As filed with the Securities and Exchange Commission on 19 September 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment no. 1)

☐   **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**
OR
☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2018**
OR
☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
OR
☐   **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organisation)

Sasol Place, 50 Katherine Street, Sandton, 2196
South Africa
(Address of Principal Executive Offices)

Paul Victor, Chief Financial Officer, Tel. No. +27 10 344 7896, Email paul.victor@sasol.com
Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of no par value*	New York Stock Exchange
4,50% Notes due 2022 issued by Sasol Financing International Limited	New York Stock Exchange

*   Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
623 081 550 Sasol ordinary shares of no par value
16 085 199 Sasol preferred ordinary shares of no par value
6 394 179 Sasol BEE ordinary shares of no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232 405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†   The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board ☒   Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Republic of South Africa

Companies Act, 2008

MEMORANDUM OF INCORPORATION

Name of company: Sasol Limited

Registration No.: 1979/003231/06

This MOI was adopted by Special Resolution passed on 30 November 2012 in substitution for the existing memorandum of incorporation of the Company.[1]

---

[1] As amended by special resolutions on 21 November 2014, 25 November 2016 and [17 November 2017]

1. **INTERPRETATION**

In this MOI, -

1.1. words that are defined in the Companies Act (which are contained in Schedule 3 for easy reference but which do not form part of this MOI for purposes of interpretation) but not defined in this MOI will bear the same meaning in this MOI as in the Companies Act read where necessary with definitions in the Listings Requirements. For ease of reading, such terms have been capitalised in this MOI;

1.2. unless the context otherwise requires –

1.2.1. "**Companies Act**" means the Companies Act, 2008, as amended or any legislation which replaces it;

1.2.2. "**Company**" means Sasol Limited (or by whatever other name it may be known from time to time), registration number 1979/003231/06, being a pre-existing Public Company incorporated under the Companies Act, 1973;

1.2.3. "**Company Secretary**" means the secretary of the Company appointed in terms of section 86 as contemplated in clause 32;

1.2.4. "**Deliver**" means deliver in the manner in which the Company is entitled to give notice or deliver documents in accordance with clause 35 (*Notices*), the Companies Act and the Regulations;

1.2.5. "**Electronic Address**" means any address or contact number furnished to the Company by the Holder or holder of Beneficial Interests in the Securities of the Company to which the Company can send Electronic Communication;

1.2.6. "**Equity Securities**" means equity securities as defined in the Listings Requirements;

1.2.7. "**Holder**" means the registered holder of Securities;

1.2.8. "**Ineligible or Disqualified**" means ineligible or disqualified as contemplated in the Companies Act (a list of which is in Schedule 4 for easy reference but which does not form part of this MOI for purposes of interpretation) or as contemplated in clause 23.1.11 which shall apply not only to Directors and Alternate Directors but also to members of Board committees and members of Audit committees and Prescribed Officers and the Company Secretary;

1.2.9. "**JSE**" means the exchange operated by JSE Limited, (Registration No. 2005/022939/06) (or any other name by which it may be known in the future) or its successor body;

1.2.10. "**Listings Requirements**" means the listings requirements of the JSE from time to time;

1.2.11. "**MOI**" means this Memorandum of Incorporation;

1.2.12. "**Ordinary Share**" means no par value ordinary Shares in the Company's Share capital, listed on the JSE;

1.2.13. "**Participant**" means a depository institution accepted by a Central Securities Depository as a participant in the Securities Services Act;

1.2.14. "**Preferred Ordinary Share**" means no par value Shares in the Company's Share capital designated as "Preferred Ordinary Shares" having the rights, privileges and conditions set out in clause 39;

1.2.15. "**Regulations**" means regulations published pursuant to the Companies Act from time to time;

1.2.16. "**Sasol BEE Ordinary Shares**" means no par value Shares in the Company's Share capital designated as "Sasol BEE Ordinary Shares", having the rights, privileges and restrictions set out in clauses 40 to 47, if the Election is not exercised or a Holder's exercise of the Election is void for any reason, or clause 47A.2, if the Election is exercised and/or if a Holder acquires Sasol BEE Ordinary Shares after the SOLBE1 Redesignation Date whether as a consequence of a new issue, or a transfer, of Sasol BEE Ordinary Shares;

1.2.17. "**Securities Services Act**" means the Securities Services Act, 2004;

1.2.17A "**SOLBE1 Redesignation Date**" means the date on which Sasol BEE Ordinary Shares held by Holders who do not exercise the Election or whose exercise of the Election is void for any reason, are automatically re-designated as Ordinary Shares;

1.2.18. "**Uncertificated Securities**" means securities as defined in the Securities Services Act which are by virtue of the Companies Act transferable without a written instrument and are not evidenced by a certificate;

1.2.19. "**Writing**" includes Electronic Communication but as regards any Holder entitled to vote, only to the extent that such Holder has notified the Company of an Electronic Address and "**Written**" shall be construed accordingly;

1.3. any reference to an enactment is to that enactment as at the date on which this MOI is adopted and as amended or re-enacted from time to time and includes any subordinate legislation made from time to time under such enactment. Any reference to a particular section in an enactment is to that section as at the date on which this MOI is adopted, and as amended or re-enacted from time to time and/or an equivalent measure in an enactment, provided that if as a result of such amendment or re-enactment, the specific requirements of a section referred to in this MOI are changed, the relevant provision of this MOI shall be read also as if it had been amended as necessary, without the necessity for an actual amendment;

1.4. to the extent that any provisions of this MOI are based on any unalterable provisions of the Companies Act or the Regulations and any of those unalterable provisions are amended, the Board is authorised to amend this MOI to reflect such amendments (which amendments will apply to the Company by operation of law), in addition to its rights to amend the MOI in terms of section 17, and in so doing eliminate the risk that if there is a conflict between any provision of this MOI and the unalterable provisions of the Companies Act or the Regulations, as amended, the relevant provision of this MOI will be void to the extent that it contravenes, or is inconsistent with the amended unalterable provisions of the Companies Act or the Regulations, as the case may be;

1.5. if any of the provisions of this MOI have been included as a consequence of the Company's obligations under the Listings Requirements and the JSE –

1.5.1. amends and relaxes any of those Listings Requirements, this MOI shall be read with reference to such relaxed standard/s;

1.5.2. deletes any of those Listings Requirements, this MOI shall be read as if those provisions of the MOI had been deleted;

1.6. references to Holders represented by proxy shall include Holders entitled to vote represented by an agent appointed under a general or special power of attorney;

1.7. references to Holders entitled to vote Present at a Meeting or acting in Person shall include Juristic Persons represented by a duly authorised representative or acting in the manner prescribed in the Companies Act;

1.8. all references to "section/s" in this MOI refer to the sections of the Companies Act unless the context indicates otherwise;

1.9.   the headings are for reference purposes only and shall not affect the interpretation of this MOI;

1.10.   words in the singular number shall include the plural, and words in the plural number shall include the singular, words importing the masculine gender shall include the female gender, and words importing Persons shall include created entities (corporate or not);

1.11.   if any term is defined within the context of any particular clause in the MOI, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this MOI, notwithstanding that that term has not been defined in this interpretation provision;

1.12.   save to the extent that item 4(4) of Schedule 5 may permit this MOI to prevail, if the provisions of this MOI are in any way inconsistent with the provisions of the Companies Act, the provisions of the Companies Act shall prevail, and this MOI shall be read in all respects subject to the Companies Act;

1.13.   in respect of the Preferred Ordinary Shares, if there is a conflict between the rights, privileges and restrictions set out in clause 39 applicable to the Preferred Ordinary Shares and the remainder of this MOI, the provisions of clause 39 will prevail;

1.14.   in respect of the Sasol BEE Ordinary Shares, if there is a conflict between the rights, privileges and restrictions set out in –

1.14.1.   clauses 40 to 47 applicable to the Sasol BEE Ordinary Shares if the Election is not exercised or a Holder's exercise of the Election is void for any reason, and the remainder of this MOI, the provisions of clauses 40 to 47 will prevail; or

1.14.2.   clause 47A.2 applicable to the Sasol BEE Ordinary Shares if the Election is exercised and/or if a Holder acquires Sasol BEE Ordinary Shares after the SOLBE1 Redesignation Date whether as a consequence of a new issue, or a transfer, of Sasol BEE Ordinary Shares, and the remainder of this MOI, the provisions of clause 47A.2 will prevail;

1.15.   the rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply to this MOI;

1.16.   if and for so long as the Company might be a Wholly-owned Subsidiary, nothing shall be read or interpreted as removing or restricting the rights granted to such a company in terms of section 57(2).

2. **CALCULATION OF BUSINESS DAYS**

When a particular number of Business Days is provided for between the happening of one event and another, the number of days must be calculated by —

2.1. excluding the day on which the first such event occurs;

2.2. including the day on or by which the second event is to occur; and

2.3. excluding any public holiday (gazetted in South Africa from time to time), Saturday or Sunday that falls on or between the days contemplated in clauses 2.1 and 2.2 respectively.

3. **PUBLIC COMPANY**

The Company is a Public Company as it is not a Private Company or a State-Owned Company or a Personal Liability Company.

4. **POWERS AND CAPACITY OF THE COMPANY**

4.1. The Company has the powers and capacity of an Individual.

4.2. No Special Resolution may be put to Holders to ratify any action by the Company or the Directors that is inconsistent with any limit, restriction or qualification regarding the purposes, powers or activities of the Company, or the authority of the Directors to perform an act on behalf of the Company, if that action was contrary to the Listings Requirements, unless otherwise agreed with the JSE.

4.3. Notwithstanding the omission from this MOI of any provision to that effect, the Company may do anything which the Companies Act and the Listings Requirements empower it to do if so authorised by its MOI.

4.4. The following corporate actions shall be undertaken in accordance with the Listings Requirements –

4.4.1. issues of Securities (including options) for cash;

4.4.2. repurchases of Securities; and

4.4.3. alterations of authorised Securities and rights attaching to classes of Securities.

5. **AMENDMENTS TO THE MOI**

5.1. Save for correcting errors substantiated as such from objective evidence or which are self evident errors (including, but without limitation *ejusdem generis*, spelling, punctuation, reference, grammar or similar defects) in the MOI, which the Board is empowered to do, and the circumstances contemplated in clauses 1.4 and 1.5, all other amendments of the MOI shall be effected in accordance with section 16(1) and a Special Resolution passed by the relevant Holders.

5.2. If errors in the MOI are corrected as referred to in clause 5.1, the Board shall either:

5.2.1. publish a copy of any such correction effected by the Board on the Company's website; or

5.2.2. furnish Shareholders with Written notice of such correction effected by the Board,

within 14 (fourteen) days after filing the notice of alteration with the Commission.

6. **THE MAKING OF RULES**

The Directors' power to make, amend or repeal Rules as contemplated in section 15(3) is prohibited.

7. **AUTHORISED SECURITIES, PREFERENCES, RIGHTS AND OTHER SHARE TERMS**

7.1. The Company is authorised to issue:

7.1.1. 1 127 690 590 (one billion one hundred and twenty seven million six hundred and ninety thousand five hundred and ninety) Ordinary Shares of no par value (which includes Ordinary Shares already issued at any time), each Ordinary Share having associated with it 1 (one) vote as contemplated in clauses 20.5.7 and 20.5.8, which shall have Voting Rights in respect of every matter that may be decided by voting and which shall rank after all other classes of Shares in the Company which do not rank *pari passu* with the Ordinary Shares as regards Distributions, but save as aforesaid shall be entitled to receive the net assets of the Company upon its liquidation;

7.1.2. 28 385 646 (twenty eight million three hundred and eighty five thousand six hundred and forty six) Preferred Ordinary Shares of no par value (which includes Preferred Ordinary Shares already issued at any time) which shall have the rights, privileges and restrictions set out in clause 39;

7.1.3. 158 331 335 (one hundred and fifty eight million three hundred and thirty one thousand three hundred and thirty five) Sasol BEE Ordinary Shares of no par value (which includes Sasol BEE Ordinary Shares already issued at any time) which shall have the rights, privileges and restrictions set out in clauses 40 to 47 as regards those in respect of which the Election is not exercised or not validly exercised, and clause 47A.2 as regards those which do not redesignate on the SOLBE1 Redesignation Date.

7.2. The Board shall not have the power to amend the authorisation (including increasing or decreasing the number) and classification of Shares (including determining rights, limitations and preferences) as contemplated in section 36(2)(b) or 36(3), unless any amendment to the authorisation and classification of Shares has been approved by Special Resolution.

7.3. Preferences, rights, limitations or other terms of any class of Shares may not be varied in response to any objectively ascertainable external fact or facts as contemplated in sections 37(6) and (7) and no resolution may be proposed to Shareholders to include in the rights attaching to any Shares the variation of the preferences, rights, limitations or other terms attaching to those Shares in response to any objectively ascertainable external fact or facts.

7.4. All Securities of a class shall rank *pari passu* in all respects.

7.5. No rights, privileges or conditions for the time being attached to any class of Securities of the Company nor any interests of that class of Securities may (unless otherwise provided by the terms of issue of the Securities of that class) whether or not the Company is being wound up, be varied in any manner adverse to the Holders of that class of Securities, nor may any variations be made to the rights, privileges or conditions of any class of Securities, such that the interests of another class of Securities is adversely affected unless, the consent in Writing of the Holders of not less than 75% (seventy five per cent) of the issued Securities of that adversely affected class has been obtained, or a Special Resolution has been passed by the Holders of that adversely affected class of Securities with the support of more than 75% (seventy five per cent) of the Voting Rights exercised on the Special Resolution at a separate meeting of the Holders of that class. The provisions of this MOI relating to Shareholders Meetings shall *mutatis mutandis* apply to any such separate meeting except that –

7.5.1. the necessary quorum shall be 3 (three) Holders Present at the Shareholders Meeting entitled to Exercise at least 50% (fifty per cent) of the Voting Rights on that matter, at the time the matter is called on the agenda; and

7.5.2. if at any adjourned meeting of such Holders, the required quorum contemplated in clause 7.5.1 is not present, those Persons entitled to vote who are Present at the Shareholders Meeting shall be a quorum; or

7.5.3. in the case of Preferred Ordinary Shares, the provisions of clause 39.8.3 shall apply.

7.6. Notwithstanding any implication in this MOI to the contrary, the Board may not authorise any financial assistance by the Company in connection with the subscription for or purchase of its Securities or those of a Related or Inter-Related company without complying with section 44(3).

8. **AUTHORITY TO ISSUE SECURITIES**

8.1. The Board shall not have the power to issue authorised Securities (other than as contemplated in clause 8.4) without the prior approval contemplated in clause 8.2 and the approval of the JSE (where necessary).

8.2. As regards the issue of –

8.2.1. Shares contemplated in sections 41(1) and (3) or as contemplated in Listings Requirement 5.50, the Board shall not have the power to allot or issue same without the prior approval of a Special Resolution;

8.2.2. Shares, other than those contemplated in clause 8.2.1, and other Securities including options in respect thereof, the Board shall not have the power to allot or issue same without the prior approval of an Ordinary Resolution,

provided that such issue has been approved by the JSE. No special privileges may be granted to secured and unsecured debt instruments as contemplated in section 43(3).

8.3. Any such approval in terms of clause 8.2, may be in the form of a general authority to the Directors, whether conditional or unconditional, to allot or issue any such Securities contemplated in clauses 8.1 and 8.2.2 in their discretion, or in the form of a specific authority in respect of any particular allotment or issue of such Securities contemplated in clauses 8.2.1 and 8.2.2. Such authority shall endure for the period provided in the Ordinary or Special Resolution in question but may be revoked by Ordinary Resolution or Special Resolution, as the case may be, at any time.

8.4. The Shareholders may approve by Ordinary Resolution for the Board to issue, or the Board (without the prior approval of an Ordinary Resolution) may issue, capitalisation Shares or offer a cash payment *in lieu* of awarding a capitalisation Share in accordance with section 47.

8.5. No Shares of a class which is listed may be issued other than as fully paid.

8.6. If the Shareholders at any time approve the establishment of a Share incentive scheme that approval constitutes authority given to the Board to issue Shares pursuant to such scheme, subject to any maximum ceiling on the number of Shares to be issued imposed by the

Shareholders in approving the scheme. A Special Resolution is required to approve a Share incentive scheme that does not constitute an Employee Share Scheme.

9.   **PRE-EMPTION ON ISSUE OF EQUITY SECURITIES**

9.1.   Equity Securities in the Company which are authorised but unissued and which are intended to be issued for cash, shall be offered to the existing Holders by way of a rights offer *pro rata* to the Voting Power of that Shareholder's Voting Rights immediately before the offer was made, with a reasonable time allowed to subscribe, unless -

9.1.1.   the approvals contemplated in clause 8.1 have been obtained;

9.1.2.   a capitalisation issue, an issue for an acquisition of assets (including another company) or an issue for the purposes of an Amalgamation or Merger, is to be undertaken;

9.1.3.   the Equity Securities are to be issued in terms of option or Conversion rights;

9.1.4.   the Equity Securities are to be issued to an approved Share incentive scheme,

provided that if any fraction of an Equity Security will have to be issued, that allocation of Equity Securities will be rounded down to the nearest whole number (unless the JSE has granted a ruling to permit otherwise) resulting in an allocation of a whole Equity Security and a cash payment for the fraction as determined in terms of the Listings Requirements..

9.2.   After the expiration of the time within which the offer may be accepted, or on the receipt of an intimation from the Person to whom the offer is made that he declines to accept the Equity Securities offered, the Board may, subject to clause 9.1, issue such Equity Securities in such manner as they think most beneficial to the Company.

10.   **CERTIFICATES EVIDENCING ISSUED SECURITIES, UNCERTIFICATED SECURITIES AND SECURITIES REGISTER**

10.1.   The Securities issued by the Company may either be certificated (that is evidenced by a certificate) or uncertificated in which case the Company must not issue certificates evidencing or purporting to evidence title to those Securities. When any new Securities are to be issued by the Company, the subscriber shall, subject to the Companies Act, be entitled to elect whether all or part of the Securities offered to him shall be in certificated or uncertificated form. Each original certificate issued to a Holder in certificated form shall be issued without charge, but for every subsequent certificate issued in respect of the same Securities to the same Holder, the Directors shall be entitled, as they may deem fit, to require a charge in settlement of the reasonable costs included in such issue and in the case of the Preferred Ordinary Shares, the provisions of clause 39.12.4 shall apply.

10.2. The Company shall convert its share register into a Securities Register with effect from the Effective Date which shall reflect –

10.2.1. the number of Securities authorised and the number available to be issued and the date of authorisation;

10.2.2. the total number of Securities of a class that have been issued, re-acquired or surrendered to the Company;

10.2.3. the number of Securities of a class that are held in uncertificated form;

10.2.4. the number of Securities of that class that are the subject of options or conversion rights which, if exercised, would require Securities of that class to be issued;

10.2.5. in the case of uncertificated Securities, a unique identifying number of the Person to, from or by whom the Securities were issued, re-acquired or surrendered, as the case may be;

10.2.6. details of any unlisted Securities issued by the Company.

10.3. As soon as practicable after -

10.3.1. issuing any Securities the Company must enter or cause to be entered in its Securities Register, in respect of every class of Securities evidenced by certificates that it has issued —

10.3.1.1. the names and addresses and identity numbers of the Persons to whom the Securities were issued;

10.3.1.2. those Persons' Electronic Addresses who have furnished them;

10.3.1.3. the number and class of Securities issued to each of them, the date of issue, distinguishing numbers and the subscription Consideration;

10.3.1.4. the total number of Securities of a class held by any Person;

10.3.1.5. the date on which any such Securities were issued or transferred to the Holder, and the date on which any such Securities were transferred by the Holder or by operation of law to another Person or re-acquired by or surrendered to the Company;

10.3.1.6. the number of, and prescribed circumstances relating to, any Securities –

10.3.1.6.1. that have been placed in trust as contemplated in section 40(6)(d) by reason of not having been fully paid for; or

10.3.1.6.2. whose transfer has been restricted;

10.3.1.7. as regards debt instruments as contemplated in section 43 –

10.3.1.7.1. the number of those Securities still in issue;

10.3.1.7.2. the names and addresses of the Holders of the Securities and any holders of a Beneficial Interest in the Securities;

10.3.1.8. the total number of uncertificated Securities from time to time;

10.3.2. the re-acquisition or surrender of any Securities the Company must enter or cause to be entered in its Securities Register, in respect of Securities re-acquired or surrendered –

10.3.2.1. the date on which the Securities were re-acquired by, or surrendered to, the Company;

10.3.2.2. the distinguishing number or numbers of any certificated Securities re-acquired or surrendered to the Company;

10.3.2.3. the Consideration for which the Securities were re-acquired by, or surrendered to, the Company; and

10.3.2.4. the name of the Person from or by whom the Securities were re-acquired or surrendered, as the case may be;

10.3.3. transferring any Securities, the Company must enter or cause to be entered in its Securities Register, in respect of Securities evidenced by certificates that it has transferred -

10.3.3.1. the name and address of the transferee;

10.3.3.2. the description of the Securities, or interest transferred;

10.3.3.3. the date of the transfer;

10.3.3.4. the value of any Consideration still to be received by the Company on each Security or interest, in the case of a transfer of Securities the subscription price for which has not been fully paid;

10.3.3.5. any other information contemplated in clause 10.3.1, any reference to issue being read as a reference to transfer,

provided that such entry may only be made if the transfer –

10.3.3.6. is evidenced by a proper instrument of transfer that has been Delivered to the Company; or

10.3.3.7. was effected by operation of law;

10.3.4. any disclosures to the Company of any Beneficial Interests in respect of Securities evidenced by certificates, the Company must enter or cause to be entered in its Securities Register, a record of all such disclosures, including the following information for any Securities in respect of which a disclosure was made –

10.3.4.1. the name and unique identifying number of the Holder of the Securities;

10.3.4.2. the number, class and the distinguishing numbers of the Securities; and

10.3.4.3. for each Person who holds a Beneficial Interest in the Securities, the extent of the Person's Interest in the Securities, together with that Person's –

10.3.4.3.1. name and unique identity number;

10.3.4.3.2. business, residential or postal address;

10.3.4.3.3. Electronic Address if available;

and any other information prescribed in terms of the Companies Act from time to time. If the Company has uncertificated Securities at any time it shall comply with the provisions of sections 52 and 53 and in particular shall enter or cause to be entered in its Securities Register the total number of such uncertificated Securities from time to time.

10.4. In the case of the death of any one or more of the joint Holders of any Securities, the remaining Holder whose name then appears first in the Securities Register shall be recognised by the Company as being the only Person entitled to such Securities, subject to clause 15, but nothing herein contained shall exempt the estate of a deceased joint Holder from any liability in respect of Securities held jointly by him.

10.5. Securities certificates shall be issued in such manner and form as the Directors shall from time to time prescribe save that they must -

10.5.1. state on the face –

10.5.1.1. the name of the Company;

10.5.1.2. the name of the Person to whom the Securities were issued;

10.5.1.3. the number and class of Shares and the designation of the series, if any, evidenced by that certificate; and

10.5.1.4. any restriction on the transfer of the Securities (which are not listed on the JSE) evidenced by that certificate;

be signed by either two Directors or the Company Secretary and one Director by autographic, mechanical or electronic means.

10.6. Each class of Shares, and any other Securities, must be distinguished by an appropriate numbering system. If all of the Company's Shares rank equally for all purposes, and are therefore not distinguished by a numbering system each certificate issued in respect of those Shares must be distinguished by a numbering system and if the Share has been transferred, the certificate must be endorsed with a reference number or similar device that will enable each preceding Holder of the Share in succession to be identified.

10.7. Each Holder shall be entitled to 1 (one) certificate for all the Securities of a particular class registered in his name, or to several certificates, each for a part of such Securities.

10.8. A certificate for Securities registered in the names of 2 (two) or more Persons shall be Delivered to the Person first named in the Securities Register and Delivery of a certificate for Securities to that Person shall be a sufficient Delivery to all joint Holders. In the case of the death of any one or more of the joint Holders of any Securities, the remaining Holder whose name then appears first in the Securities Register shall be recognised by the Company as being the only Person entitled to such certificate or any new certificate issued *in lieu* thereof.

10.9. If a certificate for Securities is defaced, lost or destroyed, it may be renewed, on such terms, as to evidence and indemnity and payment of such fee as the Board, a Director authorised by the Board, or the Company Secretary, thinks fit, and (in case of defacement) on Delivery of the old certificate or share warrant to bearer to the Company, but in the case of the Preferred Ordinary Shares, the provisions of clause 39.12.4 shall apply.

10.10. A Person –

10.10.1. acquires the rights associated with any particular Securities of the Company when that Person's name is entered in the Company's Securities Register as a Person to whom those Securities have been issued or transferred; and

10.10.2. ceases to have the rights associated with any particular Securities of the Company when the transfer to another Person, re-acquisition by the Company, or surrender to the Company of those Securities has been entered in the Company's Securities Register.

10.11. After receiving a notice from a Central Securities Depository or Participant that a Holder who wishes to withdraw all or part of the uncertificated Securities held by that Person in an uncertificated Securities Register, and obtain a certificate in respect of those withdrawn Securities, the Company must –

10.11.1. immediately enter the relevant Person's name and details of that Person's holding of Securities in the Securities Register and indicate on the Securities Register that the Securities so withdrawn are no longer held in uncertificated form;

10.11.2. within 10 (ten) Business Days, or 20 (twenty) Business Days in the case of a Holder who is not resident within South Africa –

10.11.2.1. prepare and Deliver to the relevant Person a certificate in respect of the Securities; and

10.11.2.2. notify the Central Securities Depository that the Securities are no longer held in uncertificated form,

and may charge the Holder a reasonable fee to cover the actual costs of issuing a certificate.

10.12. If the Company issues Securities and is not granted a listing for such Securities or if, for any reason, certain Securities are delisted, the share certificates for those Securities must be held in trust and stamped with the words "unlisted securities" and may only be released by the Company with the written permission of the JSE.

11. **PROHIBITION AGAINST THE COMPANY TAKING ANY LIEN**

The Company shall not be entitled to take any lien over any Securities issued by it.

12. **LISTINGS ON OTHER EXCHANGES**

12.1. The Company may seek listings on such Exchanges as the Directors may consider appropriate from time to time.

12.2. For so long as the Securities of the Company are listed on any Exchange in addition to the JSE -

12.2.1. if the listing on the JSE is the primary listing and if the Company is obliged to obtain the approval of the JSE in regard to any matter, it shall be obliged also to obtain the consent at the same time of any other Exchanges on which any of its Securities are listed to the extent that the listings requirements of those other Exchanges require the Company to obtain such consent/s;

12.2.2. the Company will comply with -

12.2.2.1. the most stringent of the same or a similar type of listings requirements of all the Exchanges on which its Securities are listed, to the extent that the listings requirements of those other Exchanges require the Company to comply with their listings requirements; and

12.2.2.2. any legislation which is applicable to the Company as a consequence of any of its Securities being listed on a particular Exchange.

13. **COMMISSION**

13.1. The Company may pay commission not exceeding 10% (ten per cent) of the subscription price at which Securities of the Company are issued to any Person, in consideration of him subscribing or agreeing to subscribe, whether absolutely or conditionally, for any securities or of him procuring or agreeing to procure subscriptions, whether absolute or conditional, for any Securities, and such commission may be paid or may agreed to be paid out of the profits, whether current or in reserve or transferred or out of profits. Any such commission may be paid in full or in part in fully paid-up Securities of the Company, provided that such commission, or any part thereof, may not be paid without prior authorisation by Ordinary Resolution.

13.2. Should all or any part of the Securities of the Company being offered for subscription be or become underwritten, the provisions of section 100(6) shall be complied with.

As amended by special resolutions on 21 November 2014, 25 November 2016 and [17 November 2017]

14.   **TRANSFER OF SECURITIES**

14.1.   The Ordinary Shares are freely transferrable, but –

14.1.1.   the Preferred Ordinary Shares are subject to the restrictions on transfer set out in clause 39.9; and

14.1.2.   the Sasol BEE Ordinary Shares are subject to the restrictions on transfer set out in clause 44.1.

14.2.   The transfer of any Securities which are certificated shall be implemented in accordance with section 51 using the then common form of transfer (which shall be in Writing) or in such manner as the Board may from time to time decide. Every instrument of transfer shall be signed by the transferor and left at the transfer office of the Company at which it is presented for registration, accompanied by the certificate of the Securities to be transferred, and or such other evidence as the Company may require to prove the title of the transferor or his rights to transfer the Securities. All instruments of transfer which are registered shall be held by the Company, but any deed of transfer which the Board may refuse to register shall be returned on demand to the Person who lodged it (except in the case of fraud).

14.3.   All authorities to sign transfer deeds granted by Holders for the purpose of transferring Securities that may be lodged, produced or exhibited with or to the Company at any of its transfer offices shall as between the Company and the grantor of such authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in Writing of the revocation of the same shall have been given and lodged at the Company's transfer offices at which the authority was lodged, produced or exhibited. Even after the giving and lodging of such notices the Company shall be entitled to give effect to any instruments signed under the authority to sign, and certified by any officer of the Company, as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent of the Holder, unless a duly certified copy of that agent's authority is produced and lodged with the Company.

14.4.   The certificated Securities Register may, upon notice being given by advertisement in the South African Government Gazette and a newspaper circulating in the district in which the office of the Company is situated, be closed during such time as the Board thinks fit, not exceeding in the whole 60 (sixty) days in each year.

15. **TRANSMISSION OF SECURITIES BY OPERATION OF LAW**

Subject to the laws relating to securities transfer tax upon or in respect of the estates of deceased Persons and the administration of the estates of insolvent and deceased Persons and Persons under disability -

15.1. the parent or guardian or curator of any Holder who is a minor;

15.2. the trustee of an insolvent Holder;

15.3. the liquidator of a body corporate Holder;

15.4. the tutor or curator of a Holder under disability;

15.5. the executor or administrator of the estate of a deceased Holder; or

15.6. any other Person becoming entitled to any Securities held by a Holder by any lawful means other than transfer in terms of this MOI,

shall, upon production of such evidence as may be required by the Directors, have the right either -

15.7. to exercise the same rights and to receive the same Distributions and other advantages to which he would be entitled if he were the Holder of the Securities registered in the name of the Holder concerned; or

15.8. himself to be registered as the Holder in respect of those Securities and to make such transfer of those Securities as the Holder concerned could have made, but the Board shall have the same right to decline or suspend registration as they would have had in the case of a transfer of the Securities by the Holder.

16. **FINANCIAL YEAR END**

The financial year end of the Company is 30 June.

17. **ACCOUNTING RECORDS AND FINANCIAL STATEMENTS**

17.1. The Company shall maintain the necessary Accounting Records which shall be kept at its Registered Office.

17.2. The Company shall prepare its Financial Statements in accordance with the Companies Act, Listings Requirements and the International Financial Reporting Standards and shall have its annual Financial Statements audited.

17.3. The Directors shall from time to time determine at what times and places (save in the case of Accounting Records which shall be accessible from the Registered Office) and under what conditions, subject to the requirements of the Regulations, the Holders and holders of Beneficial Interests not being Directors are entitled to inspect and take copies of the records referred to in section 26(1). No Shareholder (not being a Director) shall have any right to inspect any Accounting Records or book or document of the Company except as permitted in terms of the Companies Act or with the prior approval of an Ordinary Resolution or with the authority of the Board.

17.4. Access to any other information in addition to the records referred to in section 26(1), which the Holders and holders of Beneficial Interests are not expressly entitled to inspect in terms of the Companies Act or Regulations, will be subject to the provisions of the Promotion of Access to Information Act, 2000.

17.5. Subject to the provisions of the Promotion of Access to Information Act, 2000, apart from the Holders and holders of Beneficial Interests, no other Person shall be entitled to inspect any of the documents of the Company (other than the Securities Register and the register of Directors) unless expressly authorised by the Company Secretary (or his nominee).

17.6. The Company shall notify the Holders and the holders of Beneficial Interests of the publication of any annual Financial Statements of the Company, setting out the steps required to obtain a copy of those Financial Statements. If a Holder or holder of Beneficial Interests demands a copy of the annual Financial Statements, the Company shall make same available to such Holder / holder of Beneficial Interests free of charge. The Company may provide any Person with a summary of any particular Financial Statements in accordance with section 29(3).

18. **AUDIT COMMITTEE**

18.1. For so long as the Companies Act requires the Company to have an Audit committee, the Company must elect an Audit committee in terms of the Companies Act, each member of which must be a Person who satisfies the criteria set out in section 94(4).

18.2. The Board must appoint an Individual to fill any vacancy on the Audit committee within 40 (forty) Business Days after the vacancy arises.

18.3. The Audit committee's duties are set out in the Companies Act and the terms of reference applicable to the Audit committee (which terms of reference are approved by the Board from time to time).

18.4. The Company must pay all expenses reasonably incurred by its Audit committee, including, if the Audit committee considers it appropriate, the fees of any consultant or specialist engaged by the Audit committee to assist it in the performance of its functions.

18.5. No Person shall be elected as a member of the Audit committee, if he is Ineligible or Disqualified and any such election shall be a nullity. A Person placed under probation by a court must not serve as a member of the Audit committee unless the order of court so permits.

18.6. A member of the Audit committee shall cease to hold office as such immediately he –

18.6.1. becomes Ineligible or Disqualified in terms of the Companies Act; and / or

18.6.2. ceases to be a Director.

18.7. The Board, from time to time, may prescribe general qualifications for an Individual to serve as a member of the Audit committee in addition to the requirements of the Companies Act.

19. **AUDITOR**

19.1. The Company shall appoint in accordance with the Companies Act, an Auditor that satisfies the requirements prescribed in the Companies Act.

19.2. The Auditor shall fulfil the duties set out in the Companies Act and the terms of reference of the Company's Audit committee and –

19.2.1. has the right of access at all times to the accounting records and all books and documents of the Company, and is entitled to require from the Directors or Prescribed Officers any information and explanations necessary for the performance of the Auditor's duties;

19.2.2. if the Company is a Holding Company, has the right of access to all current and former financial statements of any Subsidiary and is entitled to require from the Directors or Prescribed Officers of the Company or Subsidiary any information and explanations in connection with any such statements and in connection with the Accounting Records, books and documents of the Subsidiary as necessary for the performance of the Auditor's duties; and

19.2.3. is entitled to –

19.2.3.1. attend any Shareholders Meeting;

19.2.3.2.   receive all notices of and other communications relating to any Shareholders Meeting; and

19.2.3.3.   be heard at any Shareholders Meeting on any part of the business of the meeting that concerns the Auditor's duties or functions;

19.2.4.   may not perform any services for the Company –

19.2.4.1.   that would place the Auditor in a conflict of interest as prescribed or determined by the Independent Regulatory Board for Auditors in terms of section 44(6) of the Auditing Profession Act; or

19.2.4.2.   as may be prescribed by the Audit committee.

19.3.   The provisions of clauses 32.4 and 32.5 apply *mutatis mutandis* to the Auditor.

20.   **SHAREHOLDERS MEETINGS**

20.1.   **Convening of Shareholders Meetings**

20.1.1.   The Company shall convene an Annual General Meeting once in every calendar year within 6 (six) months of the Company's financial year-end, but no more than 15 (fifteen) months after the date of the previous Annual General Meeting, which must, at a minimum, provide for the following business to be transacted –

20.1.1.1.   presentation of –

20.1.1.1.1.   the Directors' report;

20.1.1.1.2.   Audited Financial Statements for the immediately preceding financial year;

20.1.1.1.3.   an Audit committee report;

20.1.1.2.   election of Directors, to the extent required by the Companies Act or the MOI;

20.1.1.3.   election of an Audit committee;

20.1.1.4.   appointment of an Auditor for the ensuing year;

20.1.1.5.   any matters raised by Holders, with or without advance notice to the Company.

20.1.2. The Company shall hold a Shareholders Meeting in order to consider one or more resolutions and shall not permit resolution/s that could be voted on at a Shareholders Meeting to be dealt with in accordance with section 60 by Written resolutions of those Persons entitled to vote.

20.1.3. The Company must hold a Shareholders Meeting at any time that the Board is required by the Companies Act or the MOI to refer a matter to Holders entitled to vote for decision.

20.1.4. Each resolution shall be expressed with sufficient clarity and specificity and accompanied by sufficient information / explanatory material to enable a Person who is entitled to vote on the resolution to determine whether to participate in the Shareholders Meeting, if applicable, and to seek to influence the outcome of the vote on the resolution. Once a resolution has been approved, it may not be challenged or impugned on the ground that it did not comply with the aforegoing.

20.1.5. The following Persons may convene a Shareholders Meeting –

20.1.5.1. the Board or the Company Secretary, to the extent that the Board is unable to do so or has authorised him to do so; or

20.1.5.2. a Shareholder/s holding not less than 10% (ten per cent) of the Voting Rights attached to the Shares; or

20.1.5.3. if the Company has no Directors, any single Holder entitled to vote,

whenever he thinks fit.

20.1.6. A Shareholders Meeting must be convened if one or more Written and signed demands for such a Shareholders Meeting is/are Delivered to the Company, and –

20.1.6.1. each such demand describes the specific purpose for which the Shareholders Meeting is proposed; and

20.1.6.2. in aggregate, demands for substantially the same purpose are made and signed by the Holders at the earliest time specified in any of those demands, of at least 10% (ten per cent) of the Voting Rights entitled to be exercised in relation to the matter proposed to be considered at the Shareholders Meeting.

20.1.7.   Every Shareholders Meeting shall be held at the time and where the Board or Company Secretary determines from time to time. The authority of the Company to conduct a Shareholders Meeting entirely by Electronic Communication, or to provide for participation in a Shareholders Meeting by Electronic Communication so long as the Electronic Communication employed satisfies the requirements prescribed in the Companies Act and/or the Regulations, is not limited or restricted.

20.2.   **Notice of Shareholders Meetings**

20.2.1.   The Holder of any Securities which are in certificated form and thus not subject to the rules of Strate as the Central Securities Depository in which any Person has a Beneficial Interest must Deliver to each such Person –

20.2.1.1.   a notice of any Shareholders Meeting of the Company at which those Securities may be voted within 2 (two) Business Days after receiving such a notice from the Company; and

20.2.1.2.   a proxy appointment to the extent of that Person's Beneficial Interest, if the Person so demands in compliance with section 56(11).

20.2.2.   A Shareholders Meeting shall be called by at least 15 (fifteen) Business Days' notice Delivered by the Company to all Holders entitled to vote or otherwise entitled to receive notice and at the same time to the JSE. An announcement shall also be made on SENS. The notice convening an Annual General Meeting shall designate the meeting as such.

20.2.3.   Shareholders entitled to request that a resolution be proposed shall bear the cost of any notice furnished to Shareholders in relation to that resolution.

20.2.4.   A Holder entitled to vote, who is Present at a Shareholders Meeting –

20.2.4.1.   is regarded as having received or waived notice of the Shareholders Meeting if at least the required minimum notice was given;

20.2.4.2.   has a right to –

20.2.4.2.1.   allege a Material defect in the form of notice for a particular item on the agenda for the Shareholders Meeting; and

20.2.4.2.2.   participate in the determination whether to waive the requirements for notice, if less than the required minimum notice was given, or to ratify a defective notice; and

20.2.4.3.   except to the extent set out in clause 20.2.4.2 is regarded to have waived any right based on an actual or alleged Material defect in the notice of the Shareholders Meeting.

20.2.5.   A notice of a Shareholders Meeting must be in Writing, in plain language and must include –

20.2.5.1.   the date, time and place for the Shareholders Meeting, and the Record Date for the Shareholders Meeting;

20.2.5.2.   the general purpose of the Shareholders Meeting, and any specific purpose contemplated in clause 20.1.5, if applicable;

20.2.5.3.   in the case of the Annual General Meeting a summarised form of the Financial Statements to be presented and directions for obtaining a copy of such complete annual Financial Statements;

20.2.5.4.   a copy of any proposed resolution of which the Company has received notice, and which is to be considered at the Shareholders Meeting, and a notice of the percentage of Voting Rights that will be required for that resolution to be adopted;

20.2.5.5.   a reasonably prominent statement that –

20.2.5.5.1.   a Holder entitled to attend and vote at the Shareholders Meeting shall be entitled to appoint a proxy to attend, participate in, speak and vote at the Shareholders Meeting in the place of the Holder entitled to vote;

20.2.5.5.2.   a proxy need not be a Holder;

20.2.5.5.3.   a Holder entitled to vote may appoint more than 1 (one) proxy to exercise Voting Rights attached to different Securities held by that Holder entitled to vote in respect of any Shareholders Meeting and may appoint more than 1 (one) proxy to exercise

Voting Rights attached to different Securities held by the Holder which entitle him to vote;

20.2.5.5.4. the proxy may not delegate the authority granted to him as proxy to another Person;

20.2.5.5.5. participants in a Shareholders Meeting are required to furnish satisfactory identification in terms of section 63(1) in order to reasonably satisfy the Person presiding at the Shareholders Meeting that the right of that Person to participate and vote, either as a Shareholder, or as a proxy for a Shareholder, has been reasonably verified;

20.2.5.5.6. participation in the Shareholders Meeting by Electronic Communication is available, and provide any necessary information to enable Holders entitled to vote or their proxies to access the available medium or means of Electronic Communication and advise that access to the medium or means of Electronic Communication is at the expense of the Holder entitled to vote or proxy, except to the extent that the Company determines otherwise.

20.2.6. A Shareholders Meeting may proceed notwithstanding a Material defect in the giving of the notice, subject to clause 20.2.7, only if every Person who is entitled to exercise Voting Rights in respect of each item on the agenda of the Shareholders Meeting is Present at the Shareholders Meeting and votes to approve the ratification of the defective notice.

20.2.7. If a Material defect in the form or manner of giving notice of a Shareholders Meeting relates only to one or more particular matters on the agenda for the Shareholders Meeting –

20.2.7.1. any such matter may be severed from the agenda, and the notice remains valid with respect to any remaining matters on the agenda; and

20.2.7.2. the Shareholders Meeting may proceed to consider a severed matter, if the defective notice in respect of that matter has been ratified in terms of clause 20.2.6.

20.2.8. An immaterial defect in the form or manner of Delivering notice of a Shareholders Meeting, or an accidental or inadvertent failure in the Delivery of the notice to any particular Holder to whom it was addressed does not invalidate any action taken at the Shareholders Meeting.

20.3. **Quorum**

20.3.1. Business may be transacted at any Shareholders Meeting only while a quorum is present.

20.3.2. The quorum necessary for the commencement of a Shareholders Meeting shall be sufficient Persons Present at the Shareholders Meeting to exercise, in aggregate, at least 25% (twenty five per cent) of all of the Voting Rights that are entitled to be exercised in respect of at least one matter to be decided at the Shareholders Meeting but –

20.3.2.1. the Shareholders Meeting may not begin unless at least 3 (three) Persons entitled to vote are Present;

20.3.2.2. if the Company is a Subsidiary of a company, those constituting the quorum must include its Holding Company present in Person.

20.3.3. A matter to be decided at the Shareholders Meeting may not begin to be considered unless those who fulfilled the quorum requirements of clause 20.3.2, continue to be Present. If a resolution is proposed to meet the Listings Requirements, notwithstanding that the Holders of Securities not listed on the JSE shall be entitled to be counted in the quorum as a matter of law, they shall not be taken into account for the purposes of determining whether or not the quorum requirements of the JSE have been attained.

20.3.4. If within 30 (thirty) minutes from the time appointed for the Shareholders Meeting to commence, a quorum is not present, or if the quorum requirements in clause 20.3.3 cannot be achieved for any one or more matters, the Shareholders Meeting shall be postponed, without motion, vote or further notice, subject to clause 20.3.7, to the next Business Day, and if at such adjourned Shareholders Meeting a quorum is not present within 15 (fifteen) minutes from the time appointed for the Shareholders Meeting, then the Person/s entitled to vote Present shall be deemed to be the requisite quorum.

20.3.5. A Shareholders Meeting, or the consideration of any matter being debated at the Shareholders Meeting, may be adjourned from time to time without further notice on a motion supported by Persons entitled to exercise, in aggregate, a majority of the Voting Rights –

20.3.5.1. held by all of the Persons who are Present at the Shareholders Meeting at the time; and

20.3.5.2. that are entitled to be exercised on at least one matter remaining on the agenda of the Shareholders Meeting, or on the matter under debate, as the case may be.

Such adjournment shall be to the next Business Day at a fixed time and place.

20.3.6. A Shareholders Meeting may be adjourned until further notice (in which case a further notice shall be Delivered to Holders), as agreed at a Shareholders Meeting.

20.3.7. No further notice is required to be Delivered by the Company of a Shareholders Meeting that is postponed or adjourned as contemplated in clause 20.3.4, unless the location or time for the Shareholders Meeting is different from –

20.3.7.1. the location or time of the postponed or adjourned Shareholders Meeting; or

20.3.7.2. a location or time announced at the time of adjournment, in the case of an adjourned Shareholders Meeting; or

20.3.7.3. the location or time for the postponed or adjourned Shareholders Meeting as specified in the notice for the Shareholders Meeting.

20.3.8. The notice for the Shareholders Meeting can specify –

20.3.8.1. one location for the Shareholders Meeting; and

20.3.8.2. the same or a different location for the postponed or adjourned Shareholders Meeting.

20.3.9. No other business shall be transacted at any adjourned meeting other than the business left unfinished at the Shareholders Meeting at which the adjournment took place.

20.4.   **Chairman**

The chairman, if any, of the Board shall preside as chairman at every Shareholders Meeting. If there is no such chairman, or if at any Shareholders Meeting he is not present within 10 (ten) minutes after the time appointed for holding the Shareholders Meeting or is unwilling to act as chairman, the Directors shall select a Director present at the Shareholders Meeting, or if no Director is present at the Shareholders Meeting, or if all the Directors present decline to take the chair, the Persons entitled to vote shall select one of their number which is Present to be chairman of the Shareholders Meeting.

20.5.   **Voting**

20.5.1.   At any Shareholders Meeting a resolution put to the vote shall be decided on a show of hands, unless before or on the declaration of the result of the show of hands a poll shall be demanded by –

20.5.1.1.   the chairman;

20.5.1.2.   not less than 5 (five) Persons having the right to vote on that matter;

20.5.1.3.   a Person/s entitled to exercise not less than $1/10^{th}$ (one tenth) of the total Voting Rights entitled to vote on that matter; or

20.5.1.4.   Person/s entitled to vote at a Shareholders Meeting and holding not less than $1/10^{th}$ (one tenth) of the issued Share capital of the Company,

and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, such resolution. No objection shall be raised as to the admissibility of any vote except at the Shareholders Meeting or adjourned Shareholders Meeting at which the vote objected to is or may be given or tendered. Every vote not disallowed at such Shareholders Meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the Shareholders Meeting, whose decision shall be final and conclusive.

20.5.2.   If a poll is duly demanded it shall be taken in such manner as the chairman directs save that it shall be taken forthwith, and the result of the poll shall be deemed to be the resolution of the Shareholders Meeting at which the poll was demanded. Scrutineers may be appointed by the chairman to declare the result of the poll, and if appointed their decision shall be deemed to be the resolution of the Shareholders Meeting at which the poll is demanded. The demand for a poll shall not prevent the continuation of a Shareholders Meeting for the transaction of any business other than the question upon which the poll has been demanded. The demand for a poll may be withdrawn.

20.5.3.   In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the Shareholders Meeting at which the show of hands takes place, or at which the poll is demanded, shall not be entitled to a second or casting vote in addition to the vote or votes to which he is entitled as a Holder.

20.5.4.   A minute of resolutions and proceedings at Shareholders Meetings made in one of the minute books of the Company, if signed by the chairman of that Shareholders Meeting to which it relates, or by any Person appointed by the Directors to sign same in his stead, or by the chairman of the next succeeding Shareholders Meeting, shall be accepted as evidence of the facts therein stated. A report of the proceedings of any Shareholders Meeting may be circulated or advertised at the Company's expense.

20.5.5.   Any Person entitled to a Security in terms of clause 15 (*Transmission of Securities by Operation of Law*) may vote at any Shareholders Meeting in respect thereof in the same manner as if he were the Holder of that Security: provided that (except where the Directors have previously accepted his right to vote in respect of that Security) at least 24 (twenty four) hours (excluding Saturdays, Sundays and public holidays) before the time of holding the Shareholders Meeting at which he proposes to vote, he shall have satisfied the Directors that he is entitled to exercise the right referred to in clause 15 (*Transmission of Securities by Operation of Law*).

20.5.6.   Every resolution of Shareholders is either an Ordinary Resolution or a Special Resolution. An Ordinary Resolution, save to the extent expressly provided in respect of a particular matter contemplated in this MOI, shall require to be adopted with the support of more than 50% (fifty per cent) of the Voting Rights exercised on the resolution. A Special Resolution shall require to be adopted with the support of at least 75% (seventy five per cent) of the Voting Rights exercised on the resolution. For so long as the Company is listed on the JSE, if any of the Listings Requirements require an ordinary resolution to be passed with a 75% (seventy five per cent) majority, the resolution shall instead be required to be passed by a Special Resolution.

As amended by special resolutions on 21 November 2014, 25 November 2016 and [17 November 2017]

20.5.7. Subject to clause 20.5.9, on a show of hands a Person entitled to vote Present at the Meeting shall have only 1 (one) vote, irrespective of the number of Voting Rights that Person would otherwise be entitled to Exercise. A proxy shall irrespective of the number of Holders of Securities entitled to vote he represents have only 1 (one) vote on a show of hands.

20.5.8. On a poll every Person entitled to vote who is Present at the Meeting shall have 1 (one) vote for every Share held by him. On a poll, a Shareholder who is entitled to more than 1 (one) vote need not, if he votes, use all his votes or use all his votes in the same manner.

20.5.9. Save for the Holders of Ordinary Shares and any special Shares created for the purposes of black economic empowerment in terms of the Broad-Based Black Economic Empowerment Act, 2003 and the Codes of Good Practice on Black Economic Empowerment (including the Preferred Ordinary Shares and the Sasol BEE Ordinary Shares), any other Holders of Securities shall not be entitled to vote on any resolution taken by the Company other than as specified in the Listings Requirements, in which case, their votes may not carry any special rights or privileges and they shall be entitled to 1 (one) vote for each Share that they hold, provided that their total Voting Rights may not be more than 24.99% (twenty four comma ninety nine per cent) of the total Voting Rights of all Persons entitled to vote on such resolution.

20.5.10. If a resolution is proposed to meet the Listings Requirements, notwithstanding that the Holders of Securities not listed on the JSE shall be entitled to vote thereon as a matter of law, their votes shall not be taken into account for the purposes of determining whether or not the Listings Requirements have been attained.

20.5.11. Where there are joint Holders of Shares, any one of such joint Holders may vote at any Shareholders Meeting in respect of such Shares, either in Person or by proxy, as if he were solely entitled thereto; but if more than one of such joint Holders are Present at a Meeting the vote of the Person whose name appears first in the Securities Register in respect of such Shares, whether in Person or by proxy, shall be accepted to the exclusion of the votes of the other joint Holders. Several executors or administrators of a deceased Shareholder in whose name Shares are registered, shall, for the purpose of this clause, be deemed to be joint Holders thereof.

20.5.12. A Person who holds a Beneficial Interest in any Securities may vote in a matter at a Shareholders Meeting, without a proxy only to the extent that –

20.5.12.1.   the Beneficial Interest includes the right to vote on the matter; and

20.5.12.2.   the Person's name is on the Company's register of disclosures as the holder of a Beneficial Interest.

20.6.   **Proxies**

20.6.1.   No form appointing a proxy shall be valid after the expiration of 1 (one) year from the date when it was signed unless the proxy itself provides for a longer or shorter duration but it may be revoked at any time.   The appointment is revocable unless the proxy appointment expressly states otherwise, and may be revoked by cancelling it in Writing, or making a later inconsistent appointment of a proxy, and Delivering a copy of the revocation instrument to the proxy, and to the Company.   The appointment is suspended at any time and to the extent that the Holder entitled to vote chooses to act directly and in Person in the exercise of any rights as a Holder entitled to vote.

20.6.2.   The form appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be Delivered to the Company or any Person which it has identified in the notice of meeting as being a Person to whom proxies may be delivered on behalf of the Company, 24 (twenty four) hours (excluding Saturdays, Sundays and public holidays) prior to the time scheduled for the commencement of the Shareholders Meeting (or such shorter period as permitted in the discretion of the Board, chairman or Company Secretary (or his nominee)).

20.6.3.   A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or mental disorder of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Securities in respect of which the proxy is given, provided that no intimation in Writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its Registered Office before the commencement of the Shareholders Meeting or adjourned Shareholders Meeting at which the proxy is used.

20.6.4.   Subject to the provisions of the Companies Act, a form appointing a proxy may be in any form determined by the Company Secretary (or his nominee) provided that it is in Writing, which form shall be supplied by the Company upon request by a Holder entitled to vote.

20.6.5.   If a proxy is received duly signed but with no indication as to how the Person named therein should vote on any resolution, the proxy may vote or abstain from voting as he sees fit.

21.   **RECORD DATE**

21.1.   The Board shall determine the Record Date in accordance with the Companies Act, the applicable rules of the Central Securities Depository and the Listings Requirements.

21.2.   If, at any time, the Board fails to determine a Record Date, the Record Date for the relevant matter is –

21.2.1.   in the case of dividends a date subsequent to the declaration date or confirmation of the dividend, whichever is the later;

21.2.2.   10 (ten) Business Days before the date on which the action or event is scheduled to occur, in the case of a Shareholders Meeting and in any other case.

21.3.   If required in terms of the Companies Act and/or the Regulations, the Company will publish a notice of a Record Date for any matter by –

21.3.1.   Delivering a copy to each Holder; and

21.3.2.   posting a conspicuous copy of the notice –

21.3.2.1.   at its principal office;

21.3.2.2.   on its website, if it has one; and

21.3.2.3.   on any automated system of disseminating information maintained by the JSE.

22.   **DIRECTORS AND ALTERNATE DIRECTORS, ELECTION, RETIREMENT AND VACANCIES**

22.1.   **Number of Directors**

22.1.1.   The minimum number of Directors shall be 10 (ten) and the maximum 16 (sixteen), provided a maximum of 5 (five) salaried employees of the Company may simultaneously hold the office of Director. This restriction shall not apply to Alternate Directors.

22.1.2. Any failure by the Company at any time to have the minimum number of Directors, does not limit or negate the authority of the Board, or invalidate anything done by the Board or the Company.

22.2. **Rotation of Directors**

22.2.1. At the Annual General Meeting held in each calendar year 1/3 (one third) of the Directors, or if their number is not a multiple of 3 (three), then the number nearest to, but not less than 1/3 (one third) (excluding those Directors appointed in terms of clause 22.4) shall retire from office.

22.2.2. The Directors who have been longest in office since their last election shall retire at each Annual General Meeting. As between Directors of equal seniority, the Directors to retire shall, in the absence of agreement, be selected from among them in alphabetical order.

22.2.3. Notwithstanding anything herein contained, if, at the date of any Annual General Meeting, a non-executive Director: –

22.2.3.1. has held office for a period of 5 (five) years since his last election, which election took place prior to 25 November 2016, he shall retire at such Meeting, either as one of the non-executive Directors to retire in terms of clause 22.2.1 read with clause 22.2.2 or in terms of this clause; or

22.2.3.2. has held office for a period of 9 (nine) years since his first election, which election took place on or after 25 November 2016, he shall retire at such Meeting, either as one of the non-executive Directors to retire in terms of clause 22.2.1, read with clause 22.2.2or in terms of this clause, provided that the Board may nominate such Director for re-election by the Shareholders for additional periods of one year at a time, but that no Director's term of office shall exceed 12 (twelve) years.

A retiring non-executive Director shall act as a Director throughout the Annual General Meeting at which he retires. Retiring non-executive Directors may be re-elected, provided they are eligible.

22.3. **Election of Directors**

22.3.1. A Shareholder shall be entitled to nominate by Written notice to the Company any Person as a Director (and an Alternate Director thereto) for election by Shareholders in terms of clause 22.3.8. Such Written notice must –

22.3.1.1. be submitted to the Company Secretary by no later than the end of the 1st (first) week in September each year;

22.3.1.2. include written confirmation from the Person to be nominated that he agrees to be nominated as Director and consents to serve as a Director should he be elected in terms of clause 22.3.8.

22.3.2. The Directors shall, within the minimum and maximum limits stipulated in clause 22.1, determine the number of Directors, provided that there shall be 15 (fifteen) Directors until such time as the Directors determine another number.

22.3.3. Each of the Directors and the Alternate Directors, other than a Director contemplated in clause 22.4, shall be elected (which in the case of a vacancy arising shall take place at the next Annual General Meeting), in accordance with clause 22.3.8. Nominations of Persons to be elected as Alternate Directors at a particular Annual General Meeting in accordance with clause 22.3.8 will only be accepted by the Company if the Board has resolved to permit the election of any Alternate Directors at that particular Annual General Meeting.

22.3.4. An Alternate Director shall serve in the place of 1 (one) or more Director/s named in the resolution appointing or electing him, as the case may be, during the Director's/s' absence or inability to act as Director.

22.3.5. If a Person is an Alternate Director to more than 1 (one) Director or if an Alternate Director is also a Director, he shall have a separate vote, on behalf of each Director he is representing in addition to his own vote, if any.

22.3.6. Alternate Directors will cease to hold office if the Director (who he serves in place of during that Director's absence or inability to act as Director) ceases to be a Director.

22.3.7. There are no general qualifications prescribed by the Company for a Person to serve as a Director or an Alternate Director in addition to the requirements of the Companies Act. The Board with the assistance of the "Nomination, Governance, Social and Ethics Committee" must make recommendations to the Holders regarding the suitability of Persons nominated for election as Directors, taking into account their past performance and contribution, if applicable. A brief *curriculum vita* of each Person standing for election or re-election as a Director at a Meeting or the Annual General Meeting, must accompany the notice of the Meeting.

22.3.8. In any election of Directors and Alternate Directors, the election is to be conducted as follows –

22.3.8.1. a series of votes of those entitled to exercise votes regarding such election, each of which is on the candidacy of a single individual to fill a single vacancy, with the series of votes continuing until all vacancies on the Board at that time have been filled; and

22.3.8.2. in each vote to fill a vacancy –

22.3.8.2.1. each Voting Right entitled to be exercised may be exercised once; and

22.3.8.2.2. the vacancy is filled only if a majority of the Voting Rights exercised support the candidate, but if the number of Persons nominated for election exceeds the number of vacancies, the vacancies will be filled by those Persons who receive the highest number of votes in excess of a majority of the Voting Rights exercised in support of each of the candidates.

22.3.9. No Person shall be appointed or elected as a Director or Alternate Director, if he is Ineligible or Disqualified in terms of the Companies Act and Regulations and any such appointment or election shall be a nullity. A Person placed under probation by a court must not serve as a Director or an Alternate Director unless the order of court so permits.

22.4. **Vacancies**

22.4.1. Any vacancy occurring on the Board may be filled on a temporary basis by the Board with a Person who satisfies the requirements for election as a Director and is subject to all of the liabilities of any other Director, but so that the total number of the Directors shall not at any time exceed the maximum number fixed, if any, but the Individual so elected shall cease to hold office at the termination of the first Shareholders Meeting to be held after the appointment of such Individual as a Director unless he is elected at such Shareholders Meeting (and for the avoidance of doubt, if the first Shareholders Meeting held after his appointment is the Annual General Meeting, his ceasing to hold office at that Annual General Meeting shall not constitute a retirement by rotation and accordingly he shall not be included in the 1/3 (one third) of the non-executive Directors retiring from office at that Annual General Meeting).

22.4.2. Should the number of Directors fall below the number fixed by or pursuant to this MOI as the minimum, the remaining Directors must, as soon as possible, and, in any event, not later than 3 (three) months from the date that the number of Directors falls below the minimum, fill the vacancies or call a Shareholders Meeting for the purpose of filling the vacancies.   A failure by the Company to have the minimum number of Directors during the 3 (three) month period does not limit or negate the authority of the Board or invalidate anything done by the Board.   After the expiry of the 3 (three) month period, the remaining Directors shall only be permitted to act for the purpose of filling vacancies or calling Shareholders Meetings.

22.4.3. If there is no Director able and willing to act, then –

22.4.3.1. any Holder entitled to exercise Voting Rights in the election of a Director; or

22.4.3.2. the Company Secretary,

may convene a Shareholders Meeting for the purpose of electing Directors.

22.5. **Record of Directors**

22.5.1. The Company shall maintain a record of its Directors, including, in respect of each Director, that Person's:

22.5.1.1. full name, and any former names;

22.5.1.2. identity number or, if the Person does not have an identity number, the Person's date of birth;

22.5.1.3. nationality and passport number, if the Person is not a South African;

22.5.1.4. occupation;

22.5.1.5. date of their most recent election or appointment as Director of the Company;

22.5.1.6.   name and registration number of every other company or foreign company of which the Person is a director, and in the case of a foreign company, the nationality of that company; and

22.5.1.7.   the address for service for that Director; and

22.5.1.8.   any professional qualifications and experience of the Director, to the extent necessary to enable the Company to comply with the requirement that at least one–third of the members of the Company's Audit committee at any particular time must have academic qualifications, or experience in economics, law, corporate governance, finance, accounting, commerce, industry, public affairs or human resource management.

22.5.2.   With respect to each past Director, the Company must retain the information in terms of clause 22.5.1 for 7 (seven) years after the past Director retired from the Company.

23.   **CESSATION OF OFFICE AS DIRECTOR OR ALTERNATE DIRECTOR**

23.1.   A Director or Alternate Director shall cease to hold office as such –

23.1.1.   immediately he becomes Ineligible or Disqualified or the Board resolves to remove him on such basis and in the latter case the Director / Alternate Director has not within the permitted period filed an application for review or has filed such an application but the court has not yet confirmed the removal (during which period he/she shall be suspended);

23.1.2.   when his term of office contemplated in clauses 22.2, 22.3 and 22.4 expires;

23.1.3.   when he dies;

23.1.4.   when he resigns by Written notice to the Company;

23.1.5.   if there are more than 3 (three) Directors in office and if the Board determines that he has become incapacitated to the extent that the Person is unable to perform the functions of a Director, and is unlikely to regain that capacity within a reasonable time, and the Director / Alternate Director has not within the permitted period filed an application for review or has filed such an application but the court has not yet confirmed the removal (during which period he shall be suspended);

23.1.6.   if he is declared delinquent by a court, or placed on probation under conditions that are inconsistent with continuing to be a Director of the Company;

23.1.7.   if he is removed by Ordinary Resolution;

23.1.8.   if there are more than 3 (three) Directors in office and if he is removed by resolution of the Board for being negligent or derelict in performing the functions of a Director or having an interest that conflicts with the interests of the Company, and the Director / Alternate Director has not within the permitted period filed an application for review or has filed such an application but the court has not yet confirmed the removal (during which period he shall be suspended);

23.1.9.   if he files a petition for the surrender of his estate or an application for an administration order, or if he commits an act of insolvency as defined in the insolvency law for the time being in force, or if he makes any arrangement or composition with his creditors generally;

23.1.10.   if he is otherwise removed in accordance with any provisions of this MOI;

23.1.11.   if he is absent from meetings of the Directors for 6 (six) consecutive months without leave of the Directors and is not at any such meeting during such 6 (six) consecutive months represented by an Alternate Director.

24.   **REMUNERATION OF DIRECTORS AND ALTERNATE DIRECTORS AND MEMBERS OF BOARD COMMITTEES**

24.1.   The Directors or Alternate Directors or members of Board committees shall be entitled to such remuneration for their services as Directors or Alternate Directors or members of Board Committees, the basis of which must be approved from time to time by Special Resolution within the previous 2 (two) years.

24.2.   In addition, the Directors and Alternate Directors shall be entitled to be reimbursed by the Company for all reasonable expenses incurred in travelling to and from meetings of the Directors and Holders, and the members of the Board committees shall be entitled to all reasonable expenses in travelling to and from meetings of the members of the Board committees, as determined by a disinterested quorum of Directors. The Company may pay or grant any type of remuneration contemplated in sections 30(6)(b) to (g) to any executive Directors.

24.3. To the extent permitted in terms of the Companies Act, Listings Requirements or the listings requirements of any Exchange on which the Securities of the Company are listed in addition to the JSE, a Director may be employed –

24.3.1. in any other capacity in the Company; or

24.3.2. as a director or employee of a company controlled by, or itself a Subsidiary of, the Company,

and in that event, his appointment and remuneration in respect of such other office must be determined by a disinterested quorum of Directors of the Company in clause 24.3.1 or the company referred to in clause 24.3.2, as the case may be.

25. **FINANCIAL ASSISTANCE FOR DIRECTORS AND PRESCRIBED OFFICERS AND THEIR RELATED AND INTER-RELATED PARTIES**

The Board's powers to provide direct or indirect financial assistance as contemplated in section 45(2) are not limited in any manner, provided all the requirements in section 45 have been met.

26. **GENERAL POWERS AND DUTIES OF DIRECTORS**

26.1. The powers granted to the Directors in terms of section 66(1) are not limited.

26.2. The Directors may borrow money and secure the payment or repayment thereof upon terms and conditions which they may deem fit in all respects and, in particular, through the issue of debentures which bind as security all or any part of the property of the Company, both current and future.

26.3. The Board must appoint a president and chief executive officer and a chief financial officer, both of whom shall be directors (provided always that the number of Directors so appointed as the holders of any such executive office, including a chairman who holds an executive office, but not a chairman who is a non-executive Director, shall at all times comply with clause 22.1.1) at such remuneration (whether by way of salary or commission, or participation in profits or partly in one way and partly in another) and generally on such terms it may think fit, and it may be made a term of his appointment that he be paid a pension, gratuity or other benefit on his retirement from office.

26.4. The Board may from time to time remove or dismiss a Director from any executive office referred to in clause 26.3 and appoint another or others in his or their place or places at such remuneration and on such terms as it may think fit. A Director appointed in an executive office is subject to the same provisions as to retirement by rotation and removal from office as other Directors of the Company. If the president and chief executive officer or the chief financial officer for any reason ceases to hold office as Director, he shall *ipso facto* immediately cease to be the president and chief executive officer or the chief financial officer, as the case may be.

26.5.   The Board may from time to time entrust to and confer upon a president and chief executive officer, chief financial officer, manager or Director holding a similar executive office any of the powers vested in the Directors as it may think fit for a period of time and to be exercised for general or specific objects and upon such terms and with such restrictions as it may think fit.

26.6.   The Directors may exercise the Voting Rights attached to the shares in any other company held or owned by the Company in all respects in the manner in which they deem fit.

27.   **BOARD COMMITTEES**

27.1.   The Directors may appoint any number of Board committees and –

27.1.1.   constitute such committees –

27.1.1.1.   as required in terms of the Companies Act, Listings Requirements and the listings requirements of any Exchange on which the Securities of the Company are listed in addition to the JSE; and

27.1.1.2.   as recommended in terms of any applicable code of good corporate governance;

27.1.2.   delegate to such committees any authority of the Board, subject to the delegations of authority set out in the terms of reference applicable to each committee.

27.2.   The members of any such committees may include Persons who are not Directors, but such Persons shall not be able to vote.

27.3.   A Director may be appointed to more than one Board Committee.

27.4.   No Person shall be appointed as a member of a Board committee, if he is Ineligible or Disqualified and any such appointment shall be a nullity. A Person placed under probation by a court must not serve as a member of a Board committee unless the order of court so permits.

27.5.   The Board, from time to time, may prescribe general qualifications for an Individual to serve as a member of a Board committee in addition to the requirements of the Companies Act.

27.6. A member of a Board committee shall cease to hold office as such immediately he becomes Ineligible or Disqualified in terms of the Companies Act.

27.7. Committees of the Board may consult with or receive advice from any Person, provided that the prior written consent of the Company Secretary to any such consultation with, or request for advice from, any such Person has been obtained.

27.8. Meetings and other proceedings of a committee of the Board consisting of more than 1 (one) member shall be governed by the provisions of this MOI regulating the meetings and proceedings of Directors in so far as they are applicable thereto and are not substituted by terms of reference provided for by the Board in terms of clause 27.1.

27.9. The composition of such committees, a brief description of their mandates, the number of meetings held and other relevant information must be disclosed in the annual report of the Company.

28. **PERSONAL FINANCIAL INTERESTS OF DIRECTORS AND PRESCRIBED OFFICERS AND MEMBERS OF BOARD COMMITTEES**

28.1. For the purposes of this clause 28 (*Personal Financial Interests of Directors and Prescribed Officers and Members of Board Committees*), -

28.1.1. "Director" includes an Alternate Director, a Prescribed Officer, and a Person who is a member of a committee of the Board, irrespective of whether or not the Person is also a member of the Board; and

28.1.2. "Related Person" when used in reference to a Director, has the meaning set out in section 1, but also includes a second company of which the Director or a Related Person is also a Director, or a close corporation of which the Director or a Related Person is a Member.

28.2. This clause 28 (*Personal Financial Interests of Directors and Prescribed Officers and Members of Board Committees*) shall not apply to a Director in respect of a decision that may generally affect –

28.2.1. all of the Directors in their capacity as Directors, but in that case all the Directors shall act in accordance with and as if section 75(3) were applicable unless the Directors are acting pursuant to an authorisation given by the Holders for the Directors to make a decision within certain thresholds, relating to their capacity as Directors; or

28.2.2.   a class of Persons, despite the fact that the Director is one member of that class of Persons, unless the only members of the class are the Director or Persons Related or Inter-related to the Director. In such event the Director shall be treated as not having a Personal Financial Interest, unless the class is predominantly made up of Directors and Persons Related or Inter-related to such Directors and in the circumstances the conflict of the Director requires the provisions of this clause 28 (*Personal Financial Interests of Directors and Prescribed Officers and Members of Board Committees*) to apply.

28.3.   If despite the Listings Requirements, there is only 1 (one) Director in office at any time, and since the Company is listed and that Director cannot as a result hold all of the Beneficial Interests of all of the issued Securities of the Company, that Director may not -

28.3.1.   approve or enter into any agreement in which the Director or a Related Person has a Personal Financial Interest; or

28.3.2.   as a Director, determine any other matter in which the Director or a Related Person has a Personal Financial Interest,

unless the agreement or determination is approved by an Ordinary Resolution after the Director has disclosed the nature and extent of that Personal Financial Interest to those entitled to vote on such Ordinary Resolution.

28.4.   At any time, a Director may disclose any Personal Financial Interest in advance, by delivering to the Board, or Holders (if the circumstances contemplated in clause 28.3 prevail), a notice in Writing setting out the nature and extent of that Personal Financial Interest, to be used generally by the Company until changed or withdrawn by further Written notice from that Director.

28.5.   If, in the reasonable view of the other non-conflicted Directors, a Director or the Related Person in respect of such Director acts in competition with the Company relating to the matter to be considered at the meeting of the Board, the Director shall only be entitled to such information concerning the matter to be considered at the meeting of the Board as shall be necessary to enable the Director to identify that such Personal Financial Interest exists or continues to exist.

28.6.   If a Director (whilst the circumstances contemplated in clause 28.3 are not applicable), has a Personal Financial Interest in respect of a matter to be considered at a meeting of the Board, or Knows that a Related Person has a Personal Financial Interest in the matter, that Director must comply with the requirements set out in section 75(5).

28.7. If a Director acquires a Personal Financial Interest in an agreement or other matter in which the Company has a Material interest, or Knows that a Related Person has acquired a Personal Financial Interest in the matter, after the agreement or other matter has been approved by the Company, the Director must promptly disclose to the Board, or to the Holders entitled to vote (if the Company is a company contemplated in clause 28.3), the nature and extent of that Personal Financial Interest, and the material circumstances relating to the Director or Related Person's acquisition of that Personal Financial Interest.

28.8. A decision by the Board, or a transaction or agreement approved by the Board, or by the Holders (if the Company is a company contemplated in clause 28.3), is valid despite any Personal Financial Interest of a Director or Person Related to the Director, only if –

28.8.1. it was approved following the disclosure of the Personal Financial Interest in the manner contemplated in this clause 28 (*Personal Financial Interests of Directors and Prescribed Officers and Members of Board Committees*); or

28.8.2. despite having been approved without disclosure of that Personal Financial Interest, it has been ratified by an Ordinary Resolution following disclosure of that Personal Financial Interest or has been declared to be valid by a court.

29. **PROCEEDINGS OF DIRECTORS**

29.1. **Convening of Directors Meetings**

29.1.1. A Director authorised by the Board (or the Company Secretary on the request of a Director authorised by the Board) –

29.1.1.1. may, at any time, call a meeting of the Directors; and

29.1.1.2. must call a meeting of the Directors if required to do so by at least –

29.1.1.2.1. 25% (twenty five per cent) of the Directors, in the case of a Board that has at least 12 (twelve) members; or

29.1.1.2.2. 2 (two) Directors, in any other case.

29.1.2. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as its thinks fit.

29.1.3. All meetings shall be held at the place determined by the chairman and in the absence of the chairman, shall be held where the Company's Registered Office is for the time being situated. A meeting of Directors may be conducted by

Electronic Communication and any of the Directors may participate in a meeting by Electronic Communication provided that the Electronic Communication facility employed ordinarily enables all Persons participating in that meeting to communicate concurrently with each other without an intermediary, and to participate effectively in the meeting.

29.2. **Notice of Directors Meetings**

29.2.1. The Directors may determine what period of notice shall be given of meetings of Directors and may determine the means of giving such notice which may include telephone, telefax or Electronic Communication. For matters requiring urgent resolution by the Directors, notice of meetings may be given by telephone or Electronic Communication. It shall be necessary to give notice of a meeting of Directors to all Directors (including Alternate Directors).

29.2.2. If all of the Directors –

29.2.2.1. acknowledge actual receipt of the notice;

29.2.2.2. are present at a meeting of the Directors; or

29.2.2.3. waive notice of the meeting,

the meeting may proceed even if the Company failed to give the required notice of that meeting, or there was a defect in the giving of the notice.

29.3. **Quorum**

29.3.1. The quorum for a Directors' meeting is 5 (five) Directors of which not less than 3 (three) Directors shall be non-executive.

29.3.2. A meeting of Directors at which a quorum is present shall be authorised to exercise all or any of the powers and authorities which vest in the Directors or which may be exercised by them in terms of this MOI or the Companies Act.

29.4. **Chairman**

29.4.1. The Directors may elect a chairman, vice-chairman and/or lead independent non-executive Director of their meetings and determine the period for which they are to hold office.

29.4.2. If no chairman, vice-chairman or lead independent non-executive Director is elected, or if at any meeting the chairman or vice-chairman have given notice of their inability to be present at the meeting, or such chairman or vice-chairman is not present within 5 (five) minutes after the time appointed for holding it, or the chairman or vice-chairman is present at the Directors meeting but is unwilling to act as chairman, the Directors present may choose one of their number to be chairman of the meeting. If an interim vacancy in the office of chairman, vice-chairman or lead independent non-executive Director arises, the Directors may elect a chairman, vice-chairman or lead independent non-executive Director, as the case may be.

29.5. **Voting**

29.5.1. Each Director has 1 (one) vote on a matter before the Board and a majority of the votes cast on a resolution is sufficient to approve that resolution.

29.5.2. In the case of a tied vote the chairman may not cast a deciding vote and the matter being voted on fails.

29.5.3. The Company must keep minutes of the meetings of the Board, and any of its committees as prescribed in the Companies Act.

29.5.4. Resolutions adopted by the Board –

29.5.4.1. must be dated and sequentially numbered; and

29.5.4.2. are effective as of the date of the resolution, unless the resolution states otherwise.

29.5.5. Any minutes of a meeting, or a resolution, or any extract therefrom, signed by the chairman of the meeting, or by the chairman of the next meeting of the Board, or by any Person authorised by the Board to sign same in his stead, or by any 2 (two) Directors, are/is evidence of the proceedings of that meeting, or adoption of that resolution, as the case may be without the necessity for further proof of the facts stated. The Company Secretary or his authorised nominee may sign an extract from the minutes of a Board meeting, or a resolution, which shall constitute evidence of the proceedings of that meeting, or adoption of that resolution, as the case may be without the necessity for further proof of the facts stated.

29.5.6. A Written resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted, provided that each Director who is able to receive notice, has received notice of the matter to be decided. For the purposes hereof a Written resolution means a resolution passed other than at a meeting of Directors, in respect of which, subject to clause 29.5.3, a majority of Directors (for which purpose one or more Alternate Directors shall be entitled to sign a round robin resolution if one or more Directors are not able to sign or timeously return a signed copy of the resolution, and without his vote/s the requisite majority cannot be achieved), voted in favour by signing in Writing a resolution in counterparts or otherwise. Any such resolution may consist of one or more documents, with the same form and contents, which in aggregate have been signed by the required number of Directors or Alternate Directors.

30. **VALIDITY OF ACTS OF DIRECTORS**

As regards all persons dealing in good faith with the Company, all acts of a Director shall be valid notwithstanding any defect that may afterwards be discovered in his appointment or election.

31. **PRESCRIBED OFFICERS**

31.1. No Person shall act as a Prescribed Officer, if he is Ineligible or Disqualified. A Person placed under probation by a court must not consent to be appointed to an office or undertake any functions which would result in him being a Prescribed Officer nor act in such office nor undertake any such functions unless the order of court so permits.

31.2. A Prescribed Officer shall cease to hold office immediately after he becomes Ineligible or Disqualified in terms of the Companies Act or the Company's employment policies.

32. **APPOINTMENT OF COMPANY SECRETARY**

32.1. The Directors must appoint the Company Secretary from time to time, who –

32.1.1. shall be a permanent resident of South Africa and remain so while serving as Company Secretary; and

32.1.2. shall have the requisite knowledge of, or experience in, any law relevant to or affecting the Company; and

32.1.3. may be a Juristic Person subject to the following –

32.1.3.1. every employee of that Juristic Person who provides company secretary services, or partner and employee of that partnership, as the case may be, is not Ineligible or Disqualified;

32.1.3.2. at least 1 (one) employee of that Juristic Person, or one partner or employee of that partnership, as the case may be, satisfies the requirements in clauses 32.1.1 and 32.1.2;

32.2. Within 60 (sixty) Business Days after a vacancy arises in the office of Company Secretary, the Board must fill the vacancy by appointing a Person whom the Board considers to have the requisite knowledge and experience. A change in the membership of a Juristic Person or partnership that holds office as Company Secretary does not constitute a vacancy in the office of Company Secretary, if the Juristic Person or partnership continues to satisfy the requirements of clause 32.1.3.

32.3. If at any time a Juristic Person or partnership holds office as Company Secretary of the Company –

32.3.1. the Juristic Person or partnership must immediately notify the Board if the Juristic Person or partnership no longer satisfies the requirements of clause 32.1.3, and is regarded to have resigned as Company Secretary upon giving that notice to the Company;

32.3.2. the Company is entitled to assume that the Juristic Person or partnership satisfies the requirements of clause 32.1.3, until the Company has received a notice contemplated in clause 32.3.1; and

32.3.3. any action taken by the Juristic Person or partnership in performance of its functions as Company Secretary is not invalidated merely because the Juristic Person or partnership had ceased to satisfy the requirements of clause 32.1.3 at the time of that action.

32.4. The Company Secretary may resign from office by giving the Company 1 (one) month's Written notice or less than that with the prior Written approval of the Board.

32.5. If the Company Secretary is removed from office by the Board, the Company Secretary may, by giving Written notice to that effect to the Company by not later than the end of the financial year in which the removal took place, require the Company to include a statement in its annual Financial Statements relating to that financial year, not exceeding a reasonable length, setting out the Company Secretary's contention as to the circumstances that resulted in the removal. The Company must include this statement in the Directors' report in its annual Financial Statements.

33. **DISTRIBUTIONS**

33.1. The Company –

33.1.1. may make Distributions from time to time, provided that –

33.1.1.1. any such Distribution –

33.1.1.1.1.   is pursuant to an existing legal obligation of the Company, or a court order; or

33.1.1.1.2.   the Board, by resolution, has authorised the Distribution in accordance with the Companies Act;

33.1.1.2.   it reasonably appears that the Company will satisfy the Solvency and Liquidity Test immediately after completing the proposed Distribution; and

33.1.1.3.   the Board, by resolution, has acknowledged that it has applied the Solvency and Liquidity Test and reasonably concluded that the Company will satisfy the Solvency and Liquidity Test immediately after completing the proposed Distribution; and

33.1.1.4.   no obligation is imposed, if it is a distribution of capital, that the Company is entitled to require it to be subscribed again;

33.1.1.5.   any payment to Shareholders which is not *pro rata* to all Shareholders will be regarded as a specific payment and will require the Company to obtain the approval of its Shareholders at a Shareholders Meeting, which approval is not required in respect of cash dividends paid out of retained income, scrip dividends or capitalisation issues;

33.1.1.6.   where the underlying Securities are unlisted when the Company effects a Distribution *in specie* by way of an unbundling (either by way of *pro rata* or specific payment) or where such Securities become unlisted as a result of the unbundling, Shareholder approval is required;

33.1.2.   must before incurring any debt or other obligation for the benefit of any Holders, comply with the requirements in clause 33.1.1,

and must complete any such Distribution fully within 120 (one hundred and twenty) Business Days after the acknowledgement referred to in clause 33.1.1.3, failing which it must again comply with the aforegoing.

33.2.   No notice of change of address or instructions as to payment received less than 3 (three) Business Days before the date of payment of the dividend of other Distribution shall become effective until after the dividend or other Distribution has been made, unless the Board so determines at the time the dividend or other Distribution is approved.

33.3. All unclaimed Distributions as contemplated in this clause –

33.3.1. will be held for a period of 3 (three) years without the Company being entitled to use same; and may be invested or otherwise be made use of by the Directors for the benefit of the Company until claimed, without the payment of interest, provided that any dividend or other Distribution remaining unclaimed for a period of not less than 12 (twelve) years from the date on which it became payable may be forfeited by resolution of the Directors for the benefit of the Company.

33.3.2. After the expiry of the 3 (three) year period referred to in clause 33.3.1, may be invested or otherwise be made use of by the Directors for the benefit of the Company,

without the payment of interest, provided that any dividend or other Distribution remaining unclaimed for a period of not less than 12 (twelve) years from the date on which it became payable may be forfeited by resolution of the Directors for the benefit of the Company and upon the passing of such resolution the Holders concerned shall no longer have any claim against the Company in respect thereof.

33.4. The Company shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed Distributions, to any one of the Company's bankers from time to time.

33.5. Where Shareholders reside outside South Africa, the Directors are empowered, subject to applicable law, to make Distributions in another appropriate currency and in such case to determine the date upon which and the exchange rate at which the Distributions shall be converted into that other currency.

33.6. If any problem arises in connection with a Distribution, the Directors may settle same as they deem fit, and in particular may determine the value in respect of a Distribution *in specie* of the assets forming part thereof, and may determine to make cash payments as necessary, and may vest any such assets in trustees upon such trust for the Persons entitled to the Distribution as they deem fit.

33.7. If several Persons are registered as the joint Holders of any Security, any one of such Persons may give valid receipts for all the Distributions in respect of such Security.

33.8. Each Holder shall provide the Company with his banking details in Writing and notify the Company in Writing of any changes to such banking details. A Distribution will be paid by electronic funds transfer or otherwise as the Board may from time to time decide, unless a particular Holder requests in Writing for such payment to be made by cheque (in which case that Holder shall bear the risk of such payment by cheque). Proof of payment shall be sent to the Electronic Address of the Holder entitled thereto or to any other address requested by him in the case of joint Holders to that one of them named first in the Securities Register in respect of such joint Holding, and suchproof of payment exempts the Company of liability in respect of such dividend. If a Shareholder has requested that Distributions be paid to him by cheque and the amount of any 1 (one) Distribution is less than R100 (one hundred Rands), such amount shall be retained in trust, in the Company's unclaimed dividend account, for the benefit of such Shareholder until such amount exceeds R100 (one hundred Rands), whereupon it shall be paid by the Company to the Shareholder.

34. LOSS OF DOCUMENTS

The Company shall not be responsible for the loss in transmission of any cheque, warrant, certificate or (without any limitation *eiusdem generis*) other document sent through the post either to the registered address of any Holder or to any other address requested by the Holder.

35. NOTICES

35.1. The Company may give notices, documents, records or statements by personal delivery to the Holder or holder of Beneficial Interests or by sending them prepaid through the post or by transmitting them by fax or by Electronic Communication to such Person's last known address. The Company must give notice of –

35.1.1. any Shareholders Meeting in the manner referred to in clause 35.1 to each Person entitled to vote at such Shareholders Meeting, other than proxies and Persons entitled to vote at such Shareholders Meeting who have elected not to receive such notice;

35.1.2. availability of a document, record or statement to the Holder or holder of Beneficial Interests in the manner prescribed in the Companies Act and/or the Regulations.

35.2. Any Holder or holder of Beneficial Interests who/which has furnished an Electronic Address to the Company, by doing so –

35.2.1. authorises the Company to use Electronic Communication to give notices, documents, records or statements to him; and

35.2.2. confirms that same can conveniently be printed by the Holder / holder of the Beneficial Interests within a reasonable time and at a reasonable cost.

35.3. A Holder or Person entitled to Securities (or his executor) shall be bound by every notice in respect of the Securities Delivered to the Person who was, at the date on which that notice was Delivered, shown in the Securities Register or established to the satisfaction of the Directors (as the case may be) as the Holder of or Person entitled to the Securities, notwithstanding that the Holder or Person entitled to Securities may then have been dead or may subsequently have died or have been or become otherwise incapable of acting in respect of the Securities, and notwithstanding any transfer of the Securities was not registered at that date. The Company shall not be bound to enter any Person in the Securities Register as entitled to any Securities until that Person gives the Company an address for entry on the Securities Register.

35.4. If joint Holders are registered in respect of any Securities or if more than 1 (one) Person is entitled to Securities, all notices shall be given to the Person named first in the Securities Register in respect of the Securities, and notice so Delivered shall be sufficient notice to all the Holders of or Persons entitled to or otherwise interested in the Securities.

35.5. The Company shall not be bound to use any method of giving notice, documents, records or statements or notices of availability of the aforegoing, contemplated in the Regulations in respect of which provision is made for deemed delivery, but if the Company does use such a method, the notice, document, record or statement or notice of availability of the aforegoing shall be deemed to be delivered on the day determined in accordance with Table CR3 in the Regulations (which is included as Schedule 5 for easy reference but which does not form part of this MOI for purposes of interpretation). In any other case, when a given number of days' notice or notice extending over any period is required to be given (which are not Business Days which shall be calculated in accordance with clause 2 (*Calculation of Business Days*)), the provisions of clause 2 (*Calculation of Business Days*) shall also be applied.

35.6. The holder of a Share warrant to bearer shall not, unless it be otherwise expressed in the warrant, be entitled in respect thereof to notice of any Shareholders Meeting or otherwise, except by way of advertisement in a Johannesburg daily newspaper, provided that where a branch Securities Register or transfer office has been established, such advertisement shall also be inserted in at least 1 (one) daily newspaper circulating in the district in which any branch Securities Register or transfer office is located, for at least 7 (seven) days. Any notice given by advertisement shall be deemed to have been delivered on the first day when the newspaper containing such advertisement shall be published.

35.7. As regards the signature of an Electronic Communication by a Holder, it shall be in such form as the Directors may specify to demonstrate that the Electronic Communication is genuine, or failing any such specification by the Directors, subject to section 13 of the

Electronic Communications and Transactions Act, it shall be constituted by the Holder indicating in the Electronic Communication that it is the Holder's intention to use the Electronic Communication as the medium to indicate the Holder's approval of the information in, or the Holder's signature of the document in or attached to, the Electronic Communication which contains the name of the Holder sending it in the body of the Electronic Communication.

36. **INDEMNITY**

36.1. For the purposes of this clause 36 (*Indemnity*), "Director" includes a former Director, an Alternate Director, a Prescribed Officer, a Person who is a member of a committee of the Board, irrespective of whether or not the Person is also a member of the Board and a member of the Audit committee.

36.2. The Company may –

36.2.1. not directly or indirectly pay any fine that may be imposed on a Director, or on a Director of a Related company, as a consequence of that Director having been convicted of an offence in terms of any national legislation unless the conviction was based on strict liability;

36.2.2. advance expenses to a Director to defend litigation in any proceedings arising out of the Director's service to the Company; and

36.2.3. directly or indirectly indemnify a Director for –

36.2.3.1. any liability, other than in respect of –

36.2.3.1.1. any liability arising in terms of section 77(3)(a), (b) or (c) or from wilful misconduct or wilful breach of trust on the part of the Director; or

36.2.3.1.2. any fine contemplated in clause 36.2.1;

36.2.3.2. any expenses contemplated in clause 36.2.2, irrespective of whether it has advanced those expenses, if the proceedings –

36.2.3.2.1. are abandoned or exculpate the Director; or

36.2.3.2.2. arise in respect of any other liability for which the Company may indemnify the Director in terms of clause 36.2.3.1.

36.3. The Company may purchase insurance to protect –

36.3.1. a Director against any liability or expenses contemplated in clause 36.2.2 or 36.2.3; or

36.3.2. the Company against any contingency including but not limited to –

36.3.2.1. any expenses –

36.3.2.1.1. that the Company is permitted to advance in accordance with clause 36.2.2; or

36.3.2.1.2. for which the Company is permitted to indemnify a Director in accordance with clause 36.2.3.2; or

36.3.2.2. any liability for which the Company is permitted to indemnify a Director in accordance with clause 36.2.3.1.

36.4. The Company is entitled to claim restitution from a Director or of a Related company for any money paid directly or indirectly by the Company to or on behalf of that Director in any manner inconsistent with section 78.

36.5. Subject to the provisions of this MOI, no Director is liable for the acts, receipts, neglect or default of any other Director, or for joining, for the sake of conformity, in any receipt or other act, or for loss or expense suffered or incurred by the Company as a result of the insufficiency or deficiency of title to any property acquired by order of the Directors for and on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the money of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or unlawful act of any Person with whom money or Securities were deposited, or for any loss or damage occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune of whatever nature which occurred in the execution of the duties of his office or in relation thereto, unless same occurred in consequence of his own negligence, neglect, breach of duty or disregard of a trust.

37. **REPURCHASE OF SECURITIES**

Subject to clause 39.5, the Company is authorised to repurchase its Securities subject to compliance with the Companies Act and the Listings Requirements, including for the purposes of an odd-lot offer as contemplated in the Listings Requirements.

38. **WINDING-UP**

Upon winding-up, any part of the assets of the Company remaining after the payment of the debts and liabilities of the Company and the costs of liquidation, including Securities of other companies, may -

38.1. with the sanction of a Special Resolution, be divided *in specie* among the Shareholders in proportion to the number of Shares respectively held by each of them, provided that the provisions of this MOI shall be subject to the rights of the Holders of Securities issued upon special conditions; or

38.2. with the same sanction, be vested in trustees for the benefit of such Shareholders, and the liquidation of the Company may be finalised and the Company dissolved.

39. **RIGHTS, PRIVILEGES AND CONDITIONS ATTACHING TO THE PREFERRED ORDINARY SHARES**

The Preferred Ordinary Shares in the Share capital of the Company shall have the following rights, privileges and conditions -

39.1. **Definitions**

39.1.1. In this clause 39, headings are for convenience only and shall not be used in its interpretation and, unless the context clearly indicates a contrary intention, an expression which denotes any gender includes the other genders, any reference to a natural person includes a reference to an artificial or juristic person and vice versa, the singular includes the plural and vice versa and the followings words and expressions shall bear the meanings assigned to them below and cognate expressions shall bear corresponding meanings -

39.1.1.1. "**Board**" - the board of directors of the Company from time to time;

39.1.1.2. "**Business Day**" - each calendar day, other than Saturdays, Sundays and official public holidays in South Africa, on which banks are open for business in South Africa;

39.1.1.3. "**Cessation of Preferred Rights**" – the automatic cessation of all Privileges and Conditions set out in Articles 39.3, 39.4, 39.5, 39.6, 39.7, 39.8, 39.12 and 39.13 attaching to a Preferred Ordinary Share and the automatic re-designation of such Preferred Ordinary Share into and as an Ordinary Share in accordance with clause 39.11;

39.1.1.4. "**Class A Preference Share**" - a class A cumulative fixed rate redeemable preference share with a par value of ZAR0,01 (one cent) in the issued Share capital of Groups FundCo and/or Public FundCo (as the context may indicate);

39.1.1.5. "**Class A Preference Shareholder**" in relation to a Class A Preference Share – the registered holder (as reflected in the Securities Register of Groups FundCo and/or Public FundCo, as the case may be) of that Class A Preference Share from time to time and for the time being;

39.1.1.6. "**Class A Preference Share Terms**" – the rights, privileges and conditions attaching to the Class A Preference Shares, as set out in the Groups FundCo Subordination and Agency Agreement and the Public FundCo Subordination and Agency Agreement (as the context may indicate);

39.1.1.7. "**Class B Preference Share**" - a Class B cumulative fixed rate redeemable preference Share with a par value of ZAR0,01 (one cent) in the issued Share capital of Groups FundCo and/or Public FundCo (as the context may indicate);

39.1.1.8. "**Class B Preference Shareholder**" - in relation to a Class B Preference Share – the registered holder (as reflected in the Securities Register of Groups FundCo and/or Public FundCo, as the case may be) of that Class B Preference Share from time to time and for the time being;

39.1.1.9. "**Class B Preference Share Terms**" – the rights, privileges and conditions attaching to the Class B Preference Shares, as set out in the Groups FundCo Subordination and Agency Agreement and the Public FundCo Subordination and Agency Agreement (as the context may indicate);

39.1.1.10. "**Class C Preference Share**" - a Class C cumulative floating rate redeemable preference Share with a par value of ZAR0,01 (one cent) in the issued Share capital of Groups FundCo and/or Public FundCo (as the context may indicate);

39.1.1.11. "**Class C Preference Shareholder**" in relation to a Class C Preference Share – the registered holder (as reflected in the

Securities Register of Groups FundCo and/or Public FundCo, as the case may be) of that Class C Preference Share from time to time and for the time being;

39.1.1.12. "**Class C Preference Share Terms**" – the rights, privileges and conditions attaching to the Class C Preference Shares, as set out in the Groups FundCo Subordination and Agency Agreement and the Public FundCo Subordination and Agency Agreement (as the context may indicate);

39.1.1.13. "**Credit for STC**" - the amount of any dividends accrued to a company which may be deducted from the amount of any dividend declared by that company in determining the net amount of such dividend declared in accordance with the provisions of section 64B(3) of the Income Tax Act, 1962;

39.1.1.14. "**Dividend**" in respect of a class of Shares - a dividend declared or otherwise paid by the Company to the Registered Holders of that class of Shares in their capacity as such;

39.1.1.15. "**Encumber**" - any

39.1.1.15.1. mortgage, pledge, lien, assignment or cession conferring security, hypothecation, security interest, preferential right, trust arrangement, lease, option, right of first refusal, right of pre-emption, right of retention or any other encumbrance securing any obligation of any person;

39.1.1.15.2. agreement, arrangement or transaction under or pursuant to which –

39.1.1.15.2.1. a security interest is created and/or security is granted over any asset; and/or

39.1.1.15.2.2. any money or claims to, or for the benefit of, a bank or other account may be applied, set-off or made subject to a combination of accounts so as to effect a full or partial discharge of any sum owed or payable to any person; or

39.1.1.15.3.   other type of preferential agreement, arrangement or transaction (including any title transfer and retention arrangement), the effect of which is the creation of a security interest,

and the words "**Encumbrance**" and "**Encumbered**" shall be construed in a like manner;

39.1.1.16.   "**Final Preferred Ordinary Dividend**" – a Dividend deemed to be declared and required to be paid in respect of each Preferred Ordinary Share on the Redesignation Date of such Preferred Ordinary Share, as contemplated in clause 39.4.3.2;

39.1.1.17.   "**Groups FundCo**" – Sasol Inzalo Groups Funding Proprietary Limited (Registration No. 2007/030536/07), a private company with limited liability duly incorporated under the laws of South Africa;

39.1.1.18.   "**Groups FundCo Call Option**" – the call option granted by the Groups FundCo Preference Shareholders to the Company as set out in clause 10 of the Groups FundCo Subordination and Agency Agreement;

39.1.1.19.   "**Groups FundCo Preference Share**" - a Class A Preference Share, a Class B Preference Share or a Class C Preference Share issued by Groups FundCo from time to time;

39.1.1.20.   "**Groups FundCo Preference Share Agent**" – the preference Share agent appointed by the Groups FundCo Preference Shareholders in writing to act on their behalf pursuant to clause 4 of the Groups FundCo Subordination and Agency Agreement;

39.1.1.21.   "**Groups FundCo Preference Shareholder**" - a registered holder of one or more Groups FundCo Preference Shares at that point in time;

39.1.1.22.   "**Groups FundCo Redesignation Date**" in respect of a Preferred Ordinary Share held by Groups FundCo – the date on which a Cessation of Preferred Rights occurs in respect of that Preferred Ordinary Share and on which that Preferred Ordinary Share is automatically re-designated into an Ordinary Share, being the date which is the earlier of –

39.1.1.22.1.   the 10th (tenth) anniversary of the Issue Date of the first Preferred Ordinary Share to be issued, or a date selected by Sasol's Board (or anyone to whom it delegates its authority), occurring during the period 1 April 2018 to 27 June 2018, to facilitate a co-ordinated approach in an appropriate manner to the termination of the Sasol Inzalo BEE transaction that was implemented in 2008; or

39.1.1.22.2.   the date of receipt by the Company of a written notice from the Groups FundCo Preference Share Agent referring to the Preferred Ordinary Shares held by Groups FundCo and confirming that a Redemption Event has occurred in respect of any Groups FundCo Preference Share, unless the Company has at such date already exercised its rights under the Groups FundCo Call Option,

provided that if such date falls on a day which is not a Business Day, the Groups FundCo Redesignation Date shall fall on the immediately succeeding Business Day;

39.1.1.23.   "**Groups FundCo Subordination and Agency Agreement**" – the written subordination and agency agreement concluded between the Groups FundCo Preference Share Agent, the Company, Sasol Financing Proprietary Limited, the subscribers for Groups FundCo Preference Shares listed in annexure A to that agreement and Groups FundCo;

39.1.1.24.   "**Holder**" at a point in time - a Registered Holder of a Preferred Ordinary Share at that point in time;

39.1.1.25.   "**Issue Date**" of a Preferred Ordinary Share - the date on which that Preferred Ordinary Share is issued;

39.1.1.26.   "**Normal Distribution**" in respect of Ordinary Shares (or any class of Shares in the Share capital of the Company other than the Preferred Ordinary Shares) - any Shareholder Distribution declared and paid by the Company in respect of Ordinary Shares (or that other class of Shares other than the Preferred Ordinary Shares) which is not a Special Distribution;

39.1.1.27. "**Ordinary Shareholder**" at a point in time - the Registered Holder of one or more Ordinary Shares at that point in time;

39.1.1.28. "**Person**" includes natural persons, companies, corporations, close corporations, trusts, foundations, firms, partnerships and other entities, juristic persons and associations of persons, wheresoever incorporated or registered and whether or not incorporated or registered;

39.1.1.29. "**Post-Redemption Event Cashflow Waterfall**" in relation to the Preferred Ordinary Shares, held by –

39.1.1.29.1. Groups FundCo – the "Post-Redemption Event Cashflow Waterfall" as defined in the Class A Preference Share Terms, Class B Preference Share Terms and Class C Preference Share Terms for purposes of the rights, conditions and privileges of any Class A Preference Share, any Class B Preference Share or any Class C Preference Share issued by Groups FundCo;

39.1.1.29.2. Public FundCo – the "Post-Redemption Event Cashflow Waterfall" as defined in the Class A Preference Share Terms, Class B Preference Share Terms and Class C Preference Share Terms for purposes of the rights, conditions and privileges of any Class A Preference Share, any Class B Preference Share or any Class C Preference Share issued by Public FundCo;

39.1.1.30. "**Preferred Ordinary Dividend**" - the cumulative preferential cash Dividend payable on each Preferred Ordinary Share, as provided for in clause 39.4;

39.1.1.31. "**Preferred Ordinary Share Class Meeting**" - a class meeting of the Holders as contemplated in clause 39.8;

39.1.1.32. "**Preference Share Agent**" - the Groups FundCo Preference Share Agent or the Public FundCo Preference Share Agent, as the context may indicate;

39.1.1.33. "**Prime Rate**" - the publicly quoted prime rate of interest (percent, per annum, compounded monthly in arrears and calculated on a 365 (three hundred and sixty five) day year irrespective of whether or not the year is a leap year) as published by The Standard Bank of South Africa Limited, (or its successor) as being its prime rate from time to time, as certified by any manager of such bank whose authority, appointment and designation need not be proved;

39.1.1.34. "**Privileges and Conditions**" – the provisions and conditions attaching to the Preferred Ordinary Shares, as set out in this clause 39;

39.1.1.35. "**Public FundCo**" - Sasol Inzalo Public Funding Proprietary Limited (Registration No. 2008/000072/07), a private company with limited liability duly incorporated under the laws of South Africa;

39.1.1.36. "**Public FundCo Call Option**" – the call option granted by the Public FundCo Preference Shareholders to the Company as set out in clause 10 of the Public FundCo Subordination and Agency Agreement;

39.1.1.37. "**Public FundCo Preference Share**" - a Class A Preference Share, a Class B Preference Share or a Class C Preference Share issued by Public FundCo from time to time;

39.1.1.38. "**Public FundCo Preference Share Agent**" – the preference Share agent appointed by the Public FundCo Preference Shareholders in writing to act on their behalf pursuant to clause 4 of the Public FundCo Subordination and Agency Agreement;

39.1.1.39. "**Public FundCo Preference Shareholder**" at a point in time - a registered holder of one or more Public FundCo Preference Shares at that point in time;

39.1.1.40. "**Public FundCo Redesignation Date**" in respect of a Preferred Ordinary Share held by Public FundCo – the date on which a Cessation of Preferred Rights occurs in respect of that Preferred Ordinary Share and on which that Preferred Ordinary Share is automatically re-designated into an Ordinary Share, being the date which is the earlier of –

39.1.1.40.1.   the 10th (tenth) anniversary of the Issue Date of the first Preferred Ordinary Share to be issued, or a date selected by Sasol's Board (or anyone to whom it delegates its authority), occurring during the period 1 April 2018 to 27 June 2018, to facilitate a co-ordinated approach in an appropriate manner to the termination of the Sasol Inzalo BEE transaction that was implemented in 2008; or

39.1.1.40.2.   the date of receipt by the Company of a written notice from the Public FundCo Preference Share Agent referring to the Preferred Ordinary Shares held by Public FundCo and confirming that a Redemption Event has occurred in respect of any Public FundCo Preference Share held by Public FundCo unless the Company has at such date already exercised its rights under the Public FundCo Call Option,

provided that if such date falls on a day which is not a Business Day, the Public FundCo Redesignation Date shall fall on the immediately succeeding Business Day;

39.1.1.41.   "**Public FundCo Subordination and Agency Agreement**" – the written subordination and agency agreement concluded between the Public FundCo Preference Share Agent, the Company, Sasol Financing Proprietary Limited, the subscribers for Public FundCo Preference Shares listed in annexure A to that agreement and Public FundCo;

39.1.1.42.   "**Redemption Event**" in relation to the Preferred Ordinary Shares held by –

39.1.1.42.1.   Groups FundCo - the occurrence of a "Redemption Event" as defined in the Class A Preference Share Terms, Class B Preference Share Terms and Class C Preference Share Terms under and for purposes of the rights, conditions and privileges of any Class A Preference Share, any Class B Preference Share or any Class C Preference Share issued by Groups FundCo;

39.1.1.42.2. Public FundCo - the occurrence of a "Redemption Event" as defined in the Class A Preference Share Terms, Class B Preference Share Terms and Class C Preference Share Terms under and for purposes of the rights, conditions and privileges of any Class A Preference Share, any Class B Preference Share or any Class C Preference Share issued by Public FundCo;

39.1.1.43. "**Redesignation Date**" – the Groups FundCo Redesignation Date and/or the Public FundCo Redesignation Date, as the context may indicate;

39.1.1.44. "**Registered Holder**" of a Share in the Company as at a point in time - the holder of that Share at that time as reflected in the Securities Register of the Company;

39.1.1.45. "**Shareholder Distribution**" in respect of a class of Shares - a Dividend, a capital or other distribution or any other payment to Registered Holders of that class of Shares in their capacity as such;

39.1.1.46. "**Special Distribution**" - any Dividend or other Shareholder Distribution declared and paid by the Company which (i) does not coincide (in respect of date) with either the normal annual final Dividend or normal semi-annual interim Dividend declared by the Company on or in respect of the Ordinary Shares, or (ii) entails the declaration or distribution of any Dividend *in specie*, or (iii) entails the payment or distribution of an amount exceeding 5% (five per cent) of the Company's market capitalisation on the JSE as at the date of declaration, but then only in respect of the amount of such excess, or (iv) is paid in respect of the Preferred Ordinary Shares as a result of a share buy-back transaction in terms of clause 39.5, or (v) is described by the Board as a special, extraordinary or abnormal Dividend or Shareholder Distribution;

39.1.1.47. "**STC**" - secondary tax on companies levied in terms of the Income Tax Act 58 of 1962 (as amended, repromulgated or substituted from time to time);

39.1.1.48. "**Tax**" - any tax, duty, levy, surcharge or imposition of any nature whatever, and any penalties or interest payable in respect thereof, which may be lawfully imposed under the laws of South Africa, including STC or any other tax on Dividends.

39.1.2. When calculating any increase, decrease and/or reduction for purposes of determining any Tax, Credit for STC or credit for Tax on Dividends, such calculation shall be done on the basis of no double counting.

39.1.3. When the day for performance of any obligation of the Company in relation to the Preferred Ordinary Shares is not a Business Day then the Company shall perform such obligation on the immediately succeeding Business Day on the basis that such later performance shall not affect any calculation required to be made in respect of the Preferred Ordinary Shares.

39.1.4. All calculations to be made by applying an annualised rate to an amount shall be made on the basis of the assumption that the year in question is a 365 (three hundred and sixty five) day year.

39.1.5. Any term used in this clause 39 that refers to a South African legal concept or process (for example, without limiting the aforegoing, winding-up, business rescue, curatorship or the like) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction to the laws of which the Company may be or become subject.

39.1.6. Any reference to any statute, regulation or other legislation shall be a reference to that statute, regulation or other legislation as at the Issue Date, and as amended or substituted from time to time.

39.1.7. Any reference to any agreement, deed, bond or other document shall include a reference to all annexures, appendices, schedules and other attachments thereto and shall be a reference to that agreement, deed, bond or other document (including such annexures, appendices, schedules and other attachments thereto) as amended, novated and/or replaced from time to time.

39.1.8. Any reference to "**Subsidiary**", "**Subsidiary Company**", "**Subsidiaries**" or "**Holding Company**" shall be given the meaning which would be ascribed thereto in accordance with the provisions of the Companies Act. Where any term is defined within a particular clause of this MOI other than this clause 39, that term shall bear the meaning ascribed to it in that clause wherever it is used in this clause 39.

39.1.9. Where any period or number of days is to be calculated, such period or number shall be calculated as including the first day and excluding the last day, provided that if the last day of such period or number so calculated falls on a day which is not a Business Day, the last day shall be deemed to be the immediately succeeding day which is a Business Day.

39.1.10. The use of the word "**including**", "**include**" and "**includes**" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such wording or such specific example/s.

39.1.11. The word "**Dispose**" shall mean any form of alienation of any property or assets and any agreement for such form of alienation of property or assets and shall include a sale, donation, pledge, cession, assignment or licence, and the words "**Disposed**", "**Disposition**" and "**Disposal**" shall be construed in a like manner, provided that the payment of money shall not constitute a Disposal.

39.1.12. The word "**Month**" means a period starting on one day in any calendar month and ending on the day before the numerically corresponding day in the next calendar month, provided that (i) if any such period would otherwise end on a day in the later calendar month which is not a Business Day, it shall end on the immediately preceding Business Day in the later calendar month and (ii) if a period starts on the last Business Day in a calendar month, or if there is no numerically corresponding day in the next calendar month in which that period ends, that period shall end on the last Business Day in that later calendar month.

39.2. **Issue and certificates**

39.2.1. Other than in regard to the Preferred Ordinary Shares consented to be issued by the JSE on or about 29 February 2008, Preferred Ordinary Shares shall only be issued in accordance with such requirements as the JSE may impose from time to time. Each Preferred Ordinary Share shall be issued at such subscription price as may be agreed in writing between the Company and the Subscriber for that Preferred Ordinary Share, and each Preferred Ordinary Share shall, until its Redesignation Date, have the rights, privileges and conditions as set out in these Privileges and Conditions.

39.2.2.   The Share certificate issued by the Company to a Holder in respect of each Preferred Ordinary Share held by such Holder shall be endorsed with the amount originally paid for the issue of that Preferred Ordinary Share.

39.3.   **Ranking**

Save as provided to the contrary in clauses 39.4 to 39.9 (both inclusive) and in clauses 39.11 to 39.13 (both inclusive), each Preferred Ordinary Share shall, until its Redesignation Date, rank *pari passu* in all respects with each Ordinary Share, including in relation to the right (i) to vote, (ii) to receive notice of, attend and speak at all Shareholder Meetings, (iii) to participate in any rights, capitalisation, share split, bonus, consolidation, unbundling transactions or other similar issues and offers, and (iv) to participate in and receive any Special Distribution declared or distributed by the Company to its Ordinary Shareholders, but specifically excluding the right to participate in and receive any Normal Distribution declared or distributed by the Company to its Ordinary Shareholders.

39.4.   **Preferred Ordinary Dividends**

39.4.1.   The Board shall be entitled, from time to time, to declare and pay any Dividend and to declare and distribute any other Shareholder Distribution to any Ordinary Shareholder other than Holders, provided that (notwithstanding any other provision of this MOI), -

39.4.1.1.   no such declaration shall be made unless done on the basis that the payment of such Dividend or the distribution of such other Shareholder Distribution (as the case may be) shall be subject to the prior payment in full of all Preferred Ordinary Dividends that should, in terms of the following provisions of this clause 39.4, have been declared and paid as at such point in time; and

39.4.1.2.   no such payment or distribution shall be made unless and until the Company has declared and paid all Preferred Ordinary Dividends that should, in terms of the following provisions of this clause 39.4, have been declared and paid as at such point in time.

39.4.2.   Notwithstanding the provisions of clause 39.4.1, the Board shall be entitled to declare and pay any Dividend and any other Shareholder Distribution to the Registered Holders of preference Shares in the Share capital of the Company prior to the Company declaring and paying all Preferred Ordinary Dividends that should have been declared and paid as at such point in time.

39.4.3.   Notwithstanding any other provision of this MOI and irrespective of whether there are sufficient profits, reserves or other amounts available for distribution, each Preferred Ordinary Share shall confer on the Holder thereof, the right to receive and be paid (in priority to the Ordinary Shareholders and the Registered Holders of any other class of Shares in the capital of the Company, other than the Registered Holders of preference Shares), a Preferred Ordinary Dividend (which shall be deemed to have been declared) consisting of –

39.4.3.1.   on each of 31 March and 30 September in each year that -

39.4.3.1.1.   falls between (i) the Issue Date of the first Preferred Ordinary Share to be issued and (ii) the earlier of the third anniversary of the Issue Date of the 1st (first) Preferred Ordinary Share to be issued, the Redesignation Date of the last Preferred Ordinary Share still in issue and the date on which the Company is deregistered or wound-up, in circumstances where –

39.4.3.1.1.1.   the period preceding the relevant date of 31 March and 30 September is a full 6 (six) month period, an amount per Preferred Ordinary Share of ZAR16 (sixteen Rands) per annum payable in equal instalments on each such dates of 31 March and 30 September in respect of the 6 (six) month period preceding each such date of 31 March and 30 September; or

39.4.3.1.1.2.   the period preceding the relevant date of 31 March and 30 September is not a full 6 (six) month period, an amount per Preferred Ordinary Share equal to ZAR16 (sixteen Rands) multiplied by the actual number of days in the relevant period and divided by 365 (three hundred and sixty five) in respect of such period shorter than 6 (six) months; and

39.4.3.1.2.　falls between (i) the 3rd (third) anniversary of the Issue Date of the 1st (first) Preferred Ordinary Share to be issued and (ii) the earlier of the 6th (sixth) anniversary of the Issue Date, and the Redesignation Date of the last Preferred Ordinary Share still in issue and the date on which the Company is deregistered or wound-up, an amount per Preferred Ordinary Share of ZAR22 (twenty two Rands) per annum payable in equal instalments on each such dates of 31 March and 30 September in respect of the 6 (six) month period preceding each such date of 31 March and 30 September; or

39.4.3.1.3.　falls between (i) the 6th (sixth) anniversary of Issue Date of the 1st (first) Preferred Ordinary Share to be issued and (ii) the Redesignation Date of the last Preferred Ordinary Share still in issue and the date on which the Company is deregistered or wound-up, an amount per Preferred Ordinary Share of ZAR28 (twenty eight Rands) per annum payable in equal instalments on each such dates of 31 March and 30 September in respect of the 6 (six) month period preceding each such date of 31 March and 30 September, provided that if any such date of 31 March or 30 September is not a Business Day, the relevant amount shall be paid on the Business Day immediately succeeding it; plus

39.4.3.2.　on –

39.4.3.2.1.　the Redesignation Date of each Preferred Ordinary Share; or

39.4.3.2.2.　the date on which the Company is deregistered or wound-up, (whichever occurs first), an amount in respect of that Preferred Ordinary Share of ZAR28 (twenty eight Rands) per share, subject to clause 39.4.7, divided by 365 (three hundred and sixty five) multiplied by the number of days in the period from 31 March 2018 to, –

39.4.3.2.3.   if clause 39.4.3.2.1 is applicable, the 10th anniversary of the Issue Date of the first Preferred Ordinary Share issued to Groups FundCo or Public FundCo, as the case may be, which was the intended originalRedesignation Date, in each case); or

39.4.3.2.4.   if clause 39.4.3.2.2 is applicable, the date of deregistration or winding-up, as the case may be ;

plus

39.4.3.3.   to the extent that any amount referred to in clause 39.4.3.1 and clause 39.4.3.2 is not paid in full on the relevant date referred to in clause 39.4.3.1 or clause 39.4.3.2 (as the case may be), an additional amount determined by compounding the unpaid amount at the Prime Rate for the period from the relevant date referred to in clause 39.4.3.1 or clause 39.4.3.2 (as the case may be) up to (and including) the date on which it is actually paid in full, compounded monthly in arrear; plus

39.4.3.4.   if, for any reason, any amount declared or paid to a Holder in terms of this clause 39.4 is or becomes subject to Tax in the hands of the Holder and/or is or becomes the subject of any deduction or withholding on account of Tax, a further amount (if any) in order to place that Holder in the same overall net after Tax position that it would have been in had same not been the case, provided that the Company shall not be required to pay any amount pursuant to this clause 39.4 if the payment thereof would leave the Company in a worse overall net after Tax position than it would have been in on the Issue Date of the 1st (first) Preferred Ordinary Share (as set out in clause 39.4.5); plus

39.4.3.5.   if, for any reason, any amount paid to a Holder in terms of this clause 39.4 does not carry an amount equal to 10% (ten per cent) of the amount so paid in the form of a Credit for STC or a credit for a Tax on Dividends for which the Holder is responsible, a further amount (if any), in the form of a Dividend, in order to place that Holder in the same overall net after Tax position that it would have been in had same not been the case, provided that the Company shall not be required to pay any amount pursuant to this clause 39.4.3.5 if the payment thereof would leave the Company in a worse overall net after Tax position than what it would have been in on the Issue Date of the 1st (first) Preferred Ordinary Share (as set out in clause 39.4.5).

39.4.4. The Company shall be entitled to increase any amount determined in terms of clause 39.4.3 from time to time.

39.4.5. For purposes of determining the Company's overall net after Tax position as referred to in clauses 39.4.3.3 and 39.4.3.5 –

39.4.5.1. it is recorded that, as at the Issue Date of the 1st (first) Preferred Ordinary Share to be issued, the Company would (i) not have been entitled to claim any deduction for or reduction of Tax in respect of any amounts paid to any Holder in terms of this clause 39, (ii) have been obliged to pay STC of 10% (ten per cent) on all amounts declared for payment to the Holders in terms of this clause 39, (iii) not have to pay Tax on Dividends paid to Holders, and (iv) not have been obliged to deduct from or pay any withholding Tax on Dividends paid to Holders; and

39.4.5.2. only circumstances which relate to the Preferred Ordinary Shares shall be taken into account for the determination to be made.

39.4.6. For purposes of determining a Holder's overall net after Tax position as referred to in clauses 39.4.3.3 and 39.4.3.5, it is recorded that, as at the Issue Date of the 1st (first) Preferred Ordinary Share to be issued, that Holder would (i) not have to pay Tax on any Dividend accrued to or received by it, and (ii) have received a benefit in the form of a Credit for STC on any Dividend accrued to or received by it in an amount equal to 10% (ten per cent) of the amount so accrued or received.

39.4.7. Notwithstanding any other provision contained in this clause 39, it is hereby recorded that if STC is abolished and replaced with a new withholding tax on dividends (as contemplated in the Media Statement published by the South

African Revenue Services on 20 February 2008, headed "Conversion of the Secondary Tax on Companies ("STC") to a Shareholder Dividend Tax"), each Preferred Ordinary Dividend shall increase to such amount derived by multiplying the then applicable Preferred Ordinary Dividend by the sum of 1 (one) plus the lower of 0.1 (zero comma one) and the rate of STC applicable immediately prior to such abolition.

39.5. **Share buy-backs**

Notwithstanding the provisions of clause 39.3, until the Redesignation Date, the Company shall not (without the prior written consent of Groups FundCo or Public FundCo holding such Preferred Ordinary Shares, as the case may be) be entitled to buy-back any Preferred Ordinary Share unless –

39.5.1. such buy-back transaction is conducted in respect of Ordinary Shares pursuant to a general repurchase of Securities where the Company undertakes to buy-back Securities *pro rata* from all its Shareholders and such transaction complies with the requirements of a general repurchase of Securities as contained in the Listings Requirements, and the objective of such buy-back transaction is not to accommodate the introduction of any new Shareholder (or class of Shareholders) or the change in Shareholding of any existing Shareholder (or class of Shareholders) in the Company;

39.5.2. the proceeds received as a result of such buy-back transaction will constitute a Special Distribution; and

39.5.3. such buy-back transaction constitutes an arms' length transaction specifically approved by the Company.

39.6. **Winding-up**

On a deregistration or winding-up of the Company -

39.6.1. all Preferred Ordinary Dividends that should, in terms of clause 39.4, have been declared and paid as at such point in time, shall automatically be declared (to the extent not yet declared) and shall be paid in priority to any Shareholder Distribution to Ordinary Shareholders or the Registered Holders of any other classes of Shares in the capital of the Company from time to time other than any Shareholder Distributions to the Registered Holders of preference Shares; and

39.6.2. thereafter, each Preferred Ordinary Share shall participate *pari passu* with each Ordinary Share in the remaining profits and assets of the Company.

39.7. **No listing**

The Preferred Ordinary Shares are not, and shall not at any time prior to their respective Redesignation Dates, be listed on the JSE or any other stock or securities exchange.

39.8. **Preferred Ordinary Share Class Meetings**

39.8.1. If and to the extent the provisions of this clause 39.8 conflict with those in clauses 20.1 to 20.2, the provisions of this clause 39.8 shall prevail in respect of the Preferred Ordinary Shares.

39.8.2. Any modification of, or alteration or variation to, any of the Privileges and Conditions may only be effected with the prior approval of a Shareholder Meeting and with the prior written consent of both Preference Share Agents (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue) and with the prior –

39.8.2.1. written consent of each of the Holders; or

39.8.2.2. sanction of a resolution passed at a Preferred Ordinary Share Class Meeting by 75% (seventy five per cent) of the Voting Rights exercisable and exercised by Holders who are present in Person or by proxy or represented at such Preferred Ordinary Share Class Meeting.

39.8.3. The provisions of clauses 20.1 to 20.4 relating to Shareholder Meetings shall apply, *mutatis mutandis*, to each Preferred Ordinary Share Class Meeting, except that a quorum at each such Preferred Ordinary Share Class Meeting shall be such Holder(s) (present in Person or by proxy or represented) which are at the time of the Preferred Ordinary Share Class Meeting the Registered Holders of at least one quarter of the then issued Preferred Ordinary Shares; provided that the quorum at any adjourned meeting shall be any Holder.

39.8.4. The provisions of this MOI relating to adjourned Shareholder Meetings shall apply, *mutatis mutandis*, if a quorum is not present at any Preferred Ordinary Share Class Meeting.

39.9. **Restriction on sale and encumbrance of Preferred Ordinary Shares**

39.9.1. A Holder shall not be entitled to directly or indirectly -

39.9.1.1. Dispose of all or any of the Preferred Ordinary Shares held by it or all or any of its rights and/or interests therein or thereto or forming part thereof save pursuant to a share buy-back allowed in terms of clause 39.5 or as may be agreed in writing between the Company, the Holder and the relevant Preference Share Agent(s) (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue) from time to time. The Company hereby irrevocably agrees to the Disposal of such number of Preferred Ordinary Shares (or, after the Redesignation Date, Ordinary Shares) as the relevant Preference Share Agent (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue) may decide to Dispose in accordance with such written agreement or in accordance with any Encumbrance (permitted in terms of clause 39.9.1.2) that may be given over the Preferred Ordinary Shares in future; or

39.9.1.2. Encumber all or any of the Preferred Ordinary Shares or all or any of its rights and/or interests therein or thereto or forming part thereof save as may be agreed in writing between the Company, the Holder and the relevant Preference Share Agent(s) (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue) from time to time. The Company hereby irrevocably agrees to the Preferred Ordinary Shares being dealt with in accordance with such written agreement and (once it becomes legally competent to do so) to the Preferred Ordinary Shares being Encumbered as security for the obligations of Groups FundCo to the Groups FundCo Preference Shareholders in relation to the Groups FundCo Preference Shares and as security for the obligations of Public FundCo to the Public FundCo Preference Shareholders in relation to the Public FundCo Preference Shares.

39.9.2. Upon a Disposal of any Preferred Ordinary Shares (or, after the Redesignation Date, Ordinary Shares) as a result of the enforcement of any Encumbrance as security for -

39.9.2.1. the obligations of Groups FundCo to the Groups FundCo Preference Shareholders (referred to in clause 39.9.1.2); or

39.9.2.2. the obligations of Public FundCo to the Public FundCo Preference Shareholders referred to in clause 39.9.1.2;

any surplus amount that exists after all claims of the Groups FundCo Preference Shareholders and/or the Public FundCo Preference Shareholders (as the case may be) have been satisfied in full, and after payment to Sasol in accordance with the Post-Redemption Event Cashflow Waterfall shall be paid to Groups FundCo and/or Public FundCo (as the case may be).

39.9.3. The Company shall not register any transfer of a Preferred Ordinary Share which is not effected in compliance with this clause 39.9.

39.10. **Consolidations and Subdivisions**

If at any time the Ordinary Shares are consolidated into a smaller number of Ordinary Shares, or are subdivided into a larger number of Ordinary Shares, in a specific ratio ("**Specific Ratio**"), -

39.10.1. the Preferred Ordinary Shares shall similarly and simultaneously be consolidated into a smaller number of Preferred Ordinary Shares, or be subdivided into a larger number of Preferred Ordinary Shares (as the case may be), in the Specific Ratio; and

39.10.2. the amounts referred to in clauses 39.4.3.1, 39.4.3.2 and 39.4.3.3 shall similarly be divided and/or multiplied (as the case may be) in the Specific Ratio so as to ensure that the aggregate amount that will be paid on the Preferred Ordinary Shares post such consolidation or subdivision is equal to the aggregate amount that was payable on the Preferred Ordinary Shares prior to such consolidation or subdivision.

39.11. **Cessation of Preferred Rights**

39.11.1. If any Redemption Event occurs in respect of any Groups FundCo Preference Share, the Groups FundCo Preference Share Agent (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue by Groups FundCo and Sasol has not exercised its right to acquire the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) may deliver a written notice to the Company to that effect and advising that a Cessation of Preferred Rights is required in respect of the Preferred Ordinary Shares referred to in such notice. If any Redemption Event occurs in respect of any Public FundCo Preference Share, the Public FundCo Preference Share Agent (if, at the time, there is any

Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue by Public FundCo and Sasol has not exercised its right to acquire the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) may deliver a written notice to the Company to that effect and advising that a Cessation of Preferred Rights is required in respect of the Preferred Ordinary Shares referred to in such notice.

39.11.2. On the Redesignation Date of each Preferred Ordinary Share -

39.11.2.1. the Company shall pay the Final Preferred Ordinary Dividend in respect of that Preferred Ordinary Share; and

39.11.2.2. there shall automatically occur a Cessation of Preferred Rights in respect of that Preferred Ordinary Share and that Preferred Ordinary Share shall automatically be re-designated as an Ordinary Share, ranking *pari passu* in all respects with each other Ordinary Share.

39.11.3. Within 3 (three) Business Days after the Redesignation Date of each Preferred Ordinary Share, the Company shall procure the necessary electronic entries being made in the Company's sub-register reflecting the Holder of that Preferred Ordinary Share as holding an Ordinary Share, and from the date on which such entries are made, the Share certificate of the Preferred Ordinary Share shall no longer be valid. The Company shall within such 3 (three) Business Day period also take all necessary steps and comply with all necessary procedures for the dematerialisation of the Preferred Ordinary Shares which have become subject to a Cessation of Preferred Rights with the relevant central securities depository.

39.11.4. The Preferred Ordinary Dividends payable in respect of each Preferred Ordinary Share shall cease to accrue from the Redesignation Date of that Preferred Ordinary Share.

39.11.5. The Company shall procure that the Ordinary Shares arising pursuant to the Cessation of Preferred Rights shall be listed on any stock or securities exchange on which the issued Ordinary Shares are then listed.

39.11.6. In order to comply with any formalities that may be required for any Cessation of Preferred Rights in terms of this clause 39.11 and in order to enable the re-designated Ordinary Shares to be listed as envisaged in clause 39.11.5, the Company shall, as soon as reasonably possible, but by no later than 1 (one)

Business Day after the Redesignation Date of each Preferred Ordinary Share, complete any and all documents, and do all other things which may be necessary or desirable for that purpose, and failing timeous compliance by the Company with its obligations in terms hereof, the Company irrevocably and *in rem suam* appoints each Holder and the relevant Preference Share Agent (or any Person appointed by any of them for such purpose) in its name and stead, to attend to all of the aforegoing.

39.11.7. On the Redesignation Date of each Preferred Ordinary Share, all Preferred Ordinary Dividends which have been declared in respect of such Preferred Ordinary Share but which were for any reason whatsoever not paid in full and which remain unpaid at that time and all Preferred Ordinary Dividends that should, in terms of clause 39.4, have been declared and paid in respect of such Preferred Ordinary Share as at such point in time, shall automatically be declared (to the extent not yet declared) and shall be paid in priority to any Shareholder Distribution to Ordinary Shareholders or the Registered Holders of any other classes of shares in the capital of the Company from time to time. The Cessation of Preferred Rights shall not affect any accrued rights of the Holders in terms of this clause 39.

39.11.8. The Company shall be liable for any securities transfer tax and/or like Tax, charge or duty which becomes payable by the Holder in respect of a Cessation of Preferred Rights if such Cessation of Preferred Rights occurs as a result of the occurrence of a Redemption Event. To the extent that the Holder pays or becomes liable to pay such securities transfer tax or any such like Tax, charge or duty, the Company shall pay an amount to the Holder equal to the amount so paid by the Holder.

39.12. **General**

39.12.1. Any payment due by the Company to the Holder shall be made without set-off, deduction or any form of withholding whatsoever and shall be made by electronic funds transfer into a bank account nominated in writing by the Holder.

39.12.2. The Company shall not be liable for any interest on amounts which are due and payable to, and have been tendered to, the Holder under this clause 39, but which have not been claimed by such Holder.

39.12.3. All notices required in terms of this clause 39 shall be in writing.

39.12.4. If any certificate issued in respect of a Preferred Ordinary Share is defaced, lost or destroyed, it shall be replaced by the Company only with the prior written consent of the relevant Preference Share Agent (if, at the time, there is any Class A Preference Share or any Class B Preference Share in issue) and upon receipt by the Company of -

39.12.4.1. either –

39.12.4.1.1. the defaced certificate; or

39.12.4.1.2. an affidavit by the Holder (or a Director of the Holder) to the effect that such certificate has been lost or destroyed; and

39.12.4.1.3. a written undertaking by the Holder to indemnify the Company against any loss, liability, damage, cost or expense which the Company may suffer as a result of issuing such replacement certificate.

39.13. **Stipulation**

Each of the provisions of this clause 39 which, and to the extent it, confers rights on either Preference Share Agent constitutes a stipulation for the benefit of the relevant Preference Share Agent which may accept same at any time without giving any notice to the Company or to any Holder.

40. **DEFINITIONS APPLICABLE TO CLAUSES 41 TO 48**

40.1. For purposes of clauses 41, 42, 43.1, 44, 45, 46, 47, 47A and 48 and Schedule 6 the following words shall have the meaning assigned to them hereunder and cognate expressions shall bear corresponding meanings -

40.1.1. "**Amended Cash Contract**" means the Cash Contract as amended by the Replacement Clauses;

40.1.2. "**Amended New Cash Contract**" means the New Cash Contract as amended by the Replacement Clauses;

40.1.3. "**BEE Compliant Person**" means as interpreted by the courts, from time to time –

40.1.3.1. as regards a natural person, one who falls within the ambit of the definition of *"black people"* in the Codes;

40.1.3.2.   as regards a Juristic Person having Shareholdings or similar members' interests, one who falls within the ambit of the definitions of BEE controlled company or BEE owned company, as defined in the Codes, using the flow-through principle;

40.1.3.3.   as regards any other entity, any entity similar to a BEE controlled company or BEE owned company using the flow-through principle which would enable the issuer of Securities owned or controlled by such entity to claim points attributable to the entity's ownership of the Securities pursuant to the Codes;

40.1.4.   "**BEE Contract**" means the contract to be known by that name, the form of which is prescribed by the JSE which comprises the generic terms set forth therein and, as regards each issuer on the BEE Segment of the Main Board, the additional terms relating to that issuer's Securities listed on the BEE Segment;

40.1.5.   "**Beneficial Owner**" means, in respect of the Sasol BEE Ordinary Shares, the person or entity to whom the risks and rewards of ownership are attributable which is typically evidenced by:-

40.1.5.1.   the right or entitlement to receive any dividend payable in respect of those Sasol BEE Ordinary Shares; or

40.1.5.2.   the right to exercise or cause to be exercised in the ordinary course of events, any or all of the voting, conversion, redemption or other rights attached to those Sasol BEE Ordinary Shares; or

40.1.5.3.   the right to dispose of or direct the disposition of those Sasol BEE Ordinary Shares, or any part of a distribution in respect of those Sasol BEE Ordinary Shares and to have the benefit of the proceeds;

40.1.6.   "**Broker**" means any member of the JSE;

40.1.7.   "**Bulk Dematerialisation**" means the process by which all the Share certificates in respect of Sasol BEE Ordinary Shares, whose holders are not Election Shareholders, are converted, prior to the Designated Date, to an electronic form and such Shares are transferred into the name of the Computershare Nominee Company or the OTC Nominee Company, if the listing on the JSE does not occur, so as to be held by it for and on behalf of the Bulk Dematerialised Shareholders;

40.1.8.   "**Bulk Dematerialisation Shares**" means the Sasol BEE Ordinary Shares that have been dematerialised pursuant to the Bulk Dematerialisation;

40.1.9.   "**Bulk Dematerialised Shareholders**" means all the Holders of Sasol BEE Ordinary Shares who are not Election Shareholders;

40.1.10.   "**Cash Contract**" means the contract concluded by the Company with each of the Holders of the certificated Sasol BEE Ordinary Shares during 2008 when the Sasol BEE Ordinary Shares were allotted and issued, which contract contains, *inter alia,* provisions governing the holding of certificated Sasol BEE Ordinary Shares and a requirement that the Registered Holder and the Beneficial Owner be the same person;

40.1.11.   "**Codes**" means the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted under the Broad-Based Black Economic Empowerment Act, No. 53 of 2003;

40.1.12.   "**Computershare**" means Computershare Investor Services Proprietary Limited, registration number 2004/003647/07;

40.1.13.   "**Computershare Limited**" means Computershare Limited, registration number 2000/006082/06, the current custodian for the certificated Sasol BEE Ordinary Shares;

40.1.14.   "**Computershare Nominee Company**" means Computershare Nominees Proprietary Limited, registration number 1999/00543/07, the nominee company designated by Computershare for purposes of being the Registered Holder, holding, in such nominee company's name, the Bulk Dematerialisation Shares for and on behalf of the Bulk Dematerialised Shareholders pursuant to the Bulk Dematerialisation or any other nominee company appointed by the Company from time to time in its discretion, to be the Registered Holder on behalf of the Bulk Dematerialised Shareholders;

40.1.15.   "**Dematerialised BEE Ordinary Shares**" means the Sasol BEE Ordinary Shares that have been dematerialised;

40.1.16.   "**Designated Date**" means:-

40.1.16.1. if the Sasol BEE Ordinary Shares are to be listed on the JSE, the date on which the Sasol BEE Ordinary Shares are first listed on the JSE; or

40.1.16.2. if the Sasol BEE Ordinary Shares are not to be listed on the JSE, the date on which the Sasol BEE Ordinary Shares are first traded on the OTC;

40.1.16A "**Election**" means the right of election granted in clause 47A.1 to each Holder of Sasol BEE Ordinary Shares;

40.1.17. "**Election Shareholders**" means those Holders of certificated Sasol BEE Ordinary Shares who have by the date designated by the Company as the date by which those Holders are required to submit their forms of election, elected to continue to hold their Sasol BEE Ordinary Shares in certificated form by lodging their forms of election;

40.1.18. "**Empowerment Period**" means as regards those Sasol BEE Ordinary Shares in respect of which the Election is not exercised or a Holder's exercise of the Election is void for any reason, the period ending on 7 September 2018 or such shorter period as may be determined by the Company in its sole discretion and notified in one national South African newspaper and if the Sasol BEE Ordinary Shares are listed on the JSE, on the Securities Exchange News Service;

40.1.19. "**New Cash Contract**" means the contract prescribed by the Company concluded by a Registered Holder (who is also the Beneficial Owner) who acquired or acquires Sasol BEE Ordinary Shares from 8 September 2010 until the Designated Date;

40.1.20. "**Nominee Company**" means the company in whose name the Dematerialised BEE Ordinary Shares are registered which holds such Shares for and on behalf of the Beneficial Owner;

40.1.21. "**OTC**" means an over the counter trading system which the Company may decide to establish, on which Sasol BEE Ordinary Shares may be traded and which may be operated by an independent administrator for and on behalf of the Company;

40.1.22. "**OTC Nominee Company**" means the nominee company designated by the Company for purposes of being the Registered Holder holding, in such nominee company's name, the Bulk Dematerialisation Shares for and on behalf of the Bulk Dematerialised Shareholders pursuant to the Bulk Dematerialisation, if the listing on the JSE does not occur;

40.1.23. "**Public Facilitation Trust**" means The Sasol Inzalo Public Facilitation Trust, IT Reference Number: 1182/2008;

40.1.24. "**Registered Holder**" means, if Sasol BEE Ordinary Shares are registered in the Beneficial Owner's name, the Beneficial Owner, and in any other case means the Nominee Company holding such Shares for and on behalf of the Beneficial Owner;

40.1.25. "**Replacement Clauses**" means the amendments to Annexure 17 forming part of the Cash Contract and to Annexure A of the New Cash Contract, respectively, contained in Schedule 1 to this MOI.

41. **BULK DEMATERIALISATION**

For purposes of enabling the Sasol BEE Ordinary Shares to be traded on the JSE, bearing in mind that all Shares traded on the JSE must be Dematerialised, or facilitating trades on the OTC, if the listing on the JSE does not occur -

41.1. the Company shall, at its cost, as regards all the Bulk Dematerialised Shareholders, cause the Bulk Dematerialisation of their Sasol BEE Ordinary Shares prior to the Designated Date and the transfer of such Shares into the name of Computershare Nominee Company or the OTC Nominee Company, as the case may be, (depending on whether the Sasol BEE Ordinary Shares are to be listed on the JSE or not), as the Registered Holder, holding such Shares as nominee for and on behalf of each Bulk Dematerialised Shareholder who will continue to be the Beneficial Owner;

41.2. this clause 41 constitutes the instruction by each of the Bulk Dematerialised Shareholders to the Company to convert his certificated Sasol BEE Ordinary Shares into Dematerialised BEE Ordinary Shares prior to the Designated Date as part of the Bulk Dematerialisation. Each of the Bulk Dematerialised Shareholders authorises the Company to appoint Computershare Limited as his duly authorised agent to sign any documents as may be necessary to give effect to the Bulk Dematerialisation;

41.3. each of the Bulk Dematerialised Shareholders authorises, to the extent necessary, the Company to release Computershare Limited in its capacity as the custodian of each Bulk Dematerialised Shareholder's certificated Sasol BEE Ordinary Shares from its obligations to hold in custody the Share certificates in respect of his Bulk Dematerialisation Shares;

41.4. each Bulk Dematerialised Shareholder consents, to the extent necessary, to the release by Computershare Limited to the Company of all the information and documentation on which Computershare Limited relied in carrying out its functions as custodian;

41.5. the Company and each Bulk Dematerialised Shareholder by participating in the Bulk Dematerialisation shall be deemed to have agreed to the amendment of Annexure 17 forming part of the Cash Contract and Annexure A to the New Cash Contract, respectively, by the Replacement Clauses. The Computershare Nominee Company, when it becomes the Registered Holder, shall be deemed to be bound as regards each Bulk Dematerialised Shareholder by the provisions of the Amended Cash Contract and/or the Amended New Cash Contract, depending on which contract the Bulk Dematerialised Shareholder in question is bound to;

41.6.   in the event that the Sasol BEE Ordinary Shares are listed on the JSE, each Bulk Dematerialised Shareholder shall be deemed to have agreed to be bound to the custody agreement set out in Schedule 2 to this MOI with Computershare Limited and Computershare Nominee Company;

41.7.   the mere Dematerialisation of any Sasol BEE Ordinary Shares pursuant to the Bulk Dematerialisation shall not be construed as confirmation by the Company that all the Bulk Dematerialised Shareholders are BEE Compliant Persons and the Company shall, notwithstanding the Bulk Dematerialisation, be entitled to verify whether or not any Bulk Dematerialised Shareholder is a BEE Compliant Person.

42.   **CONTINUED APPLICATION OF THE CASH CONTRACT AND/OR THE NEW CASH CONTRACT IN RESPECT OF THE ELECTION SHAREHOLDERS**

The Cash Contract or New Cash Contract, as the case may be, to which an Election Shareholder is a party shall remain unaffected by the making of an election by the Election Shareholder to retain his Sasol BEE Ordinary Shares in certificated form.

43.   **ADDITIONAL TERMS OF THE BEE CONTRACT**

43.1.   The provisions of this clause 43 form an integral part of the BEE Contract and must be read as if contained in the BEE Contract. Terms defined in the BEE Contract will apply to clauses 43.2 to 43.8. If the JSE changes the format for any reason of the BEE Contract, as a result of which clause numbering changes, the references to clause numbering in the BEE Contract in this clause 43 shall be read as references to the changed clause numbering.

43.2.   The Registered Holder is permitted to encumber the Sasol BEE Ordinary Shares subject to clause 15 of the BEE Contract.

43.3.   For purposes of clause 1.13 of the BEE Contract and clauses 43.3 to 43.8, "**Empowerment Period**" means the period ending on 7 September 2018 or such shorter period as may be determined by the Company in its sole discretion and notified in one national South African newspaper, and if the Sasol BEE Ordinary Shares are listed on the JSE, on the Securities Exchange News Service.

43.4. For purposes of clauses 17.2.2 and 24.2.2 of the BEE Contract the purchase price at which such Shares will be acquired shall be the forced sale value determined as set out in clause 43.8, discounted by 25% (twenty five per cent).

43.5. For purposes of clause 18 of the BEE Contract -

43.5.1. the prescribed periods contemplated in clauses 18.1.2 and 18.3.2 shall be 180 (one hundred and eighty days);

43.5.2. he purchase price contemplated in clauses 18.2.2 and 18.4.2 shall be the forced sale value determined as set forth in clause 43.8, discounted by 5% (five per cent).

43.6. For purposes of clause 19 of the BEE Contract:

43.6.1. the prescribed periods contemplated in clauses 19.1.2 and 19.3.3 shall be 180 (one hundred and eighty days);

43.6.2. the purchase price contemplated in clauses 19.2.2 and 19.4.2 shall be the forced sale value determined as set forth in clause 43.8, discounted by 5% (five per cent).

43.7. For purposes of clauses 17, 18, 19 and 24 of the BEE Contract the securities transfer tax shall be borne by the Company or its nominee, the Public Facilitation Trust, if it is the buyer of the Shares in question.

43.8. For purposes of clauses 43.4, 43.5.2 and 43.6.2 the forced sale value of a Sasol BEE Ordinary Share shall be the 5 (five) day volume weighted average price of a Sasol BEE Ordinary Share, being the total value of the Sasol BEE Ordinary Shares traded for that period divided by the total number of Sasol BEE Ordinary Shares traded for that period.In the event of any corporate action, the value will be adjusted appropriately if required.

44. **RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE SASOL BEE ORDINARY SHARES**

44.1. The Sasol BEE Ordinary Shares will rank *pari passu* with the existing Ordinary Shares in the capital of the Company, save that during the Empowerment Period the following restrictions shall apply to the Sasol BEE Ordinary Shares -

44.1.1. the Sasol BEE Ordinary Shares shall be Beneficially Owned only by a person who is a BEE Compliant Person and the relevant Holder hereby grants a power of attorney irrevocably and *in rem suam* and with power of substitution to the

Company, to effect transfer of that Holder's Sasol BEE Ordinary Shares on behalf of that Holder to the Company or its nominee;

44.1.2.   in the case of Sasol BEE Ordinary Shares that are -

44.1.2.1.   dematerialised it shall be permissible to register such Shares in the name of a Nominee Company which is not a BEE Compliant Person, provided that –

44.1.2.1.1.   if the Sasol BEE Ordinary Shares are listed on the JSE, the Beneficial Owner (if he is not a Bulk Dematerialised Shareholder, as the Bulk Dematerialised Shareholders are bound to the Amended Cash Contract or Amended New Cash Contract, as the case may be, in respect of the Bulk Dematerialised Shares) and the Registered Holder have signed a BEE Contract;

44.1.2.1.2.   if the Sasol BEE Ordinary Shares are not listed on the JSE, the Beneficial Owner has complied with the Company's requirements as regards the OTC;

44.1.2.2.   certificated it shall not be permissible to register such Shares in the name of a Registered Holder who is not also the Beneficial Owner;

44.1.3.   if, whilst listed on the JSE -

44.1.3.1.   the Sasol BEE Ordinary Shares are acquired or otherwise transferred after the Designated Date without the Beneficial Owner and (if the Beneficial Owner is also not the Registered Holder) the Registered Holder having signed a BEE Contract; or

44.1.3.2.   the Sasol BEE Ordinary Shares are dematerialised (other than pursuant to the Bulk Dematerialisation) without the Beneficial Owner and/or the Registered Holder having signed the BEE Contract; or

44.1.3.3.   a BEE Contract is otherwise required to be signed and is not signed,

and, if the JSE has not, pursuant to its equities rules, if applicable, exercised its discretion to cancel the transaction in terms of which such Shares were acquired by reason of the failure to sign the BEE Contract, the Company shall be entitled, but not obliged, to require the Beneficial Owner and the Registered Holder concerned to remedy the situation by signing the BEE Contract within 10 (ten) days of receipt of a written notice from the Company requiring the Beneficial Owner and the Registered Holder to sign the BEE Contract failing which the Dematerialised BEE Ordinary Shares registered in the name of the Registered Holder in question shall be deemed to have been sold to the Company or its nominee, the Public Facilitation Trust, on the following terms and conditions -

44.1.3.4. the Dematerialised BEE Ordinary Shares shall be acquired with effect from the date on which the Beneficial Owner became the beneficial owner of the Dematerialised BEE Ordinary Shares in question;

44.1.3.5. the purchase price shall be the forced sale value determined by the Company in accordance with the formula set forth in clause 43.8, discounted by 25% (twenty five per cent);

44.1.3.6. the purchase price shall be payable by the Company or the Public Facilitation Trust, as the case may be, against transfer of the Dematerialised BEE Ordinary Shares;

44.1.3.7. the Dematerialised BEE Ordinary Shares shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, other than the following warranty that no person has any right of any nature whatsoever to acquire the Dematerialised BEE Ordinary Shares in question;

44.1.3.8. the securities transfer tax payable shall be borne by the Company or the Public Facilitation Trust, as the case may be;

44.1.4. if the Sasol BEE Ordinary Shares are not or are no longer listed on the JSE or any other exchange licensed pursuant to the Financial Markets Act, 2012 (or any other replacement legislation), but are held in dematerialised form, and the Beneficial Owner and (if the Beneficial Owner is also not the Registered Holder) the Registered Holder are not parties to an Amended Cash Contract or an Amended New Cash Contract, the Company shall be entitled, but not obliged, to require the Beneficial Owner and/or the Registered Holder to remedy the situation by signing an Amended Cash Contract or an Amended New Cash Contract within 10 (ten) days of receipt of a written notice from the Company requiring the Beneficial Owner and/or the Registered Holder to sign the

Amended New Cash Contract and/or Amended Cash Contract failing which the Dematerialised BEE Ordinary Shares in question shall be deemed to have been sold to the Company or its nominee, the Public Facilitation Trust *mutatis mutandis* on the terms and conditions set out in clause 44.1.3;

44.1.5. the Registered Holder and, if the Registered Holder is not the Beneficial Owner, the Beneficial Owner undertake/s not to encumber his Sasol BEE Ordinary Shares at any time during the Empowerment Period unless the terms of the agreement for such encumbrance expressly provide that if the security is realised, the Sasol BEE Ordinary Shares may only be sold to a BEE Compliant Person.

44.2. The Sasol BEE Ordinary Shares shall automatically be re-designated as Ordinary Shares, on the expiry of the Empowerment Period.

45. **DEMATERIALISATION AND RE-MATERIALISATION OF SASOL BEE ORDINARY SHARES (OTHER THAN VIA THE BULK DEMATERIALISATION)**

45.1. If any Holder of Sasol BEE Ordinary Shares who holds such Shares in a dematerialised form elects at any time to -

45.1.1. appoint a new person to be the Registered Holder holding such Shares for and on his behalf, he shall, together with such person and the relevant parties, be obliged to sign a replacement BEE Contract;

45.1.2. hold his Dematerialised BEE Ordinary Shares in certificated form, then such Holder shall be obliged to sign a New Cash Contract unless an existing Cash Contract or New Cash Contract to which he is a party is still in place covering Sasol BEE Ordinary Shares being held in certificated form, and the Share certificate in respect of the certificated Sasol BEE Ordinary Shares in question shall be held in custody by the Custodian as contemplated in the Cash Contract or New Cash Contract.

45.2. If any Holder of certificated Sasol BEE Ordinary Shares (including any Election Shareholder) elects to dematerialise his Sasol BEE Ordinary Shares, he shall be obliged to sign a BEE Contract in respect of those Shares being dematerialised. Any Holder of certificated Sasol BEE Ordinary Shares who/which elects to dematerialise his Sasol BEE Ordinary Shares shall by giving written notice to that effect to the Company authorise the Company to -

45.2.1. release the Custodian (as contemplated in the Cash Contract or New Cash Contract) of such Holder's certificated Sasol BEE Ordinary Shares from its obligations to hold in custody the Share certificate/s in respect of the Sasol BEE Ordinary Shares being dematerialised;

45.2.2.   appoint the Custodian (as contemplated in the Cash Contract or New Cash Contract) to sign, to the extent necessary, any documents as may be necessary to give effect to the dematerialisation contemplated in this clause 45.2.

46.   **PROOF OF PARTICIPATION OR OTHER SIMILAR STATEMENTS**

Any proof-of-participation or other similar statement issued by the Company to any Holder of Sasol BEE Ordinary Shares which are held in certificated form and accordingly obliged to be held in safe custody, will cease to be of any force or effect from the date on which his Sasol BEE Ordinary Shares are dematerialised.

46A.   **NEW ISSUES OF SASOL BEE ORDINARY SHARES**

If Sasol BEE Ordinary Shares are issued after the SOLBE1 Redesignation Date, each Registered Holder of such Sasol BEE Ordinary Shares is bound by the terms set forth in Schedule 6 as regards such new issues of Sasol BEE Ordinary Shares to the exclusion of any Cash Contract, New Cash Contract or BEE Contract which may have been signed by that Registered Holder, irrespective of whether they deal with new issues of Sasol BEE Ordinary Shares or not.

47.   **SASOL'S RIGHTS TO DELIST SASOL BEE ORDINARY SHARES**

In the event that the listings requirements of the JSE so permit and the Company determines that a listing of Sasol BEE Ordinary Shares on the JSE is not ensuring that in general Sasol BEE Ordinary Shares are Beneficially Owned by BEE Compliant Persons only, the Company shall be entitled to delist the Sasol BEE Ordinary Shares form the JSE, provided that it puts in place an alternative trading mechanism.

47A.   **PROVISIONS GRANTING THE ELECTION AND APPLICABLE TO SASOL BEE ORDINARY SHARES WHICH DO NOT REDESIGNATE ON THE SOLBE1 REDESIGNATION DATE**

47A.1   Each Holder of Sasol BEE Ordinary Shares on the Securities Register at a date to be determined by Sasol, shall be entitled, during 2018 and in a manner to be determined by Sasol in its sole and absolute discretion, to elect that its Sasol BEE Ordinary Shares do not automatically re-designate as Ordinary Shares pursuant to clause 44.2, but as a consequence will remain (without any re-designation occurring at all) as Sasol BEE Ordinary Shares, subject to the provisions of clause 47A.2 as applied to clauses 40 to 46A, and on the basis that –

47.A.1.1   Holders of Sasol BEE Ordinary Shares must make the Election in respect of all and not some of their Sasol BEE Ordinary Shares;

47A.1.2   those Holders of Sasol BEE Ordinary Shares who make the Election will be unable to trade their Sasol BEE Ordinary Shares from the date on which their Election is received by Computershare Nominees Proprietary Limited, their CSD Participant or their Broker, as applicable, in respect of all of their SOLBE1 Shares, until the date on which Sasol BEE Ordinary Shares, held by those Holders of Sasol BEE Ordinary Shares who did not make the Election, re-designate to Ordinary Shares;

47A.1.3   should a Holder of Sasol BEE Ordinary Shares dispose of any of his Sasol BEE Ordinary Shares after receiving the Election, the Election attributable to all of such Holder's Sasol BEE Ordinary Shares will be forfeited;

47A.1.4   if a Holder of Sasol BEE Ordinary Shares disposes of any of his Sasol BEE Ordinary Shares after making the Election, such Election will be void;

47A.1.5   if a person acquires Sasol BEE Ordinary Shares after the last day to trade for purposes of the Election, that Holder will not be entitled to participate in the Election.

47A.2   The provisions of clause 47 shall not apply at all to all Sasol BEE Ordinary Shares which do not redesignate on the SOLBE1 Redesignation Date, and the provisions of clauses 40 to 46A (other than clauses 44.1.4 and 44.2) shall apply to all these Sasol BEE Ordinary Shares, subject to the following changes –

47A.2.1   the definition of "**Empowerment Period**" in clauses 40.1.18 and 43.3 shall be read instead as "the period for so long as the Sasol BEE Ordinary Shares are listed on an exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation), or such shorter period as may be determined by the Company in its sole and absolute discretion and notified in one national South African newspaper and, if the Sasol BEE Ordinary Shares are then listed on the JSE, on the Securities Exchange News Service;

47A.2.2   the word "if" at the start of clause 44.1.3, shall be read as *pro non scripto*.

48.   **CONTACT DETAILS**

The Holder of any class of Shares in the issued Share capital of the Company consents to the release by his Participant, Broker, Nominee Company, and/or Agent, as the case may be, of all his contact details to the Company.

Schedule 1 - REPLACEMENT CLAUSES

AMENDMENTS TO ANNEXURE 17 FORMING PART OF THE CASH CONTRACT

1.   A new "clause A" is inserted above clause 1 which reads as follows:

"As a consequence of the fact that from the Transfer Date you will be the beneficial owner of your Sasol BEE Ordinary Shares, but no longer the registered owner thereof -

A1.   any reference to "you" in Annexure 17, save as contemplated in clause A2 and clause A3, is to be read from the Transfer Date as a reference to you as the successful applicant for Sasol BEE Ordinary Shares only in your capacity as beneficial owner of your Sasol BEE Ordinary Shares and no longer also as the registered holder;

A2.   for purposes of clauses 7.2.3, 8.2.3, 8.4, 8.4.3, 9.2.3 and 9.4.3, any reference to "you" from the Transfer Date is to be read referring to the beneficial owner of the Sasol BEE Ordinary Shares and also to the New Registered Shareholder;

A3.   all obligations imposed on you as the successful applicant for Sasol BEE Ordinary Shares in clauses 5.3.1, 5.3.3 and 8.3.5 of this Agreement in your capacity as registered owner of your Sasol BEE Ordinary Shares will from the Transfer Date bind instead the New Registered Shareholder;

A4.   you undertake not to cause the New Registered Shareholder to take any action or omit to take any action which would result in the New Registered Shareholder being in breach of any of its obligations under this Agreement;

A5.   any reference in clauses 7.2.3, 8.2.3, 8.4.3, 9.2.3 and 9.4.3 to the words "against delivery of the transfer form for your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives your executor notice, you agree that the Public Facilitation Trust is irrevocably and in *rem suam* authorised and appointed as your attorney and agent, or that of your executor, to sign the necessary transfer forms" shall from the Transfer Date be read as a reference to the words "against registration of your Sasol BEE Ordinary Shares in the name of the Public Facilitation Trust";

A6.   any reference in clauses 8.1.1.3, 8.2, 8.2.2 and 8.2.3 to "executor" shall from the Transfer Date be read as referring to the executor and also to the New Registered Shareholder;

A7.   any reference in clauses 9.1.3, 9.2, 9.2.2 and 9.2.3 to "trustee" shall from the Transfer Date be read as referring to the trustee and also to the New Registered Shareholder;

A8.   any reference in clauses 9.3.5, 9.4, 9.4.2 and 9.4.3 to "liquidator" shall from the Transfer Date be read as referring to the liquidator and also to the New Registered Shareholder."

2.   A new clause 1.2.3A is inserted after clause 1.2.3 which reads as follows -

"1.2.3.A   "**BEE Compliant Persons**" means as interpreted by the courts, from time to time –

1.2.3A.1   as regards a natural person, a Black Person;

1.2.3A.2   as regards a juristic person having a shareholding or similar member's interests, one who falls within the ambit of the definitions of BEE Controlled Company* or BEE Owned Company†, using the flow-through principle;

1.2.3A.3   as regards any other entity, any entity similar to a BEE Controlled Company* or BEE Owned Company† using the flow-through principle which would enable Sasol to claim points attributable to the entity's ownership of Sasol BEE Ordinary Shares pursuant to the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the BEE Act;""

3.   A new clause 1.2.3B is inserted after clause 1.2.3A which reads as follows -

"1.2.3B   "**BEE Contract**" means the contract, the form of which is prescribed by the JSE and which is required to be signed by at least the proposed beneficial owner of BEE Securities before acquiring such BEE Securities for the first time;"

4.   A new clause 1.2.3C is inserted after clause 1.2.3B which reads as follows –

"1.2.3C   "**BEE Securities**" means the securities in respect of which the issuer requires that the beneficial owners are BEE Compliant Persons for a period of time as prescribed by the issuer;"

5.   A new clause 1.2.17A is inserted as follows –

"1.2.17A   "**Election**" means the right granted to you pursuant to clause 47A.1 of the Sasol Memorandum of Incorporation to elect that your Sasol BEE Ordinary Shares do not automatically re-designate as Sasol Ordinary Shares pursuant to clause 44.2 of the

Sasol Memorandum of Incorporation, but as a consequence will remain (without any re-designation occurring at all) as Sasol BEE Ordinary Shares, subject to the provisions of clause 47A.2 of the Sasol Memorandum of Incorporation;"

6.   Clause 1.2.18 is replaced with the following –

"1.2.18   "**Empowerment Period**" means as regards you, if you –

1.2.18.1   do not exercise the Election or do not validly exercise the Election, a period of 3 650 (three thousand six hundred and fifty) days (or if the last day of that period is not a Business Day, up to and including the next Business Day) or such shorter period as may be determined by Sasol, commencing on the Effective Date; or

1.2.18.2   hold Sasol BEE Ordinary Shares which do not redesignate on the SOLBE1 Redesignation Date, the period for so long as the Sasol BEE Ordinary Shares are listed on an exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation), or such shorter period as may be determined by Sasol in its sole and absolute discretion and notified in one national South African newspaper, and, if the Sasol BEE Ordinary Shares are then listed on the JSE, on the Securities Exchange News Service;"

7.   Clause 1.2.20 is replaced with the following –

"1.2.20   "**Forced Sale Value**" means the 5 (five) day volume weighted average price of a Sasol BEE Ordinary Share, being the total value of the Sasol BEE Ordinary Shares traded for that period divided by the total number of the Sasol BEE Ordinary Shares traded for that period. In the event of any corporate action, the value will be adjusted appropriately if required;"

8.   A new clause 1.2.21A is inserted after clause 1.2.21 which reads as follows -

"1.2.21A   "**New Registered Shareholder**" means, from the Transfer Date, Computershare Nominees Proprietary Limited (Registration No. 1999/008543/07);"

9.   Clause 1.2.25 which reads ""Sasol Articles" means the articles of association of Sasol" is deleted;

10.   Clause 1.1.26 is replaced with the following -

"1.1.26   "**Sasol BEE Ordinary Shares**" means no par value shares in Sasol's Share capital designated as 'Sasol BEE Ordinary Shares';"

11.   A new clause 1.2.27A is inserted as follows –

"1.2.27.A   "**Sasol Memorandum of Incorporation**" means Sasol's Memorandum of Incorporation;"

12.   A new clause 1.2.28A is inserted as follows –

"1.2.28.A   "**SOLBE1 Redesignation Date**" means the date on which Sasol BEE Ordinary Shares held by Sasol BEE Shareholders who do not exercise or do not validly exercise the right granted in clause 47A.1 of the Sasol Memorandum of Incorporation to each Sasol BEE Shareholder, are automatically re-designated as Sasol ordinary shares;"

13.   A new clause 1.2.29A is inserted after clause 1.2.29 which reads as follows -

"1.2.29A   "**Transfer Date**" means the date on which your Sasol BEE Ordinary Shares are transferred from you as registered (but not beneficial) holder to the New Registered Shareholder;"

14.   A new clause 2.3 is inserted which reads as follows -

"2.3   If you wish from time to time to replace the New Registered Shareholder with another registered shareholder to hold some or all of your Sasol BEE Ordinary Shares, you shall not instruct the New Registered Shareholder to transfer your Sasol BEE Ordinary Shares, nor shall the New Registered Shareholder act on any such instruction, unless you first sign a BEE Contract with the new registered shareholder, which will replace this Agreement in respect of those of your Sasol BEE Ordinary Shares which are transferred to such person as the new registered shareholder."

15.   Clauses 3.2, 3.3, 3.4, 3.5 and 3.6 are deleted with effect from the Transfer Date;

16.   In clause 3.4.1, the words "the Sasol Articles" are deleted and replaced with the words "the Sasol Memorandum of Incorporation";

17.   A new clause 3.6 is inserted as follows –

"3.6   "After the Empowerment Period –

3.6.1   contemplated in clause 1.2.18.1, a certificate in respect of your Sasol Ordinary Shares arising on re-designation of your Sasol BEE Ordinary Shares; or

3.6.2   contemplated in clause 1.2.18.2, a certificate in respect of your Sasol BEE Ordinary Shares, will be posted by the Custodian to your address for service selected by you in terms of clause 12.1.2, at your risk."

18. Clause 4 is amended by the insertion at the end of the following words "From the Transfer Date, you will no longer be the registered owner thereof (as warranted in Part F of the Funded Application Form).";

19. Clause 5.3.1 is amended by the insertion at the end of this clause of the following words -

"5.3.1 You and the New Registered Shareholder shall procure that a copy of such agreement in respect of such Encumbrance is delivered to Sasol;"

20. Clause 6.1 is replaced with the following -

"6.1 Save for a Sale of the Sasol BEE Ordinary Shares to the Public Facilitation Trust, and, save for the transfer of the Sasol BEE Ordinary Shares to your heirs in the event of your death or the Sale by your liquidator or trustee in the event of your insolvency, the Sale must take place in the Trading Market, provided that Sasol has established one;"

21. Clause 7.2 is replaced with the following –

"7.2 At any time after learning of the occurrence of an event contemplated in any one of the provisions in clause 7.1, the Company shall be entitled, but shall not be obliged, either at the Company's election, to (i) act on a power of attorney which you hereby grant irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of your Sasol BEE Ordinary Shares on your behalf on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or (ii) facilitate the purchase by the Public Facilitation Trust of your Sasol BEE Ordinary Shares by the Public Facilitation Trust giving you written notice, in which event a Sale of your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:"

22. Clause 7.2.2 is amended by replacing the words "50% (fifty per cent)" with the words "25% (twenty five per cent)";

23. Clauses 7.2.4.1, 8.2.4.1, 8.4.4.1, 9.2.4.1 and 9.4.4.1 are replaced with the following -

"from the Transfer Date, you are the beneficial owner and the New Registered Shareholder is the registered holder of those Sasol BEE Ordinary Shares;"

24.   Clauses 8.2.2, 8.4.2, 9.2.2 and 9.4.2 are amended by replacing the words "10% (ten per cent)" with the words "5% (five per cent)";

25.   the following words are inserted at the beginning of clauses 8.3.3 and 9.3.3, "the Company shall not be entitled to act on the power of attorney referred to in clause 7.2 and";

26.   clause 8.4 is replaced with the following –

"8.4   If your Sasol BEE Ordinary Shares have not been Sold or the breach caused by the death has not otherwise been remedied within 180 (one hundred and eighty) days from the date of the death in question, the Company shall be entitled, but shall not be obliged, either (at the Company's election) to (i) act on a power of attorney which you hereby grant irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of your Sasol BEE Ordinary Shares on your behalf on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or (ii) facilitate the purchase by the Public Facilitation Trust of your Sasol BEE Ordinary Shares by the Public Facilitation Trust giving you written notice, in which event a Sale of your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:"

27.   clause 9.2 is replaced with the following –

"9.2   If the trustee has not complied with clause 9.1.3, the Company shall be entitled, but shall not be obliged, either (at the Company's election) to (i) act on a power of attorney which you hereby grant irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of your Sasol BEE Ordinary Shares on your behalf on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or (ii) facilitate the purchase by the Public Facilitation Trust of your Sasol BEE Ordinary Shares by the Public Facilitation Trust giving written notice to the trustee, in which event a Sale of your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:"

28.   clause 9.4 is replaced with the following –

"9.4   "If your Sasol BEE Ordinary Shares have not been Sold or the breach caused by the liquidation has not otherwise been remedied within 180 (one hundred and eighty) days from the date of your liquidation, the Company shall be entitled, but shall not be obliged, either (at the Company's election) to (i) act on a power of attorney which you hereby grant irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of your Sasol BEE Ordinary Shares on your behalf on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or (ii) facilitate the purchase by the Public Facilitation Trust of your Sasol BEE Ordinary Shares by the Public Facilitation Trust giving written notice to your liquidator, in which event a Sale of your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:"

29. A new clause 9A is inserted above clause 10 which reads as follows -

"9A   **OBLIGATION ON NEW REGISTERED SHAREHOLDER TO PROCURE TRANSFER OF SASOL BEE ORDINARY SHARES**

In respect of clauses 7.2, 8.2, 8.4, 9.2 and 9.4, the New Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from Sasol to instruct the relevant central securities depository participant to effect transfer of your Sasol BEE Ordinary Shares out of the account in the name of the New Registered Shareholder into an account in the name of the Public Facilitation Trust both as registered and beneficial owner."

30. A new clause 12.1.3 is inserted which reads as follows –

"12.1.3 **NEW REGISTERED SHAREHOLDER**:

Physical:	70 Marshall Street Johannesburg 2001
Postal:	PO Box 61051 Marshalltown 2107
Telefax:	(011) 688 5279
Attention:	Company Secretary"

31. Annexure 17(1) – "Formula for determining value of Sasol BEE Ordinary Shares" is deleted in its entirety;

AMENDMENTS TO ANNEXURE A OF THE NEW CASH CONTRACT

1.   A new "clause A" is inserted above clause 1 which reads as follows -

"As a consequence of the fact that from the Transfer Date You will be the beneficial owner of Your Sasol BEE Ordinary Shares, but no longer the registered owner thereof -

A1.   any reference to "You" in Annexure A, save as contemplated in clause A2 and clause A3, is to be read from the Transfer Date as a reference to the signatory to this Agreement, other than Sasol, only in his/her/its capacity as beneficial owner of his/her/its Sasol BEE Ordinary Shares and no longer also as the registered holder;

A2.   for purposes of clauses 7.2.3, 8.2.3, 8.4, 8.4.3, 9.2.3 and 9.4.3, any reference to "You" from the Transfer Date is to be read referring to the beneficial owner of the Sasol BEE Ordinary Shares and also as referring to the New Registered Shareholder;

A3.   all obligations imposed on the signatory to this Agreement, other than Sasol, in clauses 5.3.1, 5.3.2 and 8.3.3 of this Agreement in his/her/its capacity as registered owner of his/her/its Sasol BEE Ordinary Shares will from the Transfer Date bind instead the New Registered Shareholder;

A4.   You undertake not to cause the New Registered Shareholder to take any action or omit to take any action which would result in the New Registered Shareholder being in breach of any of its obligations under this Agreement;

A5.   any reference in clauses 7.2.3, 8.2.3, 8.4.3, 9.2.3, 9.4.3 to the words "against delivery of the transfer form for Your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives Your executor notice, You agree that the Public Facilitation Trust is irrevocably and in *rem suam* authorised and appointed as Your attorney and agent, or that of Your executor, to sign the necessary transfer forms" shall from the Transfer Date be read as a reference to the words "against registration of Your Sasol BEE Ordinary Shares in the name of the Public Facilitation Trust";

A6.   any reference in clauses 8.1.1.2, 8.2, 8.2.2 and 8.2.3 to "executor" shall from the Transfer Date be read as referring to the executor and also to the New Registered Shareholder;

A7.   any reference in clauses 9.1.2, 9.2, 9.2.2 and 9.2.3 to "trustee" shall from the Transfer Date be read as referring to the trustee and also to the New Registered Shareholder;

A8.   any reference in clauses 9.3.5, 9.4, 9.4.2 and 9.4.3 to "liquidator" shall from the Transfer Date be read as referring to the liquidator and also to the New Registered Shareholder."

As amended by special resolutions on 21 November 2014, 25 November 2016 and [17 November 2017]

2.	A new clause 1.2.4A is inserted after clause 1.2.4 which reads as follows -

"1.2.4A	"**BEE Compliant Persons**" means as interpreted by the courts, from time to time –

1.2.4A.1	as regards a natural person, a Black Person;

1.2.4A.2	as regards a juristic person having a shareholding or similar member's interests, one who falls within the ambit of the definitions of BEE Controlled Company[1] or BEE Owned Company[2], using the flow-through principle;

1.2.4A.3	as regards any other entity, any entity similar to a BEE Controlled Company[1] or BEE Owned Company[2] using the flow-through principle which would enable Sasol to claim points attributable to the entity's ownership of Sasol BEE Ordinary Shares pursuant to the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the BEE Act;"

3.	A new clause 1.2.4B is inserted after clause 1.2.4A which reads as follows -

"1.2.4B	"**BEE Contract**" means the contract, the form of which is prescribed by the JSE Limited and which is required to be signed by at least the proposed beneficial owner of BEE Securities before acquiring such BEE Securities for the first time;"

4.	A new clause 1.2.4C is inserted after clause 1.2.4B which reads as follows:

"1.2.4C	"**BEE Securities**" means the securities in respect of which the issuer requires that the beneficial owners are BEE compliant persons for a period of time as prescribed by the issuer;"

5.	A new clause 1.2.13A is inserted as follows -

"1.2.13A	"**Election**" means the right granted to You pursuant to clause 47A.1 of the Sasol Memorandum of Incorporation to elect that Your Sasol BEE Ordinary Shares do not automatically re-designate as Sasol Ordinary Shares pursuant to clause 44.2 of the Sasol Memorandum of Incorporation, but as a consequence will remain (without any re-designation occurring at all) as Sasol BEE Ordinary Shares, subject to the provisions of clause 47A.2 of the Sasol Memorandum of Incorporation;"

6.	Clause 1.2.14 is replaced with the following -

"1.2.14	**Empowerment Period**" means as regards You, if You –

<table>
<tr><td>1.2.14.1</td><td>do not exercise the Election or do not validly exercise the Election, a period ending on 7 September 2018, or such shorter period as may be determined by Sasol; or</td></tr>
<tr><td>1.2.14.2</td><td>hold Sasol BEE Ordinary Shares which do not redesignate on the SOLBE1 Redesignation Date, the period for so long as the Sasol BEE Ordinary Shares are listed on an exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation), or such shorter period as may be determined by Sasol in its sole and absolute discretion and notified in one national South African newspaper, and, if the Sasol BEE Ordinary Shares are then listed on the JSE, on the Securities Exchange News Service;"</td></tr>
</table>

7. Clause 1.2.16 is replaced with the following –

"1.2.16 "**Forced Sale Value**" means the 5 (five) day volume weighted average price of a Sasol BEE Ordinary Share, being the total value of the Sasol BEE Ordinary Shares traded for that period divided by the total number of the Sasol BEE Ordinary Shares traded for that period. In the event of any corporate action, the value will be adjusted appropriately if required;"

8. A new clause 1.2.16A is inserted after clause 1.2.16 which reads as follows **-**

"1.2.16A "**New Registered Shareholder**" means Computershare Nominees Proprietary Limited (Registration No. 1999/008543/07);"

9. Clause 1.2.18 which reads ""**Sasol Articles**" means the articles of association of Sasol until the Companies Act, No. 71 of 2008 comes into force and thereafter means Sasol's memorandum of incorporation" is deleted;

10. a new clause 1.2.20A is inserted as follows -

"1.2.20A "**Sasol Memorandum of Incorporation**" means Sasol's Memorandum of Incorporation";

11. A new clause 1.2.22A is inserted as follows -

"1.2.22A "**SOLBE1 Redesignation Date**" means the date on which Sasol BEE Ordinary Shares held by Sasol BEE Shareholders who do not exercise or do not validly exercise the right granted in clause 47A.1 of the Sasol Memorandum of Incorporation to each Sasol BEE Shareholder, are automatically re-designated as Sasol ordinary shares;"

12. Clause 1.2.22A is renumbered 1.2.22B;

13. A new clause 2.3 is inserted which reads as follows -

"2.3 If You wish from time to time to replace the New Registered Shareholder with another registered shareholder to hold some or all of Your Sasol BEE Ordinary Shares, You shall not instruct the New Registered Shareholder to transfer Your Sasol BEE Ordinary Shares, nor shall the New Registered Shareholder act on any such instruction, unless You first sign a BEE Contract with the new registered shareholder, which will replace this Agreement in respect of those of your Sasol BEE Ordinary Shares which are transferred to such person as the new registered shareholder."

14. Clauses 3.1, 3.2, 3.3, 3.4 and 3.5 are deleted with effect from the Transfer Date;

15. In clause 3.3.1, the words "the Sasol Articles" are deleted and replaced with the words "the Sasol Memorandum of Incorporation";

16. A new clause 3.5 is inserted as follows –

"3.5 After the Empowerment Period –

3.5.1 contemplated in clause 1.2.14.1, a certificate in respect of Your Sasol Ordinary Shares arising on re-designation of Your Sasol BEE Ordinary Shares; or

3.5.2 contemplated in clause 1.2.14.2, a certificate in respect of Your Sasol BEE Ordinary Shares,

will be posted by the Custodian to Your address for service selected by You in Annexure B, at Your risk."

17. Clause 4 is amended by the insertion at the end of the following words "From the Transfer Date, You will no longer be the registered owner thereof (as warranted in paragraph 2.2 on the signature page of this Agreement).";

18. Clause 5.3.1 is amended by the insertion at the end of this clause of the following words -

"5.3.1 You and the New Registered Shareholder shall procure that a copy of such agreement in respect of such Encumbrance is delivered to Sasol;"

19. Clause 6.1 is replaced with the following –

"6.1 Save for a Sale to the Public Facilitation Trust, and, save for the transfer of the Sasol BEE Ordinary Shares to Your heirs in the event of Your death or the Sale by Your liquidator or trustee in the event of Your insolvency, the Sale must take place in the Trading Market, provided that Sasol has established one."

20. Clause 7.2 is replaced with the following –

"7.2 At any time after learning of the occurrence of an event contemplated in any one of the provisions in clause 7.1, the Company shall be entitled, but shall not be obliged, either at the Company's election, to (i) act on a power of attorney which You hereby grant irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of Your Sasol BEE Ordinary Shares on Your behalf on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or (ii) facilitate the purchase by the Public Facilitation Trust of Your Sasol BEE Ordinary Shares by the Public Facilitation Trust giving You written notice, in which event a Sale of Your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:"

21. Clause 7.2.2 is amended by replacing the words "50% (fifty per cent)" with the words "25% (twenty five per cent)";

22. Clauses 7.2.4.1, 8.2.4.1, 8.4.4.1, 9.2.4.1 and 9.4.4.1 are replaced with the following -

"from the Transfer Date, You are the beneficial owner and the New Registered Shareholder is the registered holder of those Sasol BEE Ordinary Shares;"

23. Clauses 8.2.2, 8.4.2, 9.2.2 and 9.4.2 are amended by replacing the words "10% (ten per cent)" with the words "5% (five per cent)";

24. the following words are inserted at the beginning of clauses 8.3.1 and 9.3.1, "the Company shall not be entitled to act on the power of attorney referred to in clause 7.2 and";

25. clause 8.4 is replaced with the following –

"8.4 If Your Sasol BEE Ordinary Shares have not been Sold or the breach caused by the death has not otherwise been remedied within 180 (one hundred and eighty) days from the date of the death in question, the Company shall be entitled, but shall not be obliged, either (at the Company's election) to (i) act on a power of attorney which You hereby grant irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of Your Sasol BEE Ordinary Shares on Your behalf on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or (ii) facilitate the purchase by the Public Facilitation Trust of Your Sasol BEE Ordinary Shares by the Public Facilitation Trust giving You written notice, in which event a Sale of Your

Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:"

26.   Clause 9.2 is replaced with the following –

"9.2   If the trustee has not complied with clause 9.1.2, the Company shall be entitled, but shall not be obliged, either (at the Company's election) to (i) act on a power of attorney which You hereby grant irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of Your Sasol BEE Ordinary Shares on Your behalf on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or (ii) facilitate the purchase by the Public Facilitation Trust of Your Sasol BEE Ordinary Shares by the Public Facilitation Trust giving written notice to the trustee, in which event a Sale of Your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:"

27.   Clause 9.4 is replaced with the following –

"9.4   If Your Sasol BEE Ordinary Shares have not been Sold or the breach caused by the liquidation has not otherwise been remedied within 180 (one hundred and eighty) days from the date of Your liquidation, the Company shall be entitled, but shall not be obliged, either (at the Company's election) to (i) act on a power of attorney which You hereby grant irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of Your Sasol BEE Ordinary Shares on Your behalf on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or (ii) facilitate the purchase by the Public Facilitation Trust of Your Sasol BEE Ordinary Shares by the Public Facilitation Trust giving written notice to Your liquidator, in which event a Sale of Your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:"

28.   A new clause 9A is inserted above clause 10 which reads as follows -

"9A   **OBLIGATION ON NEW REGISTERED SHAREHOLDER TO PROCURE TRANSFER OF SASOL BEE ORDINARY SHARES**

In respect of clauses 7.2, 8.2, 8.4, 9.2 and 9.4, the New Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from Sasol to instruct the relevant central securities depository participant to effect transfer of your Sasol BEE Ordinary Shares out of the account in the name of the New Registered Shareholder into an account in the name of the Public Facilitation Trust both as registered and beneficial owner."

As amended by special resolutions on 21 November 2014, 25 November 2016 and [17 November 2017]

29. A new clause 12.1.3 is inserted which reads as follows –

"12.1.3 **NEW REGISTERED SHAREHOLDER**:

Physical:	70 Marshall Street Johannesburg 2001
Postal:	PO Box 61051 Marshalltown 2107
Telefax:	(011) 688 5279
Attention:	Company Secretary"

30. Annexure A (1) – "Forced Sale Value Formula" is deleted in its entirety;

Schedule 2 - CUSTODY AND SETTLEMENT AGREEMENT FOR A BULK DEMATERIALISED SHAREHOLDER

CUSTODY AND SETTLEMENT AGREEMENT FOR A BULK DEMATERIALISED SHAREHOLDER

TERMS AND CONDITIONS OF CUSTODY AND SETTLEMENT AGREEMENT FOR A BULK DEMATERIALISED SHAREHOLDER

1. **INTERPRETATION**

    1.1 Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall, when used in this Agreement, bear the meanings ascribed to them:

"Agreement"	means this private investor custody and settlement agreement between the Client and Computershare;
"Amended Cash Contract"	means the contract concluded by Sasol with each of the holders of the Sasol BEE Ordinary Shares during 2008 when the Sasol BEE Ordinary Shares were allotted and issued, as amended by the Replacement Clauses;
"Amended New Cash Contract"	means the prescribed contract concluded between Sasol and a holder of Sasol BEE Ordinary Shares who acquired such shares on or after 8 September 2010, as amended by the Replacement Clauses;
"Bank Account"	means the bank account nominated by the Client at the time of the Client's initial subscription for or acquisition of Securities or nominated when the Client acquired Securities on or after 8 September 2010, or as may be advised in writing to Computershare from time to time;
"BEE Act"	means the Broad-Based Black Economic Empowerment Act, 2003 and any regulations promulgated thereunder;
"BEE Securities"	means the securities in respect of which an issuer requires that the beneficial owners are Black Persons or Black Groups for a period as prescribed by the issuer;
"BEE Segment"	means a segment of the main board of the JSE where an issuer may list its BEE Securities and where trading in BEE Securities is restricted to Black Persons and Black Groups;
"Black Companies"	means a company which is a BEE Controlled Company and a BEE Owned Company each as defined in the Codes;
"Black Entities"	means a vesting trust which qualifies for recognition under the Codes, a broad- based ownership scheme, a close corporation, or an unincorporated entity or association, including a partnership, joint venture, syndicate or "stokvel" as may be determined by Sasol in its sole discretion as an entity or association, which may enable Sasol to claim points pursuant to the Codes;
"Black Groups"	means Black Companies and Black Entities;
"Black Person"	means a 'black person' as defined in the BEE Act and/or the Codes and/or any charter applicable to Sasol group of companies, whichever is the most stringent at the date of selling the Sasol BEE Ordinary Shares and "Black" shall be construed accordingly;

"Bulk Dematerialisation"	means the process by which all the share certificates in respect of the Sasol BEE Ordinary Shares, whose holders have not elected to hold such shares in certificated form, are converted into an electronic form and such shares are transferred into the name of Computershare so as to be held by it for and on behalf of those holders of Sasol BEE Ordinary Shares who bulk dematerialise;
"Client"	means the contracting natural person or juristic person which will continue to be the beneficial owner of the Securities after the Bulk Dematerialisation is implemented;
"Codes"	means the Codes of Good Practice promulgated in terms of section 9(1) of the BEE Act;
"Computershare"	means Computershare Proprietary Limited (registration number 2000/006082/07) and Computershare Nominees (Proprietary) Limited (registration number 1999/008543/07) (the company designated by Computershare as the nominee holding the Securities for and on behalf of the Client as the registered holder);
"CSD"	means a Central Securities Depository licensed as such under section 32 of the Securities Services Act;
"FAIS"	means the Financial Advisory and Intermediary Services Act (Act No. 37 of 2002);
"FICA"	means the Financial Intelligence Centre Act (Act No. 38 of 2001) and its regulations;
"Issuer"	means Sasol, being the issuer of the Sasol BEE Ordinary Shares;
"Issuers-Participants Contract"	means the contract prescribed by the JSE, which is required to be signed by issuers of BEE Securities prior to their BEE Securities being listed on the BEE Segment;
	all Participants which have been accepted in terms of section 34 of the Securities Services Act by the CSD as Participants in the CSD prior to the date of the first listing of BEE Securities on the BEE Segment; and
	all other Participants prior to the earlier of their (i) being accepted in terms of section 34 of the Securities Services Act by the CSD as Participants in the CSD or (ii) being assigned all of a Participant's rights and obligations in terms of this contract in accordance with the provisions thereof, both of which occurrences in (i) and (ii) take place after the date of the first listing of BEE Securities on the BEE Segment;
"JSE"	means JSE Limited;
"Participant"	means a person who holds in custody and administers Securities or an interest in Securities and that has been accepted by the CSD as a Participant;
"Replacement Clauses"	means the clauses which are set out in Appendix 5 to the circular to Sasol shareholders dated 1 November 2010;
"Sasol"	means Sasol Limited (registration number 1979/003231/06);
"Sasol BEE Ordinary Shares"	means no par value shares in Sasol's share capital designated as 'Sasol BEE Ordinary Shares';
"Securities"	means Sasol BEE Ordinary Shares;
"Securities Legislation"	means the Companies Act (Act No. 61 of 1973), as amended and its successor enactment, the Securities Services Act, the Rules and Directives of the JSE or any other applicable stock exchange and the Rules and Directives of any central securities depository made under section 39 of the Securities Services Act;

"Securities Services Act"   means the Securities Services Act (Act No. 36 of 2004).

1.2   Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

1.3   Unless the context clearly indicates a contrary intention, any word connoting any gender includes the other gender, the singular includes the plural and *vice versa* and natural persons includes artificial persons and *vice versa*.

1.4   When any number of days is prescribed such number shall exclude the first and include the last day unless the last day falls on a Saturday, Sunday, or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or a public holiday in the Republic of South Africa.

2. **APPOINTMENT**

2.1 Computershare is the holder of a category II Financial Services Provider licence issued in terms of FAIS and is authorised to render intermediary services in respect of investment schemes and products as defined in 2.2 below:

2.2 Computershare is authorised to execute transactions in accordance with the Client's instructions relating to the following financial products:

2.2.1 Securities and Instruments: Shares

2.2.2 Securities and Instruments: Money Market Instruments

2.2.3 Securities and Instruments: Debentures and Securities Debt

2.2.4 Securities and Instruments: Warrants, Certificates and other instruments

2.2.5 Securities and Instruments: Bonds

2.2.6 Securities and Instruments: Short Term Deposits

2.3 Subject to the terms of this Agreement and the provisions of the Amended Cash Contract, the Amended New Cash Contract and/or the Issuers-Participants Contract, as the case may be, the Client appoints Computershare as its financial services provider, agent, custodian and administrator for the safe keeping and administration of Securities, and for the settlement of transactions in those Securities and to attend to certain incidental matters detailed in this Agreement.

2.4 Computershare may make use of the services of its staff to execute certain administrative functions in the course of rendering intermediary services to the Client.

2.5 For the purposes of this Agreement, Computershare shall be referred to as a Participant and *vice versa*.

2.6 The parties shall at all times be bound by the provisions of the Securities Legislation and must comply with any other provisions that may be required by legislation as a result of the nature of the Client.

2.7 For the purposes of this Agreement, Computershare will aggregate any instructions received from local clients (within the Common Monetary Area) in terms of clause 12.1.14 of these terms and conditions and effect the transaction in the local jurisdiction.

2.8 The Client may not hold Securities in the capacity of a nominee holding Securities on behalf of a beneficial owner, while his/her/its Securities are held by Computershare.

3. **SECURITIES DEPOSITED FOR SAFE CUSTODY**

3.1 Securities that Computershare may accept on behalf of the Client in accordance with this Agreement shall be uncertificated securities.

3.2 Computershare shall be obliged to accept all Securities pursuant to the Bulk Dematerialisation.

3.3 The Client warrants to Computershare that any encumbrance of the Securities deposited for safe custody from time to time, will be in accordance with the provisions of the Amended Cash Contract and/or the Amended New Cash Contract, as the case may be.

3.4 The Client undertakes in favour of Computershare to disclose any beneficial, limited or other interest in Securities deposited for safe custody from time to time.

4. **CONFLICT**

4.1 In the event of any conflict between the provisions of this Agreement and the Securities Legislation, the provisions of the Securities Legislation shall prevail.

5. **SECURITIES ACCOUNT**

5.1 Computershare shall in accordance with its standard operating procedures open and maintain a securities account(s) in its records in the name of the Client to record the number or nominal value of Securities of each kind deposited by the Client with Computershare and to record all transactions and entries made in respect of such Securities ("the Securities Account").

5.2 Any entry made in a Securities Account shall be made only in accordance with authenticated instructions given by the Client and the provisions of the Securities Legislation. Computershare will make the entry in the relevant account of the Client where the Securities are held.

5.3 Computershare shall not be obliged to make any entry in a Securities Account unless it conforms to clause 11 of this Agreement, the Amended Cash Contract, the Amended New Cash Contract, and/or the Issuers-Participants Contract, as the case may be.

5.4 Computershare shall not give effect to any instruction that will result in a debit balance in respect of any security held in a Securities Account.

6. SAFEKEEPING OF SECURITIES

6.1 Records of uncertificated securities held by Computershare shall be kept and maintained in the manner provided for in the Securities Legislation.

6.2 Securities held on the Client's behalf must be registered in the name of Computershare.

6.3 Computershare shall take such steps to protect Securities held under custody against theft, loss or destruction as provided for in the Securities Services Act.

7. RETENTION OF RECORDS

7.1 Computershare will keep the records of this Agreement and related documents in terms of section 22 of FICA.

7.2 The Client agrees that Computershare at its absolute discretion will destroy the records and documentation relating to this Agreement after the expiry of the retention period referred to in clause 7.1.

7.3 The Client acknowledges and agrees that records and relevant documents shall be considered to be retained by Computershare if the copies are scanned and are available in electronic form. Subject to an electronic copy being available, Computershare shall not be under any obligation to retain records and documents in paper form.

8. SETTLEMENT OF TRANSACTIONS

8.1 For the purposes of this Agreement, the Client designates the Bank Account as his/her/its settlement account. The Bank Account may be amended from time to time by completing the necessary instruction in writing to Computershare.

8.2 Computershare shall credit the Bank Account with all proceeds received by Computershare in respect of the Securities held in or transacted through the Securities Account. The Client authorises Computershare or its agent to debit the Bank Account with any amount owing by the Client.

8.3 The Client acknowledges that he is conversant with his responsibility to provide settlement instructions to Computershare in accordance with the provisions from time to time of the JSE Rules and Directives.

9. SECURITIES STATEMENTS

9.1 Computershare shall provide the Client with a statement when there is a change in the client's portfolio and in accordance with the Securities Legislation.

9.2 Unless an objection is made in writing by the Client to any entry contained in any statement of a Securities Account within 60 days after the statement date, the statement shall, in the absence of fraud or any manifest error, be treated as *prima facie* evidence of the entries indicated therein and the Client shall not thereafter be entitled to make any claim against Computershare or to any other action in respect thereof.

10. VERIFICATION OF IDENTITY OF CLIENT

10.1 Computershare may verify information against any credit bureau's database for verification or security purposes, if required.

11. INSTRUCTIONS BY THE CLIENT

11.1 All instructions given by the Client shall be sent to Computershare at the address set out at clause 21 of this Agreement. All instructions shall be sent in writing, or by any other means as may be approved by Computershare from time to time in writing. Computershare shall not be obliged to carry out any instruction that does not comply with this Agreement, the Amended Cash Contract the Amended New Cash Contract, the Issuer-Participants Contract, the requirements of FICA, the Securities Legislation or Computershare's standard operating procedures, as the case may be.

11.2 On each occasion on which an instruction is given, the Client will be regarded as having confirmed that he has the necessary authority. Computershare may record telephonic or electronic conversations with the Client and its representatives and the Client agrees that such recordings or transcripts thereof may be used as evidence in any dispute with the Client.

11.3 In the event that the Client gives to Computershare an instruction to buy or sell Securities on behalf of the Client, subject to the limited mandate to carry out such instruction without having to exercise any independent discretion and in terms of a particular service offered by Computershare, then the Client gives to Computershare the right to appoint and pay brokers and other agents to carry out such instruction, to receive and give receipts in respect of such purchases or sales and to do all such things incidental thereto in order to give effect to such instruction.

11.4 Where the Client has previously provided an e-mail address and/or cellular phone number the Client will continue to receive communications via these media, unless a written instruction is received to the contrary.

12. **DEALING ROUTING SERVICE**

12.1 By submitting any instruction to transact in Securities using the Computershare Dealing Routing Service ("dealing service") the Client agrees to the following provisions:

12.1.1 The Client may only give instructions to transact in any Security by means of the telephonic service when operational. Instructions will not be accepted by any other means, including without limitation, fax, electronic mail, and photocopied forms or through the Internet. Computershare reserves the right to alter the times that the telephonic service is available.

12.1.2 Computershare will not carry out any instruction to transact Securities on behalf of the Client unless it is satisfied that the Client has been recorded as the owner of the Securities in Computershare's records.

12.1.3 The Client may only use the dealing service if his Securities are registered in the South African sub-sub- register maintained and operated by Computershare.

12.1.4 Computershare will endeavour to inform the Client if an instruction given by the Client will not be carried out unless Computershare has good reason for not doing so. Computershare will not be liable for refusing to carry out any instruction if it has good reason for not doing so.

12.1.5 Any instruction submitted by another person on behalf of the Client should not be recognised unless an original power of attorney or other appropriate authority (or a complete copy thereof certified by a Commissioner of Oaths) has been received and accepted by Computershare.

12.1.6 All instructions given by the Client to the dealing service are irrevocable and shall be dealt with on the business day immediately following the business day on which they were received and failing that as soon as reasonably possible thereafter.

12.1.7 In the event that Computershare's nominated stockbroker is unable to process the entire trade due to there being insufficient buyers or sellers in the market, the balance of the trade will be kept pending by the broker for a 30-day period in terms of standard market practice.

12.1.8 Computershare will thereafter endeavour to notify the Client of the status of the trade and the Client shall upon receipt of Computershare's notification provide a replacement instruction or cancel the balance of the trade.

12.1.9 No limit order or raise order will be accepted by Computershare. The Client acknowledges that prices may fluctuate from the time the instruction is given until the time that the transaction is executed.

12.1.10 By submitting an instruction to Computershare to arrange to sell any Security on his behalf, the Client warrants that:

12.1.10.1 he has not sold or purported to sell the Securities or the interest in any Security to any third party;

12.1.10.2 the Securities will be sold free from all liens, charges or other third party rights or any encumbrance of any kind;

12.1.10.3 he is entitled to sell the Securities;

12.1.10.4 the sale will not constitute a breach by the Client of any applicable laws and regulations; and

        12.1.10.5 he is not a minor, or if he is a minor, that he is properly assisted by a parent or court appointed guardian.

12.1.11 The Client irrevocably undertakes that he will do, or procure to be done, all acts and things, and execute or procure the execution of all such documents as Computershare may from time to time require to give effect to any instruction by the Client.

12.1.12 The dealing service shall be operated strictly on an "execution only" basis. Computershare shall not provide, or have any responsibility to provide any financial, taxation or other advice to the Client.

12.1.13 A transaction in any Security through the dealing service will be executed by a stockbroker appointed by Computershare. By submitting an instruction to Computershare the Client irrevocably authorises Computershare to appoint a stockbroker to execute the transaction on behalf of the Client on the basis that:

        12.1.13.1 Computershare will instruct a stockbroker to obtain the best price reasonably available in the market at the time of dealing. If no such price can be ascertained, the stockbroker will take reasonable care to carry out the instruction at a price which is fair and reasonable; and

        12.1.13.2 Computershare shall, to the exclusion of all others including the Client, be entitled to bring any action, suit or proceedings ("Actions") against the stockbroker arising out of or in connection with the sale. Computershare shall, in its sole discretion, determine the nature and scope of such Actions. By submitting an instruction to Computershare the Client waives his right in relation to such Actions.

12.1.14 The stockbroker appointed by Computershare may aggregate any instruction with those of other holders of Securities transacting Securities through the dealing service but may not aggregate the sale with any other clients of the stockbroker, provided that any aggregation shall take place in accordance with the Rules of the JSE.

        12.1.14.1 The price per Security that the Client will receive in the case of transactions that are aggregated will be the total proceeds of all aggregated transactions in the relevant period less all costs of the transactions divided by the number of Securities sold in such transactions;

        12.1.14.2 The price per Security that the Client will receive where transactions are not aggregated will be the price at which such Securities are sold in the relevant period less all costs of the sale;

        12.1.14.3 The proceeds payable to the Client shall be rounded down, where necessary, to the nearest whole Rand. Resulting fractions of any Rand will be aggregated and may be retained by Computershare.

        12.1.14.4 Each Security aggregated with other Securities being transacted through the dealing service in any relevant period will only be treated as sold when it is actually sold by the dealing service.

12.1.15 The Client shall ensure that in respect of any purchase of Securities by the Client in respect of which Computershare is required to act as settlement agent, the Client shall deposit cleared funds to cover the purchase consideration in the **Computershare Ltd – Dealing Trust Account**, being account number **62022148317** held at **First National Bank**, branch code **25-50-05**. The Client shall then immediately forward proof of the deposit to Computershare and then telephone Computershare to place the purchase order. The Client acknowledges that he is conversant with his responsibility to provide settlement instructions to Computershare in accordance with the provisions from time to time of the JSE Rules and Directives.

12.1.16 Unless settlement instructions and cleared funds are received by Computershare in accordance with Clause 12.1.15, Computershare shall not be under any obligation to confirm settlement to a central securities depository and the Client shall be liable for any resultant penalties levied by a settlement authority pursuant to any failed trade.

12.1.17 Orders executed through the service shall be subject to the charges published from time to time, initially as set out in Schedule A to this Agreement.

12.1.18 Computershare may vary the amount, rate or basis of charges from time to time and may introduce new charges.

12.1.19 Fees, taxes, charges and other expenses of whatever nature incurred on behalf of the Client will be deducted from the proceeds of any transaction.

12.1.20 Instructions to carry out more than one transaction will be treated as separate transactions and each such transaction shall be charged separately.

12.1.21 All transactions will take place on the JSE.

12.1.22 Computershare will subject to applicable exchange control legislation and regulations pay to the Client the proceeds of any sale into the Client's Bank Account.

12.1.23 Advice of any transaction will be included in a transaction statement sent to the Client.

12.1.24 Computershare may terminate the dealing service at any time without giving notice thereof to the Client. All valid instructions given to the dealing service in accordance with this Agreement before termination will be carried out.

12.1.25 Transactions will be carried out and records relating to instructions by the Client will be kept according to the rules, customs and practices of the JSE.

12.1.26 If the dealing service cannot perform any of its services under this Agreement due to circumstances beyond its reasonable control, Computershare will take all reasonable steps to bring such circumstances to an end, but Computershare shall not be liable for any non-performance of the dealing service.

12.1.27 Without prejudice to any stockbroker's obligations to execute transactions on the JSE, when a stockbroker executes an instruction given to the dealing service the Client acknowledges that the stockbroker could be acting as principal for its own account. By submitting an instruction to the dealing service the Client consents, where applicable, to the stockbroker acting as principal for its own account.

12.1.28 The Client indemnifies Computershare and those persons acting on his behalf in relation to the provision of the dealing service and their respective directors, employees and agents against any liability (except to the extent that the liability is caused by Computershare or such persons own default, negligence or fraud) which it or they may incur as a result of the dealing service.

12.1.29 Computershare does not receive any brokerage commission in lieu of execution of trades.

12.1.30 Computershare shall not be responsible for the loss in transmission of any cheque, document of title, statement or any other document sent through the post to the Client, whether or not it was so sent at the Client's request.

13. VOTING ON BEHALF OF CLIENTS

13.1 Computershare will only vote on behalf of the client if a written instruction is received from the Client by the stipulated date.

14. NOTIFICATION OF CORPORATE EVENTS AND CASH DIVIDENDS

14.1 Computershare shall notify clients of all corporate events as required in terms of the Securities Legislation, which includes but is not limited to non-elective events i.e. announcements and related information.

14.2 Computershare is not obliged to send such notification as stated in 14.1 above to the extent that all the salient details of such non-elective benefits are incorporated in the Annual Financial Statements, Interim Statements or a shareholder circular by the Issuer and it has been or will be sent directly to the Client by an Issuer.

14.3 Computershare will send its notification on receipt of the final announcement published by the CSD.

14.4 The Client may elect not to receive annual financial statements or circulars provided that they understand the implications and consequences of such an election. By choosing not to receive the documentation, the Client acknowledges that they may not receive pertinent information concerning non-elective events or the payment of dividends.

14.5 Dividend information will continue to be published in the local newspapers in terms of standard market practice and Computershare will continue to send a payment advice/statement once the payment or corporate action has been processed.

15. ACCRUALS

15.1 All cash accruals received in respect of investments, including dividends will be paid in accordance with the Client's instructions and regulatory requirements.

16. INTEREST ON FUNDS DEPOSITED INTO CLIENT TRUST ACCOUNT FOR PURCHASE OF SECURITIES

16.1 Where funds are deposited into Computershare's Client Trust account for the purchase of securities, Computershare will retain any interest that accrues to cover administration costs. The Client may claim interest by lodging a claim in writing, however, only claims for amounts of more than R50.00 (Fifty Rand) will be considered.

17. **INFORMATION TO BE DISCLOSED BY PRODUCT SUPPLIERS**

17.1 The Client confirms that Computershare shall not be required to provide any information other than that required by law.

18. **CHARGES**

18.1 The Client shall pay the fees and charges published from time to time by Computershare and notified to the Client.

18.2 Computershare may increase or vary the charges on 60 days written notice to the Client and may thereafter levy such fees or charges.

18.3 Notwithstanding anything to the contrary in this Agreement, Computershare shall not be obliged to act upon any instruction given by the Client or to deliver to the Client any securities or monies until all the amounts due and owing by the Client to Computershare have been discharged in full.

19. **INDEMNITY**

19.1 The Client hereby indemnifies and agrees to hold Computershare harmless against all liability, costs or expenses incurred by Computershare or its nominees or agents in connection with the due and proper performance by Computershare of its obligations pursuant to this Agreement.

19.2 The Client accepts the risk of loss or damage arising directly or indirectly as a result of any failure in, misuse of, or any fraud or misrepresentation due to his failure to give a valid instruction in accordance with the terms of this Agreement.

20. **TERMINATION**

20.1 Either party may terminate this Agreement at any time by giving at least 30 days' written notice of termination to the other party.

20.2 Computershare shall advise the Client in writing within three (3) business days of any termination of its participation as a Participant or of it being placed under interim management.

20.3 The Client must, following notification of termination of its Participant in terms of Rule 5.7.7, inform the Participant, its trustee, liquidator, curator, judicial manager, administrator or other lawful agent to which Participant the Client's Securities Account shall be transferred within 30 (thirty) calendar days of the Clients receiving such notification.

21. **NOTICES**

21.1 For the purposes of this Agreement, the Client chooses the physical address provided at the time of the initial subscription of Securities or provided when the Client acquired Securities on or after 8 September 2010 or such amendment thereto as advised in writing to Computershare from time to time as the address for the receipt of all notices and legal process. Any notice by Computershare to the Client shall, if sent by facsimile or by e-mail, be deemed to have been received by the Client on the day of transmission of the facsimile or e-mail and if sent by post, on the seventh day after posting.

21.2 Any notices by Computershare to the Client given either orally or by electronic means shall be deemed to have been received by the Client.

21.3 Computershare chooses as the address for the receipt of all notices and legal process 1st Floor Rosebank Towers, 15 Biermann Avenue, Rosebank, 2196.

22. **VARIATION**

22.1 Any addition to, variation or cancellation of this Agreement shall be communicated to the other party in writing.

23. **GOVERNING LAW**

23.1 This Agreement shall be construed in accordance with the laws of the Republic of South Africa.

COMPUTERSHARE PROPRIETARY LIMITED
Service and Settlement Fee Structure for Shareholder

FEE DESCRIPTION	ISSUER SPONSORED NOMINEE (using Computershare Dealing Routing Service)
Dematerialisation	Not applicable *
Service	Not applicable *
Transaction & Settlement	**On exchange:** included in the dealing fee
	Off exchange: R80.00 + R11.20 (VAT)=R91.20 per transaction for third party transfer (Change of Beneficial Ownership)
	Off-market Account Transfer: R70.00 + R9.80 (VAT) = R79.80 per transfer
	Off-market Securities Lending: R70.00 + R9.80 (VAT) = R79.80 per transaction
	Portfolio Moves: R54.21 + R7.59 (VAT) =R61.80 per transaction (Transfer holdings to or from broker or other CSD Participant)
	Pledge/Pledge Release: Service not available
	Certificate Withdrawal: (Rematerialisation): R550.00 + R77.00 (VAT) = R627.00 per certificate
	Removal: Not Applicable
	Cancellations: R22.59 + R3.16 (VAT) = R25.75 per cancellation
Dealing	**Sales:** R0.01 – R40 000.00 = R115.00 (admin fee) + R16.10 (VAT) = R131.10 R40 000.01 + = R115.00 (admin fee) + 0.25% + (VAT) **Purchases:** R115.00 (admin fee) + 0.25% + (VAT) These fees exclude any other tax
Other	**Cash Transfer/Refund/Residual Refund:** R23.25 + R3.25 (VAT) = R26.50 per transaction
	Cash deposit or Automated Deposit Terminal fee: R1.80 + R0.25 (VAT) = R2.05 per R100.00 deposited with a minimum fee of R7.50
	Cheque Deposit Fee: R4.39 + R0.61(VAT) = R5.00 per cheque deposit
	Stop Payment & Re-issue cheque/EFT: R142.11 + R19.89 (VAT) = R162.00 per request
	Unpaid cheque fee: R59.39 + R8.31 (VAT) = R67.70 per cheque deposit
	Issuing payments by cheque rather than EFT: R29.12 + R4.08 (VAT) = R33.20 per cheque
	Posting cheque via registered mail: R35.09 + R4.91 (VAT) = R40.00 per cheque
	Issue of duplicate transaction advice: R32.46 + R4.54 (VAT) = R37.00 per
	Queries older than 1 year: R263.16 + R36.84 (VAT) = R300.00 (Include refund of deposits)

* Fees sponsored by the Issuer of the security.
All fees quoted, unless otherwise indicated, include Strate cost. Fees are subject to change.

Schedule 3 – Definitions in the Companies Act

"**accounting records**" means information in written or electronic form concerning the financial affairs of a company as required in terms of this Act including, but not limited to, purchase and sales records, general and subsidiary ledgers and other documents and books used in the preparation of financial statements;[2]

"**alternate director**" means a person elected or appointed to serve, as the occasion requires, as a member of the board of a company in substitution for a particular elected or appointed director of that company;

"**amalgamation or merger**" means a transaction, or series of transactions, pursuant to an agreement between two or more companies, resulting in-

(a) the formation of one or more new companies, which together hold all of the assets and liabilities that were held by any of the amalgamating or merging companies immediately before the implementation of the agreement, and the dissolution of each of the amalgamating or merging companies; or

(b) the survival of at least one of the amalgamating or merging companies, with or without the formation of one or more new companies, and the vesting in the surviving company or companies, together with any such new company or companies, of all of the assets and liabilities that were held by any of the amalgamating or merging companies immediately before the implementation of the agreement;

"**annual general meeting**" means the meeting of a public company required by section 61(7);

"**audit**" has the meaning set out in the Auditing Profession Act, but does not include an "independent review" of annual financial statements, as contemplated in section 30(2)(b)(ii)(bb);

"**Auditing Profession Act**" means the Auditing Profession Act, 2005 (Act No. 26 of 2005);

"**auditor**" has the meaning set out in the Auditing Profession Act;

"**beneficial interest**", when used in relation to a company's securities, means the right or entitlement of a person, through ownership, agreement, relationship or otherwise, alone or together with another person to—

(a)   receive or participate in any distribution in respect of the company's securities;

(b)   exercise or cause to be exercised, in the ordinary course, any or all of the rights attaching to the company's securities; or

(c)   dispose or direct the disposition of the company's securities, or any part of a distribution in respect of the securities,

but does not include any interest held by a person in a unit trust or collective investment scheme in terms of the Collective Investment Schemes Act, 2002 (Act No. 45 of 2002);

"**board**" means the board of directors of a company;

"**business days**" has the meaning determined in accordance with section 5(3);

"**central securities depository**" has the meaning set out in section 1 of the Securities Services Act, 2004 (Act No. 36 of 2004);

"**Commission**" means the Companies and Intellectual Property Commission established by section 185;

"**company**" means a juristic person incorporated in terms of this Act, a domesticated company, or a juristic person that, immediately before the effective date —

---

[2] Regulation 25(3) contains requirements as to what the accounting records must include.

(a) was registered in terms of the —

    (i) Companies Act, 1973 (Act No. 61 of 1973), other than as an external company as defined in that Act; or

    (ii) Close Corporations Act, 1984 (Act No. 69 of 1984), if it has subsequently been converted in terms of **0**;

(b) was in existence and recognised as an 'existing company' in terms of the Companies Act, 1973 (Act No. 61 of 1973); or

(c) was deregistered in terms of the Companies Act, 1973 (Act No. 61 of 1973), and has subsequently been re-registered in terms of this Act;

"**Competition Act**", means the Competition Act, 1998 (Act No. 89 of 1998);

"**consideration**", means anything of value given and accepted in exchange for any property, service, act, omission or forbearance or any other thing of value, including-

    (a) any money, property, negotiable instrument, securities, investment credit facility, token or ticket;

    (b) any labour, barter or similar exchange of one thing for another; or

    (c) any other thing, undertaking, promise, agreement or assurance, irrespective of its apparent or intrinsic value, or whether it is transferred directly or indirectly;

"**convertible**" when used in relation to any securities of a company, means securities that may, by their terms, be converted into other securities of the company, including—

(a) any non-voting securities issued by the company and which will become voting securities—

    (i) on the happening of a designated event; or

    (ii) if the holder of those securities so elects at some time after acquiring them; and

(b) options to acquire securities to be issued by the company, irrespective of whether those securities may be voting securities, or non-voting securities contemplated in paragraph *(a)*;

"**director**" means a member of the board of a company, as contemplated in section 66, or an alternate director of a company and includes any person occupying the position of a director or alternative director, by whatever name designated; **[Note: Article 1(i)(c).]**

"**distribution**" means a direct or indirect—

(a) transfer by a company of money or other property of the company, other than its own shares, to or for the benefit of one or more holders of any of the shares or to the holder of a beneficial interest in any such shares, of that company or of another company within the same group of companies, whether—

    (i) in the form of a dividend;

    (ii) as a payment in lieu of a capitalisation share, as contemplated in section 47;

    (iii) as consideration for the acquisition—

        (aa) by the company of any of its shares, as contemplated in section 48; or

        (bb) by any company within the same group of companies, of any shares of a company within that group of companies; or

(iv) otherwise in respect of any of the shares of that company or of another company within the same group of companies, subject to section 164(19);

(b) incurrence of a debt or other obligation by a company for the benefit of one or more holders of any of the shares of that company or of another company within the same group of companies; or

(c) forgiveness or waiver by a company of a debt or other obligation owed to the company by one or more holders of any of the shares of that company or of another company within the same group of companies,

but does not include any such action taken upon the final liquidation of the company; **[Note: Article 119.]**

"**effective date**", with reference to any particular provision of this Act, means the date on which that provision came into operation in terms of section 225;

"**electronic communication**" has the meaning set out in section 1 of the Electronic Communications and Transactions Act;

"**Electronic Communications and Transactions Act**" means the Electronic Communications and Transactions Act, 2002 (Act No. 25 of 2002);

"**exchange**" when used as a noun, has the meaning set out in section 1 of the Securities Services Act, 2004 (Act No. 36 of 2004);

"**exercise**", when used in relation to voting rights, includes voting by proxy, nominee, trustee or other person in a similar capacity;

"**external company**" means a foreign company that is carrying on business, or non-profit activities, as the case may be, within the Republic, subject to section 23(2);

"**financial statemen**t" includes—

(a) annual financial statements and provisional annual financial statements;

(b) interim or preliminary reports;

(c) group and consolidated financial statements in the case of a group of companies; and

(d) financial information in a circular, prospectus or provisional announcement of results, that an actual or prospective creditor or holder of the company's securities, or the Commission, Panel or other regulatory authority, may reasonably be expected to rely on;

"**group of companies**" means a holding company and all of its subsidiaries;

"**holding company**", in relation to a subsidiary, means a juristic person that controls that subsidiary as a result of any circumstances contemplated in section 2(2)(a) or 3(1)(a);

"**individual**" means a natural person;

"**inter-related**", when used in respect of three or more persons, means persons who are related to one another in a linked series of relationships, such that two of the persons are related in a manner contemplated in section 2(1) and one of them is related to the third in any such manner, and so forth in an unbroken series;

"**juristic person**" includes—

(a) a foreign company; and

(b) a trust, irrespective of whether or not it was established within or outside the Republic;

"**knowing**", "**knowingly**" or "**knows**", when used with respect to a person, and in relation to a particular matter, means that the person either—

(a) Had actual knowledge of the matter; or

(b) Was in a position in which the person reasonably ought to have—

    (i) had actual knowledge;

    (ii) investigated the matter to an extent that would have provided the person with actual knowledge; or

    (iii) taken other measures which, if taken, could reasonably be expected to have provided the person with actual knowledge of the matter;

"**material**" when used as an adjective, means significant in the circumstances of a particular matter, to a degree that is-

    (a) of consequence in determining the matter; or

    (b) might reasonably affect a person's judgement or decision-making in the matter;

"**nominee**" has the meaning set out in section 1 of the Securities Services Act, 2004 (Act No. 36 of 2004);

"**ordinary resolution**" means a resolution adopted with the support of more than 50% of the voting rights exercised on the resolution, or a higher percentage as contemplated in section 65(8) —

(a) at a shareholders meeting; or

(b) by holders of the company's securities acting other than at a meeting, as contemplated in section 60;

"**person**" includes a juristic person; **[Note: Article 1(i)(j).]**

"**personal financial interest**", when used with respect to any person—

(a) means a direct material interest of that person, of a financial, monetary or economic nature, or to which a monetary value may be attributed; but

(b) does not include any interest held by a person in a unit trust or collective investment scheme in terms of the Collective Investment Schemes Act, 2002 (Act No. 45 of 2002), unless that person has direct control over the investment decisions of that fund or investment;

"**prescribed officer**" means a person who, within a company, performs any function that has been designated by the Minister in terms of section 66(10);

"**present at a meeting**" means to be present in person, or able to participate in the meeting by electronic communication, or to be represented by a proxy who is present in person or able to participate in the meeting by electronic communication; **[Note: Article 54.]**

"**private company**" means a profit company that—

(a) is not a public, personal liability or state-owned company; and

(b) satisfies the criteria set out in section 8(2)(b);

"**profit company**" means a company incorporated for the purpose of financial gain for its shareholders;

"**public company**" means a profit company that is not a state-owned company, a private company or a personal liability company;

"**record date**" means the date established under section 59 on which a company determines the identity of its shareholders and their shareholdings for the purposes of this Act;

"**registered auditor**" has the meaning set out in the Auditing Profession Act;

"**registered office**" means the office of a company, or of an external company, that is registered as required by section 23; **[Note: Article 1(i)(i).]**

"**related**", when used in respect of two persons, means persons who are connected to one another in any manner contemplated in section 2(1)(a) to section (c*);

"**rules**" and "**rules of a company**" means any rules made by a company as contemplated in section 15(3) to (5);

"**securities**" means any shares, debentures or other instruments, irrespective of their form or title, issued or authorised to be issued by a profit company; **[Note: Article 1(i)(a).]**

"**securities register**" means the register required to be established by a profit company in terms of section 50(1); **[Note: Article 1(i)(k).]**

"**share**" means one of the units into which the proprietary interest in a profit company is divided;

"**shareholder**", subject to section 57(1), means the holder of a share issued by a company and who is entered as such in the certificated or uncertificated securities register, as the case may be; **[Note: Article 1(i)(h).]**

"**shareholders meeting**", with respect to any particular matter concerning a company, means a meeting of those holders of that company's issued securities who are entitled to exercise voting rights in relation to that matter; **[Note: Article 1(i)(e).]**

"**solvency and liquidity test**" means the test set out in section 4 (1);

"**special resolution**" means—

(a)   in the case of a company, a resolution adopted with the support of at least 75% of the voting rights exercised on the resolution, or a different percentage as contemplated in section 65(10) -

   (i)   at a shareholders meeting; or

   (ii)   by holders of the company's securities acting other than at a meeting, as contemplated in section 60; or

(b)   in the case of any other juristic person, a decision by the owner or owners of that person, or by another authorised person, that requires the highest level of support in order to be adopted, in terms of the relevant law under which that juristic person was incorporated;

[Note: Article 1(i)(p).]

"**subsidiary**" has the meaning determined in accordance with section 3;

"**voting power**", with respect to any matter to be decided by a company, means the voting rights that may be exercised in connection with that matter by a particular person, as a percentage of all such voting rights;

"**voting rights**", with respect to any matter to be decided by a company, means -

   (a) the rights of any holder of the company's securities to vote in connection with that matter, in the case of a profit company; or

   (b) the rights of a member to vote in connection with the matter, in the case of a non-profit company;

"**voting securities**", with respect to any particular matter, means securities that—

(a)   carry voting rights with respect to that matter; or

(b)   are presently convertible to securities that carry voting rights with respect to that matter.

Schedule 4 – Ineligible / disqualified in terms of section 69(7) and (8) of the Companies Act read with Regulation 39(3)

1.   A Person is ineligible to be a Director if the Person –

   1.1.   is a Juristic Person;

   1.2.   is an unemancipated minor, or is under a similar legal disability; or

   1.3.   does not satisfy any qualification set out in the MOI.

2.   A person is disqualified to be a Director if –

   2.1.   a court has prohibited that Person to be a Director, or declared the Person to be delinquent in terms of section 162, or in terms of section 47 of the Close Corporations Act, 1984 (Act No. 69 of 1984); or

   2.2.   the Person –

      2.2.1.   is an unrehabilitated insolvent;

      2.2.2.   is prohibited in terms of any public regulation to be a Director;

      2.2.3.   has been removed from an office of trust, on the grounds of misconduct involving dishonesty; or

      2.2.4.   has been convicted, in the Republic or elsewhere, and imprisoned without the option of a fine, or fined more than R1 000,00 (one thousand rand), for theft, fraud, forgery, perjury or an offence –

         2.2.4.1.   involving fraud, misrepresentation or dishonesty;

         2.2.4.2.   in connection with the promotion, formation or management of a company, or in connection with any act contemplated in subsection (2) or (5); or

         2.2.4.3.   under the Companies Act, the Insolvency Act, 1936 (Act No. 24 of 1936), the Close Corporations Act, 1984, the Competition Act, the Financial Intelligence Centre Act, 2001 (Act No. 38 of 2001), the Securities Services Act, 2004 (Act No. 36 of 2004), or Chapter 2 of the Prevention and Combating of Corruption Activities Act, 2004 (Act No. 12 of 2004).

Schedule 5 – Prescribed methods of delivery in the Regulations

Person to whom the document is to be delivered	Method of delivery	Date and Time of Deemed delivery
Any Person	By faxing the notice or a certified copy of the document to the Person, if the Person has a fax number;	On the date and at the time recorded by the fax receiver, unless there is conclusive evidence that it was delivered on a different date or at a different time.
	By sending the notice or a copy of the document by electronic mail, if the Person has an Electronic Address;	On the date and at the time recorded by the computer used by the Company, unless there is conclusive evidence that it was delivered on a different date or at a different time.
	By sending the notice or a certified copy of the document by registered post to the Person's last known address;	On the 7th (seventh) day following the day on which the notice or document was posted as recorded by a post office, unless there is conclusive evidence that it was delivered on a different day.
	By any other means authorised by the High Court; or	In accordance with the order of the High Court.
	By any other method allowed for that Person in terms of the following rows of this Table.	As provided for that method of delivery.
Any natural Person	By handing the notice or a certified copy of the document to the Person, or to any representative authorised in Writing to accept service on behalf of the Person;	On the date and at the time recorded on a receipt for the delivery.
	By leaving the notice or a certified copy of the document at the Person's place of residence or business with any other Person who is apparently at least 16 (sixteen) years old and in charge of the premises at the time;	On the date and at the time recorded on a receipt for the delivery.
	By leaving the notice or a certified copy of the document at the Person's place of employment with any Person who is apparently at least 16 (sixteen) years old and apparently in authority.	On the date and at the time recorded on a receipt for the delivery.
A company or similar body corporate	By handing the notice or a certified copy of the document to a responsible employee of the company or body corporate at its registered office or its principal place of business within South Africa;	On the date and at the time recorded on a receipt for the delivery.
	If there is no employee willing to accept service, by affixing the notice or a certified copy of the document	On the date and at the time sworn to by affidavit of the Person who affixed the document, unless there is conclusive

Person to whom the document is to be delivered	Method of delivery	Date and Time of Deemed delivery
	to the main door of the office or place of business.	evidence that the document was affixed on a different date or at a different time.
The state or a province	By handing the notice or a certified copy of the document to a responsible employee in any office of the State Attorney.	On the date and at the time recorded on a receipt for the delivery.
A municipality	By handing the notice or a certified copy of the document to the town clerk, assistant town clerk or any Person acting on behalf of that Person.	On the date and at the time recorded on a receipt for the delivery.
A trade union	By handing the notice or a certified copy of the document to a responsible employee who is apparently in charge of the main office of the union or for the purposes of section 13(2), if there is a union office within the magisterial district of the firm required to notify its employees, in terms of the Regulations at that office.	On the date and at the time recorded on a receipt for the delivery.
	If there is no person willing to accept service, by affixing a certified copy of the notice or document to the main door of that office.	On the date and at the time sworn to by affidavit of the Person who affixed the document, unless there is conclusive evidence that the document was affixed on a different date or at a different time.
Employees of the Company	By fixing the notice or certified copy of the document, in a prominent place in the workplace where it can be easily read by employees.	On the date and at the time sworn to by affidavit of the Person who affixed the document, unless there is conclusive evidence that the document was affixed on a different date or at a different time.
A partnership, firm or association	By handing the notice or a certified copy of the document to a Person who is apparently in charge of the premises and apparently at least 16 (sixteen) years of age, at the place of business of the partnership, firm or association;	On the date and at the time recorded on a receipt for the delivery.
	If the partnership, firm or association has no place of business, by handing the notice or a certified copy of the document to a partner, the owner of the firm, or the chairman or secretary of the managing or other controlling body of the association, as the case may be.	On the date and at the time recorded on a receipt for the delivery.

As amended by special resolutions on 21 November 2014, 25 November 2016 and [17 November 2017]

Schedule 6 – Terms which govern Holders of New Issues of Sasol BEE Ordinary Shares after the SOLBE1 Redesignation Date

1. **INTRODUCTION AND INTERPRETATION**

1.1. The following terms shall have the following meanings in this Schedule 6 -

1.1.1. "**BEE Certificate**" means an original or copy of a certificate issued by a verification agency accredited by the accreditation body contemplated in the Codes, certifying that the person identified in the certificate is a BEE Compliant Person;

1.1.2. "**Company's Nominee**" means the Public Facilitation Trust or such other facilitation trust as the Company may appoint from time to time, in its discretion, to acquire the New Sasol BEE Ordinary Shares in the circumstances contemplated in These Terms;

1.1.3. "**Forced Sale Value**" means the 5 (five) day volume weighted average price of a New SOLBE1 Share, being the total value of the New SOLBE1 Shares traded for that period divided by the total number of the New SOLBE1 Shares traded for that period. In the event of any corporate action, the value will be adjusted appropriately if required;

1.1.4. "**New SOLBE1 Shares**" means Sasol BEE Ordinary Shares issued by the Company after the SOLBE1 Redesignation Date from time to time;

1.1.5. "**Off Market**" means a sale of New SOLBE1 Shares other than on an exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed;

1.1.6. "**Own Name Client**" means a person whose own name is on the main register of the Company and in whom/which the benefits of the bundle of rights attaching to the New SOLBE1 Shares so registered in his/her/its name vest, which is typically evidenced by one or more of the following -

1.1.6.1. the right or entitlement to receive any dividend or interest payable in respect of those New SOLBE1 Shares;

1.1.6.2. the right to exercise or cause to be exercised in the ordinary course of events, any or all of the voting, conversion, redemption or other rights attached to those New SOLBE1Shares;

1.1.6.3. the right to dispose or direct the disposition of those New SOLBE1 Shares, or any part of a distribution in respect of those New SOLBE1 Shares and to have the benefit of the proceeds;

1.1.7. "**Sell**" means sell or otherwise dispose of or transfer (including, but without limiting the generality of the aforegoing, by way of donation or dividend or distribution of assets) and "**Sale**" and "**Sold**" shall be construed accordingly;

1.1.8. "**These Terms**" means the terms set out in this Schedule 6 which apply to the Holders of New SOLBE1 Shares until the end of the Empowerment Period and which must be read with the terms set out in clause 44 of the MOI;

1.2. Any reference in These Terms to a Holder of New SOLBE1 Shares shall -

    1.2.1. if a Holder of New SOLBE1 Shares is liquidated or sequestrated, as the case may be, be applicable also to and binding upon the liquidator or trustee of such Holder of New SOLBE1 Shares; or

    1.2.2. if a Holder of New SOLBE1 Shares is a natural person who dies, be applicable also to and binding upon the executor of such Holder's estate.

2. **APPLICATION OF THESE TERMS TO THE EXCLUSION OF OTHER CONTRACTS**

Notwithstanding that any Holder of New SOLBE1 Shares which is a party to a Cash Contract, Amended Cash Contract, New Cash Contract, Amended New Cash Contract or a BEE Contract, may be bound to provisions in those contracts which could be interpreted as governing new issues of New SOLBE1 Shares, These Terms alone shall apply to such New SOLBE1 Shares to the exclusion of any such other contracts.

3. **OBLIGATIONS TO SIGN NEW CONTRACTS**

3.1. A Holder who has not concluded a contract with the Company to cover rematerialised New SOLBE1 Shares will be required to conclude a New Cash Contract with the Company to cover those certificated New SOLBE1 Shares and that contract will continue to apply for so long as such Holder continues to hold those New SOLBE1 Shares in certificated form.

3.2. A Holder of New SOLBE1 Shares who is a Beneficial Owner and who wishes to replace his/her/its Registered Shareholder with another Registered Shareholder, will be required to conclude a BEE Contract in respect of those New SOLBE1 Shares which are transferred to such person as the new Registered Shareholder and so will such person. A Holder of New SOLBE1 Shares shall not instruct the Registered Shareholder to transfer his/her/its New SOLBE1 Shares, nor shall the Registered Shareholder act on any such instruction until a new BEE Contract has been concluded.

3.3. If a Holder is an Own Name Client and wishes to register his/her/its New SOLBE1 Shares in the name of another person as Registered Shareholder, such Holder will be required to conclude a BEE Contract in respect of those New SOLBE1 Shares which are transferred to such person as the new Registered Shareholder and so will any intermediary which such Holder appoints for the purposes of, inter alia, managing such Holders' New SOLBE1 Shares.

4. **WARRANTIES**

4.1. Each Holder of New SOLBE1 Shares warrants in favour of the Company that -

    4.1.1. he/she/it is a BEE Compliant Person;

    4.1.2. the New SOLBE1 Shares will be registered in his/her/its name as an Own Name Client;

    4.1.3. each warranty provided in clauses 4.1.1 and 4.1.2 is and will be true from the date that the Holder acquires New SOLBE1 Shares and -

        4.1.3.1. in respect of the warranty provided in clause 4.1.1 will continue to be true for so long as such Holder holds New SOLBE1 Shares; and

4.1.3.2.   in respect of the warranty provided in clause 4.1.2 will continue to be true for so long as such Holder holds New SOLBE1 Shares as an Own Name Client;

4.1.4.   any information provided by the Holder to the Company will be true and complete unless the Holder advises the Company in writing to the contrary.

4.2.   All the warranties given in clause 4.1 are material and the Company will rely on the truth and completeness of such warranties.

5. **UNDERTAKINGS**

Each Holder of New SOLBE1 Shares undertakes -

5.1.   that he/she/it is a BEE Compliant Person;

5.2.   at his/her/its own cost, to provide the Company within 30 (thirty) days of its written request to such Holder, with -

5.2.1.   if the Holder is a natural person, any documentation reasonably required by the Company in order to satisfy itself that such Holder is a BEE Compliant Person;

5.2.2.   if the Holder is not a natural person -

5.2.2.1.   a BEE Certificate which is unexpired;

5.2.2.2.   any other documentation reasonably required by the Company in order to satisfy itself that each such Holder is a BEE Compliant Person.

6. **PLEDGES AND OTHER ENCUMBRANCES**

Holders of New SOLBE1 Shares may pledge or otherwise Encumber or cause the pledging or Encumbrance of his/her/its New SOLBE1 Shares subject to compliance with the following -

6.1.   Each such Holder acknowledges that in order to ensure that those New SOLBE1 Shares are held only by BEE Compliant Persons he/she/it is only permitted to Encumber or record the Encumbrance of those New SOLBE1 Shares, provided that -

6.1.1.   if the security is realised those New SOLBE1 Shares must only be Sold to a BEE Compliant Person who/which binds himself/herself/itself to a BEE Contract prior to taking transfer of those New SOLBE1 Shares; and

6.1.2.   the terms of the agreement in respect of such Encumbrance shall expressly provide that if the security is realised those New SOLBE1 Shares must only be Sold to a BEE Compliant Person who/which binds herself/himself/itself to a BEE Contract prior to taking transfer of those New SOLBE1 Shares and such Holder shall procure that a copy of such agreement in respect of such Encumbrance is delivered to the Company.

6.2.   Each Holder of New SOLBE1 Shares warrants in favour of the Company that the agreement in respect of such Encumbrance shall contain the required provision referred to in clause 6.1 and that he/she/it shall not enter into or permit the entering into of any such agreement without such provision.

7. **PROVISIONS APPLICABLE TO OFF MARKET TRANSFERS OF NEW SOLBE1 SHARES**

   7.1. If a Holder of New SOLBE1 Shares Sells any New SOLBE1 Shares or causes any of such shares to be Sold Off Market other than to the Company's Nominee, such Holder shall be obliged to ensure that -

      7.1.1. the person to whom/which those New SOLBE1 Shares are Sold, either being the new Beneficial Owner or an Own Name Client in whose name those New SOLBE1 Shares are to be registered, is in fact a BEE Compliant Person; and

      7.1.2. a BEE Contract is signed by the person to whom/which those New SOLBE1 Shares are Sold, either being the new Beneficial Owner or an Own Name Client in whose name those New SOLBE1 Shares are to be registered (unless such new Beneficial Owner or Own Name Client has already signed such a contract), the registered shareholder (only for a new Beneficial Owner), a central securities depository participant and if applicable, a JSE member, and the person with whom the new Beneficial Owner or Own Name Client holds an account for the purposes of, inter alia, managing these New SOLBE1 Shares, and procure that a copy of such contract is delivered to the Company.

   7.2. Each Holder of New SOLBE1 Shares undertakes not to permit the Sale Off Market of any New SOLBE1 Shares or any rights or interests therein, nor to instruct the Registered Shareholder, the central securities depository participant or anyone else, to effect transfer or permit the transfer of those New SOLBE1 Shares to any person who/which is not a BEE Compliant Person and who/which has not signed a BEE Contract.

8. **OBLIGATION ON THE HOLDER OF NEW SOLBE1 SHARES TO PROCURE TRANSFER OF NEW SOLBE1 SHARES**

   If the Company's Nominee is the acquirer of New SOLBE1 Shares in terms of These Terms, the Holder of New SOLBE1 Shares will be obliged within 10 (ten) days after receipt of notice from the Company, to effect transfer of the New SOLBE1 Shares out of the account in the Holder's own name into an account in the name of the Company's Nominee. If the Holder of such New SOLBE1 Shares fails to effect the transfer within such period, such Holder hereby grants a power of attorney irrevocably and *in rem suam* and with power of substitution to the Company, to effect transfer of that Holder's New SOLBE1 Shares on behalf of that Holder to the Company's Nominee.

9. **FORCED SALE IN THE EVENT OF AN OCCURRENCE OF A BREACH EVENT**

   9.1. If a Holder of New SOLBE1 Shares at any time -

      9.1.1. misrepresented that he/she/it is a BEE Compliant Person or has in any way committed a breach of any of the warranties given by him/her/it and set out in These Terms;

      9.1.2. breached any of his/her/its obligations set out in clauses 3, 4, 5, 6, 7 or 8 of These Terms; or

      9.1.3. made a fraudulent or untrue statement in any documents provided by him/her/it to the Company,

   ("**Breach Event**"), the Holder shall be obliged to immediately notify the Company of the occurrence of such Breach Event in writing.

   9.2. At any time after learning of the occurrence of a Breach Event, the Company shall be entitled (but shall not be obliged) either (at the Company's election) to –

9.2.1.   act on a power of attorney which each Holder of New SOLBE1 Shares hereby grants irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of that Holder's New SOLBE1 Shares on behalf of that Holder on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or

9.2.2.   buy (or to nominate the Company's Nominee to buy) from the Holder his/her/its New SOLBE1 Shares by giving such Holder written notice, in which event a Sale of those New SOLBE1 Shares shall be deemed to have been concluded on the following terms and conditions -

> 9.2.3.   those New SOLBE1 Shares shall be acquired with effect from the day prior to the date of the occurrence of the Breach Event;
>
> 9.2.4.   the purchase price of those New SOLBE1 Shares shall be the Forced Sale Value thereof calculated as at the date –
>
> > 9.2.4.1.   of the occurrence of the relevant Breach Event; or
> >
> > 9.2.4.2.   upon which the Company learns of the occurrence of the relevant Breach Event,
>
> whichever is the lower, discounted by 25% (twenty five percent);

9.2.5.   the purchase price as calculated in terms of clause 9.2.4 less an amount equal to the amount of dividends paid by the Company to the Holder for his/her/its benefit after the occurrence of a Breach Event, shall be payable against the registration of those New SOLBE1 Shares in the name of the Company's Nominee, if the Company's Nominee acquires those New SOLBE1 Shares, or upon the cancellation of those New SOLBE1 Shares if the Company buys back those New SOLBE1 Shares;

9.2.6.   those New SOLBE1 Shares and claims, if any, shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that–

> 9.2.6.1.   the Holder is an Own Name Client in whose name those New SOLBE1 Shares are registered; and
>
> 9.2.6.2.   no person has any right of any nature whatsoever to acquire those New SOLBE1Shares.

10.   DEATH

10.1.   If a Holder of New SOLBE1 Shares is a natural person who dies, then -

10.1.1.   the Company (or the Company's Nominee) shall not have the right to buy the New SOLBE1 Shares which were held by such Holder pursuant to clause 9 even though those New SOLBE1 Shares as a result may then be held in breach of the requirements of These Terms, unless clause 10.2 applies;

10.1.2.   instead of having to do so immediately, the executor of the Holder's estate shall have 180 (one hundred and eighty) days commencing on the date of such Holder's death, to -

10.1.2.1.   transfer the New SOLBE1 Shares to such Holders' heir/s provided that such heir/s is/are a BEE Compliant Person/s; or

10.1.2.2.   Sell the New SOLBE1 Shares to any BEE Compliant Person,

and the executor of the Holder's estate shall be obliged to take whatever steps are necessary in order to effect any such transfer or Sale of the New SOLBE1 Shares, as the case may be.

10.2.   If the executor of the Holder's estate has not complied with his/her/its obligations in clause 10.1 as regards New SOLBE1 Shares, the Company shall be entitled, but shall not be obliged to buy (or to nominate the Company's Nominee to buy) from the executor of such Holder's estate those New SOLBE1 Shares by written notice to the executor, in which event a Sale of those New SOLBE1 Shares shall be deemed to have been concluded on the following terms and conditions -

10.2.1.   those New SOLBE1 Shares shall be acquired with effect from the day prior to the date of such Holder's death;

10.2.2.   the purchase price of those New SOLBE1 Shares shall be the Forced Sale Value thereof calculated as at the date of the written notice from the Company to the executor of the Holder's estate discounted by 5% (five percent);

10.2.3.   the purchase price as calculated in terms of clause 10.2.2, less an amount equal to the amount of dividends paid by the Company to the Holder for his/her benefit while the executor of his/her estate was in breach of clause 10.2.1, shall be payable against the registration of those New SOLBE1 Shares in the name of the Company's Nominee or upon the cancellation of those New SOLBE1 Shares;

10.2.4.   those New SOLBE1 Shares shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that –

10.2.4.1.   the Holder is an Own Name Client in whose name those New SOLBE1 Shares are registered; and

10.2.4.2.   no person has any right of any nature whatsoever to acquire those New SOLBE1 Shares.

10.3.   If the Holder is not a natural person and any of its shareholders, members, participants or beneficiaries die, as a result of which, the Holder is no longer a BEE Compliant Person, then -

10.3.1.   the Company shall not be entitled to act on the power of attorney referred to in clause 9.2.1 nor shall the Company (or the Company's Nominees) have the right to buy the New SOLBE1 Shares pursuant to clause 9 even though those New SOLBE1 Shares as a result may now be held in breach of the requirements of These Terms unless clause 10.4 applies;

10.3.2.   instead of having to remedy the breach caused by the death immediately the Holder shall have 180 (one hundred and eighty) days commencing on the date of the death to Sell the New SOLBE1 Shares to a BEE Compliant Person and shall be obliged to take whatever steps are necessary to give effect to any such Sale of the New SOLBE1 Shares by effecting transfer of the New SOLBE1 Shares out of the account in the name of the Holder into an account in the name of the registered shareholder of that BEE Compliant Person.

10.4. If the New SOLBE1 Shares have not been Sold or the breach caused by the death has not otherwise been remedied within 180 (one hundred and eighty) days commencing on the date of the death in question, the Company shall be entitled, but shall not be obliged either (at the Company's election) to –

10.4.1. act on a power of attorney which each Holder of New SOLBE1 Shares hereby grants irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of that Holder's New SOLBE1 Shares on behalf of that Holder on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or

10.4.2. buy from the Holder those New SOLBE1 Shares by giving such Holder (if not a natural person) written notice, in which event a Sale of those New SOLBE1 Shares shall be deemed to have been concluded on the following terms and conditions –

10.4.2.1. those New SOLBE1 Shares shall be acquired with effect from the day prior to the date of the death in question;

10.4.2.2. the purchase price of those New SOLBE1 Shares shall be the Forced Sale Value thereof calculated as at the date of the written notice from the Company (or the Company's Nominee) to the Holder (if not a natural person) discounted by 5% (five percent);

10.4.2.3. the purchase price as calculated in terms of clause 10.4.2, less an amount equal to the amount of dividends paid by the Company to the Holder for its benefit during the period in which the Holder has been in breach of clause 10.3.2, shall be payable against the registration of those New SOLBE1 Shares in the name of the Company's Nominee or upon the cancellation of those New SOLBE1 Shares;

10.4.2.4. those New SOLBE1 Shares and claims, if any, shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that –

10.4.2.4.1. the Holder is an Own Name Client in whose name those New SOLBE1 Shares are registered; and

10.4.2.4.2. no person has any right of any nature whatsoever to acquire those New SOLBE1 Shares.

11. INVOLUNTARY INSOLVENCY/LIQUIDATION

11.1. If a Holder of New SOLBE1 Shares is a natural person who is involuntarily sequestrated (whether provisionally or finally), then -

11.1.1. the Company (or the Company's Nominees) shall not have the right to buy the New SOLBE1 Shares pursuant to clause 9 even though those New SOLBE1 Shares as a result may now be held in breach of the requirements of These Terms unless clause 11.2 applies;

11.1.2. instead of having to do so immediately, the trustee shall have 180 (one hundred and eighty) days commencing on the date of such Holder's provisional sequestration, to Sell the New SOLBE1 Shares to any BEE Compliant Person, subject to compliance with clause 7, and the trustee shall be obliged to take such steps, in order to give effect to any such Sale of the New SOLBE1 Shares by effecting transfer of the New SOLBE1 Shares out of the account in his/her name into an account in the name of the registered shareholder of that BEE Compliant Person.

11.2. If the trustee has not complied with its obligations in clause 11.1 as regards New SOLBE1 Shares, the Company shall be entitled, but shall not be obliged either (at the Company's election) to –

11.2.1. act on a power of attorney which each Holder hereby grants irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of that Holder's New SOLBE1 Shares on behalf of that Holder on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or

11.2.2. buy (or to nominate the Company's Nominee to buy) from such trustee those New SOLBE1 Shares by written notice to the trustee, in which event a Sale of those New SOLBE1 Shares shall be deemed to have been concluded on the following terms and conditions -

11.2.2.1. those New SOLBE1 Shares shall be acquired with effect from the day prior to the Holder's provisional sequestration;

11.2.2.2. the purchase price of those New SOLBE1 Shares shall be the Forced Sale Value thereof calculated as at the date of the written notice from the Company (or the Company's Nominee) to the trustee, discounted by 5% (five percent);

11.2.2.3. the purchase price as calculated in terms of clause 11.2.2.2, less an amount equal to the amount of dividends paid by the Company to the Holder for his/her benefit while the trustee was in breach of clause 11.1.2, shall be payable against the registration of those New SOLBE1 Shares in the name of the Company's Nominee or upon the cancellation of those New SOLBE1 Shares;

11.2.2.4. those New SOLBE1 Shares and claims, if any, shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that –

11.2.2.4.1. the Holder is an Own Name Client in whose name those New SOLBE1 Shares are registered; and

11.2.2.4.2. no person has any right of any nature whatsoever to acquire those New SOLBE1 Shares.

11.3. If a Holder of New SOLBE1 Shares is not a natural person and either the Holder or any of its shareholders, members, participants or beneficiaries are involuntarily liquidated (provisionally or finally), as a result of which such Holder is no longer a BEE Compliant Person, then -

11.3.1. the Company shall not be entitled to act on the power of attorney referred to in clause 11.2.1 nor shall the Company (or the Company's Nominees) have the right to buy the New SOLBE1 Shares pursuant to clause 9 even though those New SOLBE1 Shares as a result may now be held in breach of the requirements of These Terms unless clause 11.4 applies;

11.3.2. if it is not possible for the breach to be remedied, the liquidator of such Holder or the Holder itself (if any of its shareholders, members, participants or beneficiaries are involuntarily liquidated), as the case may be, can Sell the New SOLBE1 Shares to a BEE Compliant Person who signs a BEE Contract;

11.3.3. instead of having to do so immediately, the liquidator of such Holder or the Holder itself, as the case may be shall have 180 (one hundred and eighty) days commencing on the date of the provisional liquidation of the Holder or any of its shareholders, members, participants or beneficiaries to Sell the New SOLBE1 Shares to any BEE Compliant Person who signs a BEE Contract and the liquidator of the Holder shall instruct such Holder to take whatever steps are necessary, and the Holder shall be obliged to take such steps, in order to effect any such Sale of the New SOLBE1 Shares.

11.4. If the New SOLBE1 Shares have not been Sold or the breach caused by the liquidation has not otherwise been remedied within 180 (one hundred and eighty) days commencing on the date of the involuntary liquidation of the Holder or of any of its shareholders, members, participants or beneficiaries, the Company shall be entitled, but shall not be obliged either (at the Company's election) to –

11.4.1. act on a power of attorney which each Holder hereby grants irrevocably and *in rem suam* and with power of substitution to the Company, to dispose of that Holder's New SOLBE1 Shares on behalf of that Holder on the exchange licensed pursuant to the Financial Markets Act, 2012 (or any replacement legislation) on which the Sasol BEE Ordinary Shares are then listed; or

11.4.2. buy (or to nominate the Company's Nominee to buy) from the Holder of those New SOLBE1 Shares by giving the liquidator of such Holder or the Holder itself written notice, in which event a Sale of those New SOLBE1 Shares shall be deemed to have been concluded on the following terms and conditions -

11.4.2.1. those New SOLBE1 Shares shall be acquired with effect from the day prior to the provisional liquidation of the Holder or any of such Holder's shareholders, members, participants or beneficiaries;

11.4.2.2. the purchase price of those New SOLBE1Shares shall be the Forced Sale Value thereof calculated as at the date of the written notice from the Company (or the Company's Nominee) to the liquidator of the Holder or the Holder itself, as the case may be, discounted by 5% (five percent);

11.4.2.3. the purchase price as calculated in terms of clause 11.4.2.2, less an amount equal to the amount of dividends paid by the Company to the Holder for its benefit while the liquidator of such Holder or the Holder itself, as the case may be was in breach of clause 11.3.2, shall be payable against the registration of those New SOLBE1 Shares in the name of the Company's Nominee or upon the cancellation of those New SOLBE1 Shares;

11.4.2.4. those New SOLBE1 Shares and claims, if any, shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that –

11.4.2.4.1. the Holder is an Own Name Client in whose name those New SOLBE1 Shares are registered; and

       11.4.2.4.2.   no person has any right of any nature whatsoever to acquire those New SOLBE1 Shares.

12.   SECURITIES TRANSFER TAX

Securities transfer tax shall be borne by the Company or the Company's Nominee, if it is the purchaser of the New SOLBE1 Shares contemplated in These Terms.

13.   CUSTODY AND MANDATE AGREEMENT FOR NEW SOLBE1 SHARES

Each Holder of New SOLBE1 Shares shall be deemed to be bound by the custody and mandate agreement with Computershare Investor Services Proprietary Limited set out in Schedule 7 to this MOI.

Schedule 7 – Computershare's Custody and Settlement Agreement for Holders of New Issues of Sasol BEE Ordinary Shares after the SOLBE1 Redesignation Date

Computershare Proprietary Limited
Reg. No. 2000/006082/07

Custody and Settlement Agreement for a Private Investor

A PERSONAL DETAILS

Surname (hereinafter referred to as "the Client")

Title (Mr/Mrs/Ms/Dr/Prof)

First name(s) in full

Identity number / Passport number

Tax number if issued

(Enclose a certified copy of your identity document and a document issued by SARS in order to verify your tax number)

Postal address

Physical address **(Enclose a certified copy of a service bill)**

Postal code

Postal code

Telephone: Home

Telephone: Office hours

Facsimile contact number

Mobile Number[1]

Email Address

B BANKING DETAILS

(If you bank with ABSA, FNB, Standard Bank, Nedbank, Capitec or Mercantile Bank, Computershare will verify your banking details via an independent third party service provider. Alternatively, please enclose a certified copy of your bank statement or request your bank to verify your account details by stamping and signing this form.) Please note that third party banking details cannot be accepted.

Account holder

Bank

Branch

Branch Code

Account number

Type of account (Current / Savings)

C NOMINEE DECLARATION

☐ I confirm that I am not acting in the capacity of a nominee intending to hold Securities on behalf of a beneficial owner.

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[1] The personal information that the Client provides will be held by Computershare on a computer database and/or in any other way. Computershare may use this information:

- to administer the services that Computershare provides to the Client and any future agreements that Computershare may have with the Client;
- to advise the Client of products or services of Computershare;
- to prevent and detect fraud. Information can be used to prevent crime and trace those responsible; and
- to carry out statistical analysis and market research; in this connection, Computershare may use the services of a reputable external agency.

☐ I/We confirm that I am/we are a nominee and intend to hold Securities on behalf of the beneficial owners.
Please note that nominee companies must be approved by the Financial Services Board before a share account may be opened. A copy of this approval must be provided to Computershare together with the relevant agreement. Please note too that the Computershare Deal Routing Service is not available to institutional clients or nominees companies.

D ISSUER COMMUNICATION SELECTION

☐ I wish to continue to receive an annual report or ☐ Summary financial statements for Securities maintained in terms of this custody mandate.

☐ I do not wish to receive any reports from the Issuer for Securities maintained in terms of this custody mandate. **If you select this option, please refer to clause 14 of the terms and conditions overleaf regarding the receipt of information relating to non-elective events.**

☐ If available, I wish to receive annual reports and other documentation in electronic form

E CUSTODY SERVICE SELECTION

Please tick the instruction as to the custody service to be rendered: **I hereby elect that:**

☐ Securities held on my behalf must be registered in my Own Name in any electronic sub-register maintained by Computershare Proprietary Limited using the
Own Name Custody Service and utilising Computershare's Deal Routing Service. I wi
maintain a direct relationship with the Issuer. **Please note
that this option is only available to private individual shareholders who are resident
Common Monetary Area and are not emigrant**
holders of Securities for purposes of the South African Exchange Control Regulations.

☐ Securities must be registered in my Own Name in any electronic sub-register maintained by Computershare Proprietary Limited using the **Own Name
Custody Service and utilising my own broker for trading purposes.** I wish to maintain a direct relationship with the Issuer. **Please note that
shareholders who select this option must furnish Computershare with the name and contact number of their stockbroker.**

Name of stockbroker _____ Contact details of stockbroker _____

F SEGREGATED DEPOSITORY ACCOUNTS[2]

The Client may request a Primary Participant to open one or more Segregated Depository Account(s) (SDA); appoint a Secondary Participant; and have one or more Segregated Depository Accounts for his/her various holdings with different primary and secondary Participants, provided that the requirements stipulated in the Rules of Strate (Pty) Limited are adhered to.

☐ I /We confirm that I/we would not like to open a SDA.

☐ I /We confirm that I/we would like to open a SDA with Strate with _____ as the Primary Participant,

and _____ as the Secondary Participant.[3]

I/We, the undersigned person(s) indicated in Part A above have read this entire Agreement, inclusive of the terms and conditions contained on pages 1 to 8 and agree to be bound thereby.

Dated
at _____ this _____ day of _____ Year _____

_____ _____
Signature   On behalf of Computershare Proprietary Limited and/or Computershare Nominees (Pty) Ltd

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[2] *A Client who elects to open a SDA will not be able to use Computershare's low-cost Deal Routing Service.
[3] *It is not compulsory for a Client to pre-appoint a Secondary Participant.

As amended by special resolutions on 21 November 2014, 25 November 2016 and [17 November 2017]

G.   TERMS AND CONDITIONS OF CUSTODY AGREEMENT

1.   INTERPRETATION

(a) Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall, when used in this Agreement, bear the meanings ascribed to them:

"Agreement" means this private investor custody and settlement agreement between the Client and Computershare;

"Client" means the contracting natural person identified in Part A of this Agreement;

"Issuer" means an issuer of Securities;

"Bank Account" means the Clients' nominated bank account detailed in Part B of this Agreement or as may be amended and advised in writing, or by any other means as may be approved by Computershare from time to time;

"BEE Contract" means the contract prescribed by the JSE as referred to in clause 21 of this Agreement and appended hereto as Schedule B;

"BEE Compliant Persons" shall have a meaning as defined in the BEE Contract;

"BEE Securities" means the Securities which are beneficially owned by or registered in the names of own name clients which/who are BEE Compliant Persons for a specified period and as fully defined in the BEE Contract;

"Computershare" means Computershare Proprietary Limited (registration number 2000/006082/07);

"CSD" means a Central Securities Depository licensed as such under section 29 of the Financial Markets Act;

"Electronic Communication" means electronic communication as defined in the Electronic Communications and Transactions Act No. 25 of 2002;

"FAIS" means the Financial Advisory and Intermediary Services Act (Act No. 37 of 2002);

"FICA" means the Financial Intelligence Centre Act (Act No. 38 of 2001) and its regulations;

"FMA" means the Financial Markets Act (Act No. 19 of 2012);

"Insolvency Proceeding" means a judicial or administrative proceeding or both, authorised in or by national legislation or the laws of a country other than the Republic of South Africa, including an interim proceeding, in which the assets and affairs of a person are AUTOMATIC SH control or supervision by a court or an Insolvency Administrator for the purpose of re-organisation, business rescue, curatorship or liquidation;

"JSE" means the JSE Limited;

"Own Name Client" means a Client whose Own Name appears on the sub-register maintained by a Participant as opposed to the shares held by a nominee company;

"Participant" means a person authorised by the Central Securities Depository to perform custody and administration services or settlement services or both in terms of the CSD Rules;

"Primary Participant" means the Participant responsible for administering a Segregated Depository Account, and who will be replaced by a Secondary Participant in the event of an Insolvency Proceeding against such Primary Participant;

"Secondary Participant" means the Participant appointed by a Client to administer a Segregated Depository Account in the event of an Insolvency Proceeding against the Primary Participant;

"Securities" means Securities as defined from time to time in the Financial Markets Act;

"Securities Account" means the account that Computershare will open and maintain, in its records, in the name of the Client, or his designated nominee, in accordance with its standard operating procedures, to record the number or nominal value of the Securities deposited by the Client with Computershare, and to record all transactions and entries made in respect of such Securities;

"Securities Legislation" means the Companies Act (Act No. 71 of 2008) as amended, the Financial Markets Act, the Rules and Directives of the JSE or any other applicable stock exchange and the Rules and Directives of any central securities depository made under section 30 of the Financial Markets Act.

"Segregated Depository Account" means an elective account opened in the records of the CSD by the Primary Participant to record the number or nominal value of the Securities deposited by the Client with the Participant, and to record all transactions and entries made in respect of such Securities; This is a designated Central Securities Account opened in the name of the Client and is clearly segregated and distinguishable from the Participant's Central Securities Account;

"Sub-Register" means a record of Uncertificated Securities administered and maintained by a Participant which forms part of the Uncertificated Register of the relevant company; the shares are normally held by a nominee company or in the name of an own name client.

(b) Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

(c) Unless the context clearly indicates a contrary intention, any word connoting any gender includes the other gender, the singular includes the plural and vice versa and natural persons includes artificial persons and vice versa;

(d) When any number of days is prescribed such number shall exclude the first and include the last day unless the last day falls on a Saturday, Sunday, or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or a public holiday in the Republic of South Africa.

2. APPOINTMENT

2.1 Computershare is the holder of a category I and II Financial Services Provider licence issued in terms of FAIS and is authorised to render intermediary services in respect of investment schemes and products as defined in 2.2 below:

2.2 Computershare is authorised to execute transactions in accordance with the Client's instructions relating to the following financial products:

2.2.1 Securities and Instruments: Shares

2.2.2 Securities and Instruments: Money Market Instruments

2.2.3 Securities and Instruments: Debentures and Securitised Debt

2.2.4 Securities and Instruments: Warrants, Certificates and other instruments

2.2.5 Securities and Instruments: Bonds

2.2.6 Securities and Instruments: Short Term Deposits

2.3 Subject to the terms of this Agreement, the Client appoints Computershare as its financial services provider, agent, custodian and administrator for the safe keeping and administration of Securities, and for the settlement of transactions in those Securities and to attend to certain incidental matters detailed in this Agreement.

2.4 Computershare may make use of the services of its staff to execute certain administrative functions in the course of rendering intermediary services to the Client.

2.5 For the purposes of this Agreement, Computershare shall be referred to as a Participant and vice versa.

2.6 The parties shall at all times be bound by the provisions of the Securities Legislation and must comply with any other provisions that may be required by legislation as a result of the nature of the Client.

2.7 For the purposes of this Agreement, Computershare will aggregate any instructions received from local clients (within the Common Monetary Area) in terms of clause 12.1.17 of these terms and conditions and effect the transaction in the local jurisdiction.

3. SECURITIES DEPOSITED FOR SAFE CUSTODY

3.1 Securities that Computershare may accept on behalf of the Client in accordance with this Agreement shall be Securities of a type and form determined from time to time by Computershare and may include either certificated or uncertificated securities.

3.2 Computershare shall not be obliged to accept any Security remitted in terms of this Agreement. In the event that any Security remitted for entry into a Securities Account is not good for delivery or has a defect in relation to the Client's title thereto, Computershare shall not accept such Security for entry into a Securities Account until such defect has been corrected to the satisfaction of Computershare. Computershare shall return to the Client any Securities not accepted by Computershare in accordance with this Agreement or the Securities Legislation.

3.3 The Client warrants to Computershare that the Securities deposited for safe custody from time to time will be and remain free from any encumbrance, other than as provided for in this Agreement.

4. CONFLICT

4.1 In the event of any conflict between the provisions of this Agreement and the Securities Legislation, the provisions of the Securities Legislation shall prevail.

5. SECURITIES ACCOUNT

5.1 Computershare shall in accordance with its standard operating procedures open and maintain a Securities Account(s) in its records in the name of the Client to record the number or nominal value of Securities of each kind deposited by the Client with Computershare and to record all transactions and entries made in respect of such Securities ("the Securities Account").

5.2 Any entry made in a Securities Account shall be made only in accordance with authorising instructions given by the Client and the provisions of the Securities Legislation. Computershare will make the entry in the relevant account of the Client where the Securities are held.

5.3 Computershare shall not be obliged to make any entry in a Securities Account unless it conforms to clause 11 of this Agreement.

5.4 Computershare shall not give effect to any instruction that will result in a debit balance in respect of any Security held in a Securities Account.

5.5 The Client may in terms of the CSD Rules and Directives:

5.5.1 request a Primary Participant to open one or more Segregated Depository Account(s);

5.5.2 appoint a Secondary Participant;

5.6 If the Client elects to open a Segregated Depository Account, the Client will be required to complete a custody and settlement agreement, the Securities will be withdrawn from the Own Name Securities Account and the Client may no longer use the Deal Routing service provided by Computershare.

5.7 The Client undertakes to pay all the related costs associated with such transfer and to pay the annual administration fee as notified by Computershare from time to time.

5.8 In the event of an Insolvency Proceeding against the Primary Participant, the CSD may take any action as is necessary in accordance with the Act, Rules, Directives and Client mandate.

6. SAFEKEEPING OF SECURITIES

6.1 Records of uncertificated Securities held by Computershare shall be kept and maintained in the manner provided for in the Securities Legislation.

6.2 Securities held by Computershare shall at all times be held in accordance with the election detailed in Part E of this Agreement. Any Client who elects the Own Name custody service, utilising Computershare's Deal Routing Service, shall be subject to the terms and conditions from time to time under which the Deal Routing service is administered, and the Client shall by instructing Computershare to register Securities using this service be deemed thereby to agree to such terms and conditions.

6.3 Computershare shall take such steps to protect Securities held under custody against theft, loss or destruction.

7. **RETENTION OF RECORDS**

7.1 Computershare will keep the records of this Agreement and related documents as prescribed by applicable legislation.

7.2 The Client agrees that Computershare at its absolute discretion will destroy the records and documentation relating to this Agreement after the expiry of the retention period referred to in applicable legislation.

7.3 The Client acknowledges and agrees that records and relevant documents shall be considered to be retained by Computershare if the copies are scanned and are available in electronic form. Subject to an electronic copy being available, Computershare shall not be under any obligation to retain records and documents in paper form.

8. **SETTLEMENT OF TRANSACTIONS**

8.1 The Client shall designate a current banking account at a registered bank as a settlement account for the purposes of this Agreement. The Client designates the bank account indicated in Part B of this Agreement as the settlement account. The designated bank account may be amended by completing the necessary instruction in writing, or by any other means as may be approved by Computershare from time to time.

8.2 Computershare shall credit the designated bank account with all proceeds received by Computershare in respect of the Securities held in or transacted through the Securities Account. The Client authorises Computershare or its agent to debit the designated bank account with any amount owing by the Client.

8.3 The Client acknowledges that he is conversant with his responsibility to provide settlement instructions to Computershare in accordance with the provisions from time to time of the JSE Rules and Directives.

9. **SECURITIES STATEMENTS**

9.1 Computershare shall provide the Client with a statement when there is a change in the Client's portfolio and in accordance with the Securities Legislation.

9.2 Unless an objection is made in writing by the Client to any entry contained in any statement of a Securities Account within 60 days after the statement date, the statement shall, in the absence of fraud or any manifest error, be treated as *prima facie* evidence of the entries indicated therein and the Client shall not thereafter be entitled to make any claim against Computershare or to any other action in respect thereof.

10. **VERIFICATION OF IDENTITY OF CLIENT**

10.1 Computershare shall use reasonable endeavours to verify the identity of the Client in terms of section 21 of FICA.

10.2 The Client agrees that Computershare will not be held liable by reason of having accepted as valid any documents of any kind which are forged, not authentic or are untrue, if despite taking reasonable steps to verify the identity of the Client, the document or identity of the Client is accepted and is subsequently shown to be invalid or incorrect.

10.3 The Client acknowledges and agrees that the verification process is a requirement in terms of FICA and that Computershare shall not be liable for the delays that may be caused as a result of the verification process. The Client accepts risk including the risk of change in the share price during the verification process. Computershare reserves the right to delay taking action on a particular instruction if any further information is required from the Client in order to comply with any legal or regulatory requirements (including FICA), or to investigate any concerns as to the validity or any other matter relating to the instruction.

10.4 The Client hereby indemnifies and agrees to hold Computershare harmless against all liability, costs, expense or damage incurred by Computershare or its agents or nominees arising (whether directly or indirectly) as a result of or in connection with Computershare acting on any forged, fabricated or other inaccurate, invalid or unauthorised documents (including identity document) or instruction received by it in connection with the performance of Computershare's obligations in terms of this Agreement, except to the extent that such liability, cost, expense or damage arises as a result of Computershare's failure to comply with the provisions of clauses 10.1 and 10.2 of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, save for clause 4 of this Agreement, in the event of any conflict between the provisions of this clause and any other clause of this Agreement the provisions of this clause shall prevail.

10.5 The Client hereby irrevocably indemnifies Computershare and holds it harmless from any loss, damages or claim of whatsoever nature arising as a result of Computershare acting on Electronic Communication or telephonic instructions received from the Client or a duly authorised agent.

10.6 Computershare may verify information against any independent third party database for verification or security purposes if required.

11. INSTRUCTIONS BY THE CLIENT

11.1 For purposes of this paragraph instructions by the Client only strictly refers to **transfer instructions** given by the Client. All transfer instructions given by the Client shall be sent to Computershare at the address set out at clause 26 of this Agreement below or by Electronic Communication, to: custody@computershare.co.za . All instructions shall be sent in writing, or by any other means as may be approved by Computershare from time to time in writing. Computershare shall not be obliged to carry out any instruction that does not comply with this Agreement, requirements of FICA, the Securities Legislation or Computershare's standard operating procedures.

11.2 On each occasion on which an instruction is given, the Client will be regarded as having confirmed that he has the necessary authority. Computershare may record telephonic or electronic conversations with the Client and its representatives and the Client agrees that such recordings or transcripts thereof may be used as evidence in any dispute with the Client.

11.3 In the event that the Client gives to Computershare an instruction to buy or sell Securities on behalf of the Client, subject to the limited mandate to carry out such instruction without having to exercise any independent discretion and in terms of a particular service offered by Computershare, then the Client gives to Computershare the right to appoint and pay brokers and other agents to carry out such instruction, to receive and give receipts in respect of such purchases or sales and to do all such things incidental thereto in order to give effect to such instruction.

11.4 Computershare shall not incur any liability for acting on an instruction, direction or other communication on which Computershare is authorised to rely pursuant to this section or for any delay in delivery or non-delivery or error in transmission.

12. DEAL ROUTING SERVICE

12.1 By submitting any instruction to transact in Securities using the Computershare Deal Routing Service ("dealing service") the Client agrees to the following provisions:

12.1.1 For purposes of this clause Client instructions means **sale instructions** received from the Client. The Client may only give an instruction to sell Securities that have been dematerialised and are held in uncertificated form. The Securities Account must be FICA verified (as referred to in clause 10) before a sale instruction will be processed.

12.1.2 The Client may only give instructions to transact in any Security by means of the telephonic service or on-line share dealing service when operational. Instructions will not be accepted by any other means, including without limitation, fax, e-mail and photocopied forms. Computershare reserves the right to alter the times that the dealing service is available.

12.1.3   Where the Client transacts via the on-line share dealing service, Computershare shall send data messages (Electronic Communication) to the Client's mobile device or e-mail address as forms of notification and confirmation of all transactions. The Client must ensure that the contact details Computershare has on record are correct at all times, and that no unauthorized persons gain access to the notifications or confirmations.

12.1.4   In the event that there are any discrepancies in the information provided via the on-line dealing service, the instruction will be cancelled and a Contact Centre agent will contact the Client.

12.1.5   Computershare will not carry out any instruction to transact Securities on behalf of the Client unless it is satisfied that the Client has been recorded as the owner of the Securities in Computershare's records.

12.1.6   The Client may only use the dealing service if his Securities are registered in the South African or Namibian sub-register maintained and operated by Computershare.

12.1.7   Computershare will endeavour to inform the Client if an instruction given by the Client will not be carried out unless Computershare has good reason for not doing so. Computershare will not be liable for refusing to carry out any instruction if it has good reason for not doing so.

12.1.8   Any instruction submitted by another person on behalf of the Client should not be recognised unless an original power of attorney or other appropriate authority (or a complete copy thereof certified by a Commissioner of Oaths) has been received and accepted by Computershare.

12.1.9   All instructions given by the Client to the dealing service are irrevocable and shall be dealt with on the business day immediately following the business day on which they were received and failing that as soon as reasonably possible thereafter.

12.1.10   In the event that Computershare's nominated stockbroker is unable to process the entire trade due to there being insufficient buyers or sellers in the market, the balance of the trade will be kept pending by the broker for a 30 day period in terms of standard market practice.

12.1.11   Computershare will thereafter endeavour to notify the Client of the status of the trade and the Client shall upon receipt of Computershare's notification provide a replacement instruction or cancel the balance of the trade.

12.1.12   No limit order or raise order will be accepted by Computershare. The Client acknowledges that prices may fluctuate from the time the instruction is given until the time that the transaction is executed.

12.1.13   By submitting an instruction to Computershare to arrange to sell any Security on his behalf, the Client warrants that-

12.1.13.1 he has not sold or purported to sell the Securities or the interest in any Security to any third party;

12.1.13.2 the Securities will be sold free from all liens, charges or other third party rights or any encumbrance of any kind;

12.1.13.3 he is entitled to sell the Securities;

12.1.13.4 the sale will not constitute a breach by the Client of any applicable laws and regulations; and

12.1.13.5 he is not a minor, or if he is a minor, that he is properly assisted by a parent or court appointed guardian.

12.1.14   The Client irrevocably undertakes that he will do, or procure to be done, all acts and things, and execute or procure the execution of all such documents as Computershare may from time to time require to give effect to any instruction by the Client.

12.1.15   The dealing service shall be operated strictly on an "execution only" basis. Computershare shall not provide, or have any responsibility to provide any financial, taxation or other advice to the Client.

12.1.16   A transaction in any Security through the dealing service will be executed by a stockbroker appointed by Computershare. By submitting an instruction to Computershare the Client irrevocably authorises

Computershare to appoint a stockbroker to execute the transaction on behalf of the Client on the basis that-

12.1.16.1 Computershare will instruct a stockbroker to obtain the best price reasonably available in the market at the time of dealing. If no such price can be ascertained, the stockbroker will take reasonable care to carry out the instruction at a price which is fair and reasonable; and

12.1.16.2 Computershare shall, to the exclusion of all others including the Client, be entitled to bring any action, suit or proceedings ("Actions") against the stockbroker arising out of or in connection with the sale. Computershare shall, in its sole discretion, determine the nature and scope of such Actions. By submitting an instruction to Computershare the Client waives his right in relation to such Actions.

12.1.17 The stockbroker appointed by Computershare may aggregate any instruction with those of other holders of Securities transacting Securities through the dealing service but may not aggregate the sale with any other clients of the stockbroker, provided that any aggregation shall take place in accordance with the Rules of the JSE.

12.1.17.1 The price per Security that the Client will receive in the case of transactions that are aggregated will be the total proceeds of all aggregated transactions in the relevant period less all costs of the transactions divided by the number of Securities sold in such transactions;

12.1.17.2 The price per security that the Client will receive where transactions are not aggregated will be the price at which such Securities are sold in the relevant period less all costs of the sale;

12.1.17.3 The proceeds payable to the Client shall be rounded down, where necessary, to the nearest whole Rand. Resulting fractions of any Rand will be aggregated and may be retained by Computershare.

12.1.17.4 Each Security aggregated with other Securities being transacted through the dealing service in any relevant period will only be treated as sold when it is actually sold by the dealing service.

12.1.18 The Client shall ensure that in respect of any purchase of Securities by the Client in respect of which Computershare is required to act as settlement agent, the Client shall deposit cleared funds to cover the purchase consideration in the **Computershare Nominees Proprietary Limited – Dealing Trust Account**, being account number **62022148317** held at **First National Bank**, branch code **25-50-05**. The Client shall then immediately forward proof of the deposit to Computershare and then provide instructions to Computershare to place the purchase order. The minimum amount that a Client may deposit to purchase shares is R1,000.00 (One Thousand Rand). The instruction to purchase shares should be placed within 30 (thirty) days of the deposit being made. In the event that Computershare does not receive the instructions to purchase, the deposit, less Computershare's administration costs, will be refunded into the bank account registered on Computershare's records 30 (thirty) days from date of the deposit. The Client acknowledges that he is conversant with his responsibility to provide settlement instructions to Computershare in accordance with the provisions from time to time of the JSE Rules and Directives.

12.1.19 Unless settlement instructions and cleared funds are received by Computershare in accordance with Clause 12.1.18, Computershare shall not be under any obligation to confirm settlement to a central securities depository and the Client shall be liable for any resultant penalties levied by a settlement authority pursuant to any failed trade.

12.1.20 Orders executed through the service shall be subject to the charges published from time to time, initially as set out in Schedule A to this Agreement.

12.1.21 Computershare may vary the amount, rate or basis of charges from time to time and may introduce new charges.

12.1.22 Fees, taxes, charges and other expenses of whatever nature incurred on behalf of the Client will be deducted from the proceeds of any transaction.

12.1.23   Instructions to carry out more than one transaction will be treated as separate transactions and each such transaction shall be charged separately.

12.1.24   All transactions will take place on the JSE.

12.1.25   Computershare will subject to applicable exchange control legislation and regulations pay to the Client the proceeds of any sale in accordance with the Client's instructions detailed in Part B of this Agreement.

12.1.26   Advice of any transaction will be included in a transaction statement sent to the Client.

12.1.27   Computershare may terminate the dealing service at any time without giving notice thereof to the Client. All valid instructions given to the dealing service in accordance with this Agreement before termination will be carried out.

12.1.28   Transactions will be carried out and records relating to instructions by the Client will be kept according to the rules, customs and practices of the JSE.

12.1.29   If the dealing service cannot perform any of its services under this Agreement due to circumstances beyond its reasonable control, Computershare will take all reasonable steps to bring such circumstances to an end, but Computershare shall not be liable for any non-performance of the dealing service.

12.1.30   Without prejudice to any stockbroker's obligations to execute transactions on the JSE, when a stockbroker executes an instruction given to the dealing service the Client acknowledges that the stockbroker could be acting as principal for its own account. By submitting an instruction to the dealing service the Client consents, where applicable, to the stockbroker acting as principal for its own account.

12.1.31   The Client indemnifies Computershare and those persons acting on his behalf in relation to the provision of the dealing service and their respective directors, employees and agents against any liability (except to the extent that the liability is caused by Computershare or such persons own default, negligence or fraud) which it or they may incur as a result of the dealing service.

12.1.32   Computershare does not receive any brokerage commission in lieu of execution of trades.

12.1.33   Computershare shall not be responsible for the loss in transmission of any cheque, document of title, statement or any other document sent through the post to the Client, whether or not it was so sent at the Client's request.

12.1.34   Where there are residual funds from deposits into Computershare's Client Trust account for the purchase of Securities, Computershare will only refund the residual cash balance in the event that the said residual cash balance is more than R50.00 (Fifty Rand).

12.1.35   Securities Transfer Tax ("STT") is payable by the purchaser in every instance of a transfer of equities Securities which results in a change in beneficial ownership. Computershare will rely on the instructions of the Client to advise the instances where STT is payable. Brokers (JSE Members) are responsible for collection of STT in respect of on-market transactions and CSD Participants are responsible for collection of STT in respect of off-market equities transactions.

13.   VOTING ON BEHALF OF CLIENTS

Computershare will only vote on behalf of the client if a proxy form is received from the Client by the stipulated date and time.

14   NOTIFICATION OF CORPORATE EVENTS AND CASH DIVIDENDS

14.1 Computershare shall notify Clients of all corporate events as required in terms of the Securities Legislation, which includes but is not limited to non-elective events i.e. announcements and related information.

14.2 Computershare will send its notification on receipt of the final announcement published by the CSD.

14.3 The Client may elect not to receive annual financial statements or circulars provided that they understand the implications and consequences of such an election. By choosing not to receive the documentation, the Client acknowledges that they may not receive pertinent information concerning non-elective events or the payment of dividends.

14.4 Dividend information will continue to be published in the local newspapers in terms of standard market practice and Computershare will continue to send a payment advice/statement once the payment or corporate action has been processed.

15. ACCRUALS

15.1 All cash accruals received in respect of investments, including dividends will be paid into the Client's bank account detailed in part B of this Agreement or as amended from time to time and in accordance with regulatory requirements.

16. INTEREST ON FUNDS DEPOSITED INTO CLIENT TRUST ACCOUNT FOR PURCHASE OF SECURITIES

16.1 Where funds are deposited into Computershare's Client Trust account for the purchase of Securities, Computershare will retain any interest that accrues to cover administration costs. The Client may claim interest by lodging a claim in writing, however, only claims for amounts of more than R50.00 (Fifty Rand) will be considered.

17. INFORMATION TO BE DISCLOSED BY PRODUCT SUPPLIERS

17.1 The Client confirms that Computershare shall not be required to provide any information other than that required by law.

17.2 Information relating to a Client which is obtained by Computershare in the course of its operations will be kept confidential, except to the extent that disclosure is required in terms of a court order or by any law, the information is in the public domain, the information is non-personal, with the prior written consent of the Client or the information must be disclosed to the CSD in terms of the Rules and Directives.

18. CHARGES

18.1 The Client shall pay the fees and charges published from time to time by Computershare and notified to the Client.

18.2 Computershare may increase or vary the charges on 60 days written notice to the Client and may thereafter levy such fees or charges.

18.3 Notwithstanding anything to the contrary in this Agreement, Computershare shall not be obliged to act upon any instruction given by the Client or to deliver to the Client any Securities or monies until all the amounts due and owing by the Client to Computershare have been discharged in full.

19. INDEMNITY

19.1 The Client hereby indemnifies and agrees to hold Computershare harmless against all liability, costs or expenses incurred by Computershare or its nominees or agents in connection with the due and proper performance by Computershare of its obligations pursuant to valid instructions received from the Client in line with terms and conditions set out in this Agreement.

19.2 The Client accepts the risk of loss or damage arising directly or indirectly as a result of any failure in, misuse of, or any fraud or misrepresentation due to his failure to give a valid instruction in accordance with the terms of this Agreement.

19.3 Computershare shall be liable under this Agreement only for direct damages incurred by the Client by reason of Computershare's wilful default or negligence and except in the case of fraud shall not in any event be liable for indirect, special or consequential loss or damages of any kind whatsoever.

20. FORCE MAJEURE

 Computershare shall not be responsible for the loss or damage to any Securities or for the failure to fulfill its duties hereunder if such loss, damage or failure is caused by or directly or indirectly due to war, enemy action, the act of any government or other competent authority, riot, civil disturbance, rebellion, explosion, storm, tempest fire, strike or lock-out (except a strike or lock-out of the employees of Computershare) or any other occurrence or event beyond the reasonable control of Computershare.

21. BEE CONTRACT

21.1   Notwithstanding anything to the contrary herein contained, where the Client wishes to transact in BEE Securities, he shall at all times ensure completion of and adherence to the BEE Contract, appended herein as Schedule B.   In this regard, the Client hereby agrees to irrevocably indemnify and keep Computershare indemnified against all and any claims, suits, actions, proceedings or demands of whatsoever nature and howsoever so arising which may occur, be brought or be made by any person against Computershare as a result of or connected with or arising out of his failure to complete and/or adhere to the terms of such BEE Contract.

(e) 21.2   Where applicable, in the event of any conflict between provisions of this Agreement and the BEE Contract, the provisions of BEE Contract shall prevail.

22. STRATE RULES

22.1   It is the responsibility of the Client to keep abreast of the Strate Rules and Directives. The latest Strate Rules and Directives are available on its website www.strate.co.za.

23. DIVIDENDS TAX

23.1   The Client is solely responsible for and agrees to submit a written declaration if applicable, and to forthwith inform Computershare (a regulated intermediary) in writing should the circumstances of the beneficial owner change.

24. TERMINATION

24.1 Either party may terminate this Agreement at any time by giving at least 30 days' written notice of termination to the other party.

24.2 Computershare shall publish a notification in the event of termination of its participation as a CSD Participant, the occurrence of an Insolvency Proceeding or of it being placed under interim management.

24.3 The Client must, following notification of termination of its Participant in terms of Rule 5.8.8, inform the Participant, its Insolvency Administrator or other lawful agent, to which Participant the Client's Securities must be moved within 30 (thirty) days of the Client receiving such notification.

24.4 Where the Client has not provided Computershare with the instruction referred to in clause 24.3 above within 30 (thirty) days of Computershare, its Insolvency Administrator or other lawful agent giving notice to the Client of its termination or the occurrence of an Insolvency Proceeding against Computershare, Computershare, its Insolvency Administrator or other lawful agent shall move the Client's Securities in the Securities Account to another willing Participant, and for such willing Participant's own cost, and advise the Client of the details of the receiving Participant.

24.5 After the movement of Securities, the Client may choose to maintain the Securities Account at the new Participant, or instruct such new Participant to move the Securities to another Participant, at the Client's own cost.

25. LOSS SHARING

25.1 In the event that an Insolvency Proceeding occurs in respect of Computershare, where Computershare does not hold sufficient Securities, the shortfall in Securities shall be borne in the following sequence:

25.1.1   Computershare's own Securities of the same kind, if any, shall first be used to make up for the shortfall in Securities;

25.1.2 if after clause 25.1.1 there is still a shortfall in Securities, all Computershare's Clients who hold securities of the same kind collectively in a Central Securities Account shall bear the shortfall in

Securities in such Central Securities Account or Securities Account in proportion to the interest allocated to each such Client, at the time immediately preceding the occurrence of an Insolvency Proceeding against Computershare.

26. **NOTICES**
   26.1   The Client chooses the physical address detailed in Part A of this Agreement or such amendment thereto as advised to Computershare from time to time as the address for the receipt of all notices and legal process. Any notice by Computershare to the Client shall, if sent by facsimile or by Electronic Communication, be deemed to have been received by the Client on the day of transmission of the facsimile or Electronic Communication and if sent by post, on the seventh day after posting.
   26.2   Any notices by Computershare to the Client given either orally or by electronic means shall be deemed to have been received by the Client.
   26.3   Computershare chooses as the address for the receipt of all notices and legal process Rosebank Towers, 15 Biermann Avenue, Rosebank, 2196.

27. **VARIATION**
   Any addition to, variation or cancellation of this Agreement shall be communicated to the other party in writing.

28. **GOVERNING LAW**
   This Agreement shall be construed in accordance with the laws of the Republic of South Africa.

FEBRUARY 2017– V 22

As amended by special resolutions on 21 November 2014, 25 November 2016 and [17 November 2017]

SCHEDULE A TO THE CUSTODY AND SETTLEMENT AGREEMENT

Service and Settlement Fees
Private Investor using Deal Routing Service

Service		
Service fees for private investors (natural persons) are sponsored by the issuer of the shares		

Transaction and Settlement	Cost exc VAT	Cost inc VAT
On Exchange (transactions placed through the Stock Exchange) This charge is included in the dealing admin fee	n/a	n/a
Off Exchange (transaction not placed through the Stock Exchange) per transaction for third party transfer (change of beneficial ownership)	R95.04	R108.34
Cancelled or failed transactions	n/a	n/a
Account Transfer per transfer	R85.64	R97.62
Off-market Securities Lending per transfer	R85.65	R97.64
Off-market Unlisted Securities per transfer	R65.04	R74.14
Portfolio Moves (Transfer holdings to or from broker or other CSDP) per transaction	R70.65	R80.54
Certificate Withdrawal (Rematerialisation) per certificate	R566.88	R646.24
Removal (transfer of shares from a South African register to a foreign jurisdiction) per transfer	R316.88	R361.24
Private Investor using Deal Routing Service		
Dealing Administration Fee › R0.01 to R40 000 › Over R40 000 - an additional fee of 0.35% of the value of the transaction is levied	R135.51 R135.51+	R154.48 R154.48+
Note: Bank charges such as cheque and cash deposit fees are treated as out of pocket expenses and will be deducted from your deposit.		
General		
Cash Transfer, Refund or Residual Refund per transaction	R31.01	R35.35
Note: Refunds are only made on residual balances of more than R50.00 per transaction.		
Unpaid cheque per deposit	R122.70	R139.87
Duplicate transaction advice per advice	R50.25	R57.29
Queries older than 1 year including refund of deposits	R428.26	R488.22

Payments of Sale Proceeds
Due to the risk of fraud, Computershare has implemented a policy change and will no longer issue cheques for share trading. Sales proceeds will only be paid by electronic means into the bank account noted in our records.

Fees quoted include Strate and messaging costs and are subject to change.

Schedule B to the Custody and Settlement Agreement

BEE Contract

(which comprises the generic terms set forth below and, as regards each Specified Issuer, the Additional Terms which form an integral part of This BEE Contract)
Your attention is drawn to clause 32.

entered into between

("**You**")[1]

(insert full name of person who/which is:

- the Beneficial Owner of Specified BEE Securities; or
  - an Own Name Client in respect of Specified BEE Securities)[2]

- **(insert identity number/registration number/IT reference**

number) (gender: male/female or not applicable)

(disabled: yes/no)

Physical address: _____

Postal address: _____
_____

Telefax: _____
email: _____
Attention (in the case of entity): _____

and/or

("**IH**")[3]

- **(insert full name of**

person) (insert registration

number)

Physical address _____

Postal address _____

Telefax _____
email _____
Attention: _____

and/or

---

[1] "Your" shall have a corresponding meaning.

[2] The Beneficial Owner always has to sign This BEE Contract as the party defined as "You" and in that case, the nominee of such Beneficial Owner, in whose name the BEE Securities are registered, must sign as the Registered Shareholder. Own Name Clients to sign This BEE Contract as the party defined as "You" and in addition as the Registered Shareholder.

[3] There may not always be an IH which is a party to This BEE Contract. The IH will sign as IH, but not as Registered Shareholder.

("**IHRS**")[4]
(insert full name of person)

_____
(insert registration number)

Physical address	_____
Postal address	_____
	_____
Telefax	_____
email	_____
Attention:	_____

and/or

("**JSE Member**")[5]
(insert full name)

_____
(insert registration number)

Physical address	_____
Postal address	_____
Telefax	_____
email	_____
Attention:	_____

and

("**Registered Shareholder**")[6]
(insert full name of person whose name is recorded in the sub register)

_____
(insert identity number/registration number/IT reference number)

Physical address	_____
Postal address	_____
Telefax	_____
email	_____
Attention (in the case of entity):	_____

and/or

("**CSDP**")[7]
(insert full name)

_____
(insert registration number)

Physical address	_____
Postal address	_____
Telefax	_____
email	_____
Attention:	_____

in terms of which the parties agree to the terms set forth in This BEE Contract.

- • There may not always be an IHRS which is a party to This BEE Contract. The IHRS will sign as IHRS and as Registered Shareholder.
- • There may not always be a JSE Member which is a party to This BEE Contract. The JSE Member will sign as JSE Member and as Registered Shareholder, if applicable.

- • The Registered Shareholder always has to sign This BEE Contract. Own Name Clients to sign as Registered Shareholder and as the party defined as
- • The CSDP will sign This BEE Contract as CSDP and as Registered Shareholder to the extent that the party defined as "You" is a non-controlled client of the CSDP or a client of the IH which IH is a non-controlled client of the CSDP. The CSDP will sign This BEE Contract as CSDP to the extent that the party defined as "You" is an Own Name Client.

PART A: INTRODUCTION INTERPRETATION

1. The following terms shall have the following meanings:

1.1 "**Additional Terms**" means the terms specific to that Specified Issuer's BEE Securities which are listed on the BEE Segment and which are contained in that Specified Issuer's Constitution under the heading "Additional Terms of BEE Contract", which form an integral part of and must be read as if contained in This BEE Contract;

1.2 "**BEE Act**" means the Broad-Based Black Economic Empowerment Act, No. 53 of 2003 as amended from time to time;

1.3 "**BEE Certificate**" means an original or copy of a certificate issued by a verification agency accredited by the accreditation body contemplated in the BEE Codes, certifying that the person identified in the certificate is a BEE Compliant Person, which is attached as Annexure D;

1.4 "**BEE Codes**" means the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the BEE Act;

1.5 "**BEE Compliant Persons**" means, as interpreted by the courts from time to time:

1.5.1 as regards a natural person, one who falls within the ambit of the definition of "black people" in the BEE Codes;

1.5.2 as regards a juristic person having shareholdings or similar member's interest, one which falls within the ambit of the definitions of BEE owned company and BEE controlled company using the flow through principle contemplated in the BEE Codes;

1.5.3 as regards any other entity, any entity similar to a BEE controlled company or a BEE owned company using the flow through principle contemplated in the BEE Codes, which would enable the Issuer of securities owned or controlled by such entity to claim points attributable to the entity's ownership of the securities pursuant to the BEE Codes;

1.6 "**BEE Contract**" means the contract prescribed by the JSE which is made up of the generic terms set forth therein which apply to all Issuers and, as regards each Issuer, the terms specific to that Issuer's BEE Securities which are listed on the BEE Segment and which are contained in that Issuer's Constitution under the heading "Additional Terms of BEE Contract", which form an integral part of and must be read as if contained in the BEE Contract;

1.7 "**BEE controlled company**" means a BEE controlled company as defined in Schedule 1 to the BEE Codes;

1.8 "**BEE owned** company" means a BEE owned company as defined in Schedule 1 to the BEE Codes;

1.9 "**BEE Securities**" means the securities which the Issuer requires are to be Beneficially Owned by, or registered in the names of Own Name Clients which/who are, BEE Compliant Persons for the Empowerment Period;

1.10 "**BEE Segment**" means a segment of the JSE's main board where an Issuer may list its BEE Securities and where trading in BEE Securities is restricted to BEE Compliant Persons;

1.11 "**Beneficial Owner**" means, in respect of equity securities (as defined in the JSE's Equities Rules), a person in whom the benefits of the bundle of rights attaching to equity securities vest, which is typically evidenced by one or more of the following:

1.11.1 the right or entitlement to receive any dividend or interest payable in respect of those equity securities;

1.11.2 the right to exercise or cause to be exercised in the ordinary course of events, any or all of the voting, conversion, redemption or other rights attached to those equity securities;

1.11.3 the right to dispose or direct the disposition of those equity securities, or any part of a distribution in respect of those equity securities and to have the benefit of the proceeds,

whose securities are held in the name of the Registered Shareholder acting as a Nominee for that person and "**Beneficially Own**" and "**Beneficial Ownership**" shall be construed accordingly;

1.12 "**Companies Act**" means the Companies Act, 1973, as amended from time to time, or the Companies Act, 2008, when it comes into operation;

1.13 "**Constitution**" means the articles of association of an Issuer and when the Companies Act, 2008 comes into force means the Memorandum of Incorporation of the Issuer;

1.14 "**CSD**" means Strate Limited, registration number 1998/022242/06, or its successor-in-title as a licensed central securities depository in terms of the SSA;

1.15 "**CSD Rules and Directives**" means the rules and directives of the CSD;

1.16 "**CSDP**" means the person, if applicable, that holds in custody and administers Your Specified BEE Securities or an interest in Your Specified BEE Securities and that has been accepted in terms of section 34 of the SSA by a central securities depository as a participant in that central securities depository, which person is identified on the cover page of This BEE Contract;[8]

1.17 "**Empowerment Period**" means as regards an Issuer, the period specified as such in that Issuer's Additional Terms, being the period that Issuer's BEE Securities are required to be Beneficially Owned by, or registered in the names of Own Name Clients which/who are, BEE Compliant Persons;

1.18 "**Encumbrance**" means any encumbrance or any other arrangement which has a similar effect as the granting of security;

1.19 "**Extract**" means if You are a natural person, a certified copy (or a copy of a certified copy) of an extract from Your identity book which is attached as Annexure B which either reflects that You were born in South Africa or alternatively that the identity book was issued prior to 27 April 1994;

---

[8] The CSDP will sign This BEE Contract as CSDP and as Registered Shareholder to the extent that the party defined as "You" is a non-controlled client of the CSDP or a client of the IH which IH is a non-controlled client of the CSDP. The CSDP will sign This BEE Contract as CSDP to the extent that the party defined as "You" is an Own Name Client.

1.20 "**Forced Sale Value**" means as regards an Issuer, the value specified as such in that Issuer's Additional Terms, being the value determined for the purpose of the Specified Issuer exercising its rights in Part D;

1.21 "**IH**" means intermediate holder, being an intermediary with which You hold an account for the purposes of, inter alia, managing Your Specified BEE Securities, but which is not You, the JSE Member, the Registered Shareholder, the CSDP, the IHRS or the Issuers of Your Specified BEE Securities; [9]

1.22 "**IHRS**" means intermediate holder, which is also the Registered Shareholder of Your Specified BEE Securities, being a Nominee with which You hold an account for the purposes of, inter alia, managing Your Specified BEE Securities; [10]

1.23 "**ISN**" means an issuer sponsored nominee, which is approved as such by the Registrar of Financial Services Providers;

1.24 "**Issuers**" means from time to time those companies which have issued BEE Securities which are listed on the BEE Segment;

1.25 "**JSE**" means JSE Limited (registration number 2005/022939/06) (or its successor body);

1.26 "**JSE Member**" means a member of the JSE, being a category of authorised user (as defined in section 1 of the SSA), which person is identified on the cover page of This BEE Contract; [11]

1.27 "**Naturalisation Affidavit**" means the original affidavit to be attested to by You, if You are a natural person, in which You state under oath that You became a South African citizen prior to 27 April 1994 or, if You did not become a South African citizen prior to 27 April 1994, You warrant that You would have qualified for South African naturalisation prior to 27 April 1994 in the absence of the laws governing the apartheid regime;

1.28 "**Nominee**" means a person which acts as the registered holder of BEE Securities and manages an interest in BEE Securities on behalf of other persons, and which has been approved by:

1.28.1 an exchange (as defined in the SSA) in terms of section 36(1)(a) of the SSA;

1.28.2 the Registrar of Securities Services in terms of section 36(2) of the SSA; or

1.28.3 a central securities depository (as defined in the SSA) in terms of section 36(1)(b) of the SSA;

1.29 "**Off Market**" means not On Market nor utilising the services of an authorised user (as defined in the SSA);

1.30 "**On Market**" means on the BEE Segment, utilising the services of an authorised user (as defined in the SSA);

1.31 "**Own Name Client**" means a person whose own name is on the main register of an Issuer kept in terms of the Companies Act and in whom/which the benefits of the bundle of rights attaching to the equity securities so registered in his/her/its name vest, which is typically evidenced by one or more of the following:

1.31.1 the right or entitlement to receive any dividend or interest payable in respect of those equity securities;

1.31.2 the right to exercise or cause to be exercised in the ordinary course of events, any or all of the voting, conversion, redemption or other rights attached to those equity securities;

1.31.3 the right to dispose or direct the disposition of those equity securities, or any part of a distribution in respect of those equity securities and to have the benefit of the proceeds;

1.32 "**Registered Shareholder**" means, as the context requires:

1.32.1 the person in whose name, if You are a Beneficial Owner, all Your Specified BEE Securities will be registered (unless another person is the registered holder of a part of Your Specified BEE Securities listed on the BEE Segment and You have concluded a BEE Contract with that person, in respect of that part of Your Specified BEE Securities), which may include the CSDP, IHRS or JSE Member; or

1.32.2 You, if You are an Own Name Client in respect of Your Specified BEE Securities, being the person identified as such in This BEE Contract; [12]

1.33 "**Sell**" means sell or otherwise dispose of or transfer (including, but without limiting the generality of the aforegoing, by way of donation or dividend or distribution of assets) and "Sale" and "Sold" shall be construed accordingly;

1.34 "**Specified BEE Securities**" means BEE Securities from time to time:

1.34.1 of which You are the Beneficial Owner and which are held in dematerialised form in the name of the Registered Shareholder; and/or

1.34.2 which are held in dematerialised form in Your name, if You are an Own Name Client;

1.35 "**Specified Issuers**" means the relevant Issuers of Your Specified BEE Securities;

1.36 "**Specified Issuer's Nominee**" means a person nominated by a Specified Issuer to acquire the Specified BEE Securities issued by that Specified Issuer in the circumstances contemplated in clauses 17.2, 18.2, 18.4, 19.2, 19.4 and 24.2;

1.37 "**SSA**" means the Securities Services Act, 2004, as amended; "This BEE Contract" means this contract made up of the generic terms set forth in this document which apply to all Issuers and, as regards each Specified Issuer, the Additional Terms

1.38 "**This BEE Contract**" means this contract made up of the gerneric terms set forth in this document which apply to all Issuers and, as regards each Specified

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[9] There may not always be an IH which is a party to This BEE Contract. The IH will sign as IH, but not as Registered Shareholder.

[10] There may not always be an IHRS which is a party to This BEE Contract. The IHRS will sign as IHRS and as Registered Shareholder.

[11] There may not always be a JSE Member which is a party to This BEE Contract. The JSE Member will sign as JSE Member and as Registered Shareholder, if applicable.

[12] The Registered Shareholder always has to sign This BEE Contract. Own Name Clients to sign as Registered Shareholder and as the party defined as "You".

2. The provisions of This BEE Contract contained in this document are divided into 5 (five) parts:

2.1 introductory provisions and definitions used throughout This BEE Contract (Part A);

2.2 provisions which apply for the duration of This BEE Contract, whether or not Specified BEE Securities are Beneficially Owned by You or registered in Your name as an Own Name Client (Part B);

2.3 provisions which apply only whilst Specified BEE Securities are Beneficially Owned by You or registered in Your name as an Own Name Client and which are relevant to all Specified Issuers (Part C);

2.4 provisions which apply only whilst Specified BEE Securities are Beneficially Owned by You or registered in Your name as an Own Name Client and which are relevant to a Specified Issuer and its Specified BEE Securities (Part D); and

2.5 miscellaneous provisions (Part E).

3. Any reference in this BEE Contract to You shall:

3.1 if You are liquidated or sequestrated, as the case may be, be applicable also to and binding upon Your liquidator or trustee; or

3.2 if You are a natural person and die, be applicable also to and binding upon Your executor.

4. The CSDP is only a party to This BEE Contract to the extent that You are:

4.1 a non-controlled client of the CSDP; or

4.2 a client of the IH (in which event the IH will be a party to This BEE Contract) which IH is a non- controlled client of the CSDP.

5. In the event that You are:

5.1 a controlled client of the JSE Member;

5.2 a client of a controlled client of the JSE Member; or

5.3 a client of the IHRS, which IHRS is a non-controlled client of the CSDP,

 the CSDP will not be a party to This BEE Contract.

6. In the event that any one of the IH, IHRS, JSE Member or CSDP is not a party to This BEE Contract, any reference in This BEE Contract to those of them which are not parties to This BEE Contract is to be read pro non scripto, as if they were not a party to This BEE Contract.

7. The rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply.

8. For the avoidance of doubt:

8.1 if You hold other BEE Securities in certificated form, You will have concluded a different contract to cover those BEE Securities and that contract will continue to apply for so long as You continue to hold those BEE Securities in certificated form. If You dematerialise any or all of those BEE Securities, those BEE Securities will become subject to This BEE Contract if You hold them as an Own Name Client or in the name of the Registered Shareholder;

8.2 if You hold BEE Securities in dematerialised form and rematerialise any or all of these BEE Securities, but You have not concluded a contract with the relevant Issuer to cover those rematerialised BEE Securities, You will be required to conclude a different contract to This BEE Contract to cover those certificated BEE Securities and that contract will continue to apply for so long as You continue to hold those BEE Securities in certificated form;

8.3 if You hold BEE Securities in dematerialised form in the name of an ISN as registered shareholder, which BEE Securities were held by You prior to the date of the listing on the BEE Segment of such BEE Securities, You will have concluded a different contract to cover those BEE Securities and that contract will continue to apply for so long as You continue to hold those particular BEE Securities in dematerialised form in the name of an ISN as registered shareholder. Only in the event that You:

8.3.1 acquired additional BEE Securities after the date of the listing on the BEE Segment of such BEE Securities, will You have been required to conclude This BEE Contract; or

8.3.2 wish to replace the ISN as registered shareholder of those particular BEE Securities with another registered shareholder to hold some or all of those particular BEE Securities, will You be required to conclude a BEE Contract in respect of those of Your BEE Securities which are transferred to such person as the new registered shareholder;

8.4 if You are a Beneficial Owner and wish to replace Your Registered Shareholder with another Registered Shareholder, You will be required to conclude a new BEE Contract in respect of those of Your BEE Securities which are transferred to such person as the new Registered Shareholder and so will such person and the other parties to This BEE Contract and You shall not instruct the Registered Shareholder to transfer Your Specified BEE Securities, nor shall the Registered Shareholder act on any such instruction until a new BEE Contract has been concluded;

8.5 if You are an Own Name Client and wish to register Your BEE Securities in the name of another person as Registered Shareholder, You will be required to conclude a new BEE Contract in respect of those of Your BEE Securities which are transferred to such person as the new Registered Shareholder and so will such person and the other parties to This BEE Contract and if applicable, any intermediary which You appoint for the purposes of, inter alia, managing Your Specified BEE Securities;

8.6 if You are a Beneficial Owner and wish to replace Your JSE Member with another JSE Member, You will be required to conclude a new BEE Contract in respect of those of Your BEE Securities which are transferred to such person as the new JSE Member and so will such person and the other parties to This BEE Contract;

8.7 if You are a Beneficial Owner and wish to replace Your IHRS with another Nominee, You will be required to conclude a new BEE Contract in respect of those of Your BEE Securities which are transferred to such person as the new IHRS and so will such person and the other parties to This BEE Contract;

8.8 if You are a Beneficial Owner and wish to replace Your IH with another intermediary for the purposes of, inter alia, managing Your Specified BEE Securities, You will be required to conclude a new BEE Contract in respect of those of Your BEE Securities which are to be inter alia managed by such person as the new IH and so will such person and the other parties to This BEE Contract;

8.9 if You wish to replace Your CSDP with another person, You will be required to conclude a new BEE Contract in respect of those of Your BEE Securities for which such person as the new CSDP will be providing You with securities services (as defined in the SSA) and so will such person and the other parties to This BEE Contract;

8.10 if You are a Beneficial Owner and wish to hold Your Specified BEE Securities in Your name as an Own Name Client:

8.10.1 but did not conclude This BEE Contract with a CSDP, You will be required to conclude a new BEE Contract in respect of those of Your BEE Securities for which such person as the new CSDP will be providing You with securities services (as defined in the SSA) and so will such person, but to the extent that a Registered Shareholder, JSE Member, IHRS or IH are parties to This BEE Contract, none of them will be required to conclude the new BEE Contract; or

8.10.2 did conclude This BEE Contract with a CSDP, You will be required to sign This BEE Contract as Registered Shareholder in respect of those of Your BEE Securities which will be registered in Your name.

PART B: Provisions which apply for the duration of this BEE contract, whether or not specified BEE securities are beneficially owned by you or registered in your name as an own name client

9. DURATION

9.1 This BEE Contract shall remain in force from the date of Your signature hereof until the earlier of:

9.1.1 the replacement of This BEE Contract with a new BEE Contract in the circumstances contemplated in clauses 8.4 to 8.10; or

9.1.2 the end of the last remaining Empowerment Period of all Issuers.

9.2 Notwithstanding the provisions of clause 9.1, the expiration or termination of This BEE Contract shall not affect such of the provisions of This BEE Contract as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

10. SCOPE AND NATURE

10.1 This BEE Contract will govern all Your Specified BEE Securities from time to time (other than those held in the name of an ISN as registered shareholder, which BEE Securities were held by You prior to the date of the listing on the BEE Segment of such BEE Securities) and will continue in force (unless a new BEE Contract is signed in the circumstances contemplated in clauses 8.4 to 8.10), notwithstanding the fact that You may

Sell all of the Specified BEE Securities from time to time, in order to avoid the necessity for You to sign a new BEE Contract every time that You become the Beneficial Owner of Specified BEE Securities or Specified BEE Securities are registered in Your name as an Own Name Client.

10.2 Notwithstanding that This BEE Contract will govern all Your Specified BEE Securities in accordance with clause 10.1 and govern Your relationship potentially with many Specified Issuers, the parties agree that This BEE Contract will be treated as a separate contract between a particular Specified Issuer and the other parties to This BEE Contract (other than the other Issuers, as if none of such other Issuers were parties to it).

11. WARRANTIES

11.1 You as Beneficial Owner warrant in favour of the JSE, the Registered Shareholder, CSDP, JSE Member, IH and IHRS that for the duration of This BEE Contract any information provided by You to the Registered Shareholder, CSDP, JSE Member, IH, IHRS or the JSE will be true and complete unless You advise them in writing to the contrary.

11.2 You acknowledge that the JSE, the Registered Shareholder, CSDP, JSE Member, the IH and/or the IHRS will rely on the truth and completeness of the above warranty.

11.3 The warranty in clause 11.1 is material.

11.4 You as Own Name Client warrant in favour of the JSE, CSDP and JSE Member that for the duration of This BEE Contract any information provided by You to the JSE, CSDP or JSE Member, will be true and complete unless You advise them in writing to the contrary.

11.5 You as Own Name Client acknowledge that the JSE, CSDP and JSE Member will rely on the truth and completeness of the above warranty.

11.6 The warranty in clause 11.4 is material.

12. UNDERTAKINGS

12.1 You undertake at Your cost, to provide the CSDP, Registered Shareholder, JSE Member, the IH and the IHRS, as the case may be, on signature of This BEE Contract with:

12.1.1 if You are a natural person:

12.1.1.1 an Extract (to be attached as Annexure B to This BEE Contract) which either reflects that You were born in South Africa, alternatively that Your identity book was issued prior to 27 April 1994, and if neither of those is the case, You shall provide a Naturalisation Affidavit (to be attached as Annexure C to This BEE Contract);

12.1.1.2 any other documentation reasonably required by the CSDP, Registered Shareholder, JSE Member, IH or the IHRS, as the case may be, in order to satisfy itself that You are a BEE Compliant Person;

12.1.2 if You are not a natural person:

12.1.2.1 a BEE Certificate which is unexpired (to be attached as Annexure D to This BEE Contract); and

12.1.2.2 any other documentation reasonably required by the CSDP, Registered Shareholder, JSE Member, IH or the IHRS in order to satisfy itself that You are a BEE Compliant Person.

12.2 If you are a controlled client of the JSE Member or a client of a controlled client of the JSE Member in respect of Your Specified BEE Securities, the JSE Member undertakes in favour of each Specified Issuer:

12.2.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person; and

12.2.2 to retain the signed original version of This BEE Contract.

12.2.3 If You are a client of the IH in respect of Your Specified BEE Securities and the IH is a controlled client of the JSE Member:

12.2.4 the IH undertakes in favour of each Specified Issuer as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person;

12.2.5 the JSE Member undertakes in favour of each Specified Issuer:

12.2.5.1 *to check that the IH has signed This BEE Contract in its capacity as IH; and*

12.2.5.2 *to retain the signed original version of This BEE Contract;*

12.3 If You are a non-controlled client of the CSDP in respect of Your Specified BEE Securities, the CSDP undertakes in favour of each Specified Issuer:

12.3.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person; and

12.3.2 to retain the signed original version of This BEE Contract.

12.4 If You are an Own Name Client in respect of Your Specified BEE Securities, the CSDP undertakes in favour of each Specified Issuer:

12.4.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person;

12.4.2 to ensure that You sign This BEE Contract as the party defined as "You" and Registered Shareholder; and

12.4.3 to retain the signed original version of This BEE Contract.

12.5 If You are a Beneficial Owner which/who is client of the IH in respect of Your Specified BEE Securities and the IH is a non-controlled client of the CSDP:

12.5.1 the IH undertakes in favour of each Specified Issuer as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person;

12.5.2 the CSDP undertakes in favour of each Specified Issuer:

12.5.2.1 to check that the IH has signed This BEE Contract in its capacity as IH; and

12.5.2.2 to retain the signed original version of This BEE Contract;

12.6 If You are a Beneficial Owner which/who is client of the IHRS in respect of Your Specified BEE Securities and the IHRS is a non-controlled client of the CSDP, the IHRS undertakes in favour of each Specified Issuer:

12.6.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person; and

12.6.2 to retain the signed original version of This BEE Contract.

PART C: Provisions which apply only whilst specified BEE securities are beneficially owned by you or registered in your name as an own name client and which are applicable to all specified issuers

13. WARRANTIES

13.1 You warrant in favour of each of the Specified Issuers that:

13.1.1 You are a BEE Compliant Person;

13.1.2 You will be the Beneficial Owner of the Specified BEE Securities or the Specified BEE Securities will be registered in Your name as an Own Name Client, as the case may be;

13.1.3 each warranty provided by You in clauses 13.1.1, 13.1.2 and 32 is and will be true from the date that You acquire that Specified Issuer's BEE Securities and:

13.1.3.1 in respect of each warranty provided by You in clauses 13.1.1 and 32 will continue to be true for so long as You hold that Specified Issuer's Specified BEE Securities; and

13.1.3.2 in respect of the warranty provided by You in clause 13.1.2 will continue to be true for so long as You hold that Specified Issuer's Specified BEE Securities either as Beneficial Owner or Own Name Client, as the case may be;

13.1.4 the information provided by You in This BEE Contract is true and complete as at the date of signature hereof.

13.2 You acknowledge that each Specified Issuer will rely on the truth and completeness of the above warranties when recording Your details as:

13.2.1 the Beneficial Owner of that Specified Issuer's Specified BEE Securities; or

13.2.2 an Own Name Client in whose name that Specified Issuer's Specified BEE Securities are registered, as the case may be.

13.2.3 All the warranties given by You in clause 13.1 are material.

14. YOUR UNDERTAKINGS

You undertake whilst Your Specified BEE Securities are Beneficially Owned by You or registered in Your name as an Own Name Client:

14.1 that You are a BEE Compliant Person;

14.2 at Your cost, to provide the CSDP, the Registered Shareholder, the IH, IHRS and the JSE Member on an annual basis and a Specified Issuer within 30 (thirty) days of its written request to You, with:

14.2.1 if You are a natural person, any documentation reasonably required by a Specified Issuer in order to satisfy itself that You are a BEE Compliant Person;

14.2.2 if You are not a natural person:

14.2.2.1 a BEE Certificate which is unexpired (to replace any BEE Certificate attached as Annexure D to This BEE Contract which has expired);

14.2.2.2 any other documentation reasonably required by the Issuer in order to satisfy itself that You are a BEE Compliant Person.

For the sake of clarity, You shall not be obliged to furnish any Issuer other than a Specified Issuer with the aforegoing.

15. PLEDGES AND OTHER ENCUMBRANCES

If the Additional Terms of a Specified Issuer permit of pledges or any other form of Encumbrance in respect of the Specified BEE Securities issued by that Specified Issuer, You may pledge or otherwise Encumber or cause the pledging or Encumbrance of those Specified BEE Securities subject to compliance

with the Additional Terms of that Specified Issuer and with the following:

15.1 You acknowledge that in order to ensure that those Specified BEE Securities are held only by BEE Compliant Persons, You, the CSDP, the Registered Shareholder, the IH, the IHRS and/or the JSE Member, as the case may be, is/are only permitted to Encumber or record the Encumbrance of those Specified BEE Securities at any time during the existence of This BEE Contract at Your request, provided that:

15.1.1 if the security is realised those Specified BEE Securities must only be Sold to a BEE Compliant Person who/which binds herself/himself/itself to a BEE Contract prior to taking transfer of those Specified BEE Securities; and

15.1.2 the terms of the agreement in respect of such Encumbrance shall expressly provide that if the security is realised those Specified BEE Securities must only be Sold to a BEE Compliant Person who/ which binds herself/himself/itself either as a Beneficial Owner or an Own Name Client to a BEE Contract prior to taking transfer of those Specified BEE Securities. You shall procure that a copy of such agreement in respect of such Encumbrance is delivered to the Specified Issuer.

15.1.3 You warrant in favour of the Specified Issuers that the agreement in respect of such Encumbrance shall contain the required provision referred to in clause 15.1 and that You shall not enter into or permit the entering into of any such agreement without such provision.

16. PROVISIONS APPLICABLE TO OFF MARKET TRANSFERS OF YOUR SPECIFIED BEE SECURITIES

16.1 If You Sell any of the Specified BEE Securities or cause any of the Specified BEE Securities to be Sold Off Market other than to a Specified Issuer's Nominee, it is Your responsibility to make sure that:

16.1.1 the person to whom/which those Specified BEE Securities are Sold, either being the new Beneficial Owner or an Own Name Client in whose name those Specified BEE Securities are to be registered, is in fact a BEE Compliant Person; and

16.1.2 a BEE Contract is signed by the person to whom/which those Specified BEE Securities are Sold, either being the new Beneficial Owner or an Own Name Client in whose name those Specified BEE Securities are tobe registered (unless such new Beneficial Owner or Own Name Client has already signed such a contract), the registered shareholder (only for a new Beneficial Owner), a central securities depository participant and if applicable, a JSE member, and the person with whom the new Beneficial Owner or Own Name Client holds an account for the purposes of, inter alia, managing these Specified BEE Securities, and procure that a copy of such contract is delivered to the Specified Issuer of those Specified BEE Securities.

16.1.3 You undertake for the duration of This BEE Contract, not to permit the Sale Off Market of any of the Specified BEE Securities or any rights or interests therein, nor to instruct the Registered Shareholder, the CSDP, the JSE Member, the IH or the IHRS, as the case may be, to effect transfer or permit the transfer of those BEE Securities on Your behalf, to any person who/which is not a BEE Compliant Person and who/ which has not signed a BEE Contract.

17. BREACH

17.1 If at any time during the existence of This BEE Contract:

17.1.1 You have misrepresented that You are a BEE Compliant Person or have in any way committed a breach of any of the warranties given by You and set out in This BEE Contract;

17.1.2 You breach any of Your obligations set out in clauses 8.2 to 8.10, 12, 14, 15, 16 or 20 of This BEE Contract; or

17.1.3 17.1.3 You have made a fraudulent or untrue statement in This BEE Contract or any documents provided by You to the CSDP, JSE Member, IH, IHRS or the Registered Shareholder,

You shall immediately notify all Specified Issuers, the JSE, the Registered Shareholder, CSDP, JSE Member, IH and IHRS in writing.

17.2 At any time after learning of the occurrence of an event contemplated in clause 17.1, any Specified Issuer (or the Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from You the Specified BEE Securities issued by that Specified Issuer by giving You and if You are a Beneficial Owner, the Registered Shareholder written notice, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

17.2.1 those Specified BEE Securities shall be acquired with effect from the day prior to the date of the occurrence of an event contemplated in clause 17.1;

17.2.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the occurrence of the relevant event, discounted by the percentage set out in that Specified Issuer's Additional Terms, if any;

17.2.3 the purchase price as calculated in terms of clause 17.2.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while You were in breach, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee, if the Specified Issuer's Nominee acquires those Specified BEE Securities, or upon the cancellation of these Specified BEE Securities if the Specified Issuer buys back those Specified BEE Securities;

17.2.4 those Specified BEE Securities and claims, if any, shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:

17.2.4.1 You are the Beneficial Owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities, or You are an Own Name Client in whose name those Specified BEE Securities are registered, as the case may be; and

17.2.4.2 no person has any right of any nature whatsoever to acquire these Specified BEE Securities.

18. DEATH

18.1 If You are a natural person who dies during the existence of This BEE Contract, then:

18.1.1 the Specified Issuers (or the Specified Issuers' Nominees) shall not have the right to buy Your Specified BEE Securities issued by those Specified Issuers pursuant to clause 17 even though those Specified BEE Securities as a result may now be held in breach of the requirements of This BEE Contract, unless clause 18.2 applies;

18.1.2 instead of having to do so immediately, the executor of Your estate shall have the additional periods as set out in the Additional Terms of each Specified Issuer in relation to each Specified Issuer's Specified BEE Securities commencing on the date of Your death, to:

18.1.2.1 transfer the Specified BEE Securities, subject to compliance with clause 16, to Your heir/s provided that such heir/s is/are a BEE Compliant Person/s; or

18.1.2.2 Sell the Specified BEE Securities to any BEE Compliant Person, and the executor of Your estate shall instruct the Registered Shareholder to take whatever steps are necessary, and the Registered Shareholder shall be obliged to take such steps, in order to effect any such transfer or Sale of the Specified BEE Securities, as the case may be.

18.2 If the executor of Your estate and/or the Registered Shareholder have not complied with their obligations in clause 18.1 as regards Specified BEE Securities of a

particular Specified Issuer, that Specified Issuer (or that Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from the executor of Your estate those Specified BEE Securities by written notice to the executor of Your estate and the Registered Shareholder, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

18.2.1 those Specified BEE Securities shall be acquired with effect from the day prior to the date of Your death;

18.2.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the written notice from that Specified Issuer (or the Specified Issuer's Nominee) to the executor of Your estate and the Registered Shareholder, discounted by the percentage set out in that Specified Issuer's Additional Terms, if any or as applicable;

18.2.3 the purchase price as calculated in terms of clause 18.2.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while the executor of Your estate and/or the Registered Shareholder was in breach of clause 18.1.2, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee or upon the cancellation of those Specified BEE Securities;

18.2.4 those Specified BEE Securities shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:

18.2.4.1 Your executor is the Beneficial Owner, and the Registered Shareholder is the registered holder, of these Specified BEE Securities, or Your executor is an Own Name Client in whose name those Specified BEE Securities are registered, as the case may be; and

18.2.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

18.3 If You are not a natural person and any of Your shareholders, members, participants or beneficiaries die, as a result of which, during the existence of This BEE Contract, You are no longer a BEE Compliant Person, then:

18.3.1 the Specified Issuers (or the Specified Issuers' Nominees) shall not have the right to buy the Specified BEE Securities issued by those Specified Issuers pursuant to clause 17 even though those Specified BEE Securities as a result may now be held in breach of the requirements of This BEE Contract unless clause 18.4 applies;

18.3.2 instead of having to remedy the breach caused by the death immediately, You shall have the additional periods as set out in the Additional Terms of each Specified Issuer in relation to each Specified Issuer's Specified BEE Securities commencing on the date of the death to Sell the Specified BEE Securities to a BEE Compliant Person and instruct the Registered Shareholder to take whatever steps are necessary, and the Registered Shareholder shall be obliged to take such steps, in order to give effect to any such Sale of the Specified BEE Securities by effecting

 transfer of each Specified Issuer's Specified BEE Securities out of the account in the name of the Registered Shareholder into an account in the name of the registered shareholder of that BEE Compliant Person.

18.4 If the Specified BEE Securities of a particular Specified Issuer have not been Sold or the breach caused by the death has not otherwise been remedied within the additional period as set out in the Additional Terms of a particular Specified Issuer commencing on the date of the death in question, that Specified Issuer (or that Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from You those Specified BEE Securities which that Specified Issuer has issued by giving You (if not a natural person) and the Registered Shareholder written notice, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

18.4.1 those Specified BEE Securities shall be acquired with effect from the day prior to the date of the death in question;

18.4.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the written notice from the Specified Issuer (or the Specified Issuer's Nominee) to You (if not a natural person) and the Registered Shareholder, discounted by the percentage as set out in the Additional Terms of that Specified Issuer, if any or as applicable;

18.4.3 the purchase price as calculated in terms of clause 18.4.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit during the period in which You have been in breach of clause 18.3.2, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee or upon the cancellation of those Specified BEE Securities;

18.4.4 those Specified BEE Securities and claims, if any, shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that:

18.4.4.1 You are the Beneficial Owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities, or You are an Own Name Client in whose name those Specified BEE Securities are registered, as the case may be; and

18.4.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

19. INVOLUNTARY INSOLVENCY/LIQUIDATION

19.1 If You are a natural person who is involuntarily sequestrated (whether provisionally or finally), during the existence of This BEE Contract, then:

19.1.1 the Specified Issuers (or the Specified Issuers' Nominees) shall not have the right to buy the Specified BEE Securities issued by those Specified Issuers pursuant to clause 17 even though those Specified BEE Securities as a result may now be held in breach of the requirements of This BEE Contract unless clause 19.2 applies;

19.1.2 instead of having to do so immediately, the trustee shall have the additional periods as set out in the Additional Terms of each Specified Issuer in relation to each Specified Issuer's Specified BEE Securities commencing on the date of Your provisional sequestration, to Sell the Specified BEE Securities, subject to compliance with clause 16, to any BEE Compliant Person and the trustee shall instruct the Registered Shareholder to take whatever steps are necessary, and the Registered Shareholder shall be obliged to take such steps, in order to give effect any such Sale of the Specified BEE Securities by effecting transfer of each Specified Issuer's Specified BEE Securities out of the account in the name of the Registered Shareholder into an account in the name of the registered shareholder of that BEE Compliant Person.

19.2 If the trustee and/or the Registered Shareholder have not complied with their obligations in clause 19.1 as regards Specified BEE Securities of a particular Specified Issuer, that Specified Issuer (or that Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from You those Specified BEE Securities by written notice to the trustee and the Registered Shareholder, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

19.2.1 those Specified BEE Securities shall be acquired with effect from the day prior to Your provisional sequestration;

19.2.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the written notice from that Specified Issuer (or the Specified Issuer's Nominee) to the trustee and the Registered Shareholder, discounted by the percentage set out in the Additional Terms of that Specified Issuer, if any or as applicable;

19.2.3 the purchase price as calculated in terms of clause 19.2.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while the trustee and/or the Registered Shareholder was in breach of clause 19.1.2, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee or upon the cancellation of those Specified BEE Securities;

19.2.4 those Specified BEE Securities and claims, if any, shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:

19.2.4.1 You are the Beneficial Owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities, or You are an Own Name Client in whose name those Specified BEE Securities are registered, as the case may be; and

19.2.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

19.3 If You are not a natural person and either You or any of Your shareholders, members, participants or beneficiaries are involuntarily liquidated (provisionally or finally), as a result of which, during the existence of This BEE Contract, You are no longer a BEE Compliant Person, then:

19.3.1 the Specified Issuers (or the Specified Issuers' Nominees) shall not have the right to buy the Specified BEE Securities issued by those Specified Issuers pursuant to clause 17 even though those Specified BEE Securities as a result may now be held in breach of the requirements of This BEE Contract unless clause 19.4 applies;

19.3.2 if it is not possible for the breach to be remedied, Your liquidator or You (if any of Your shareholders, members, participants or beneficiaries are involuntarily liquidated), as the case may be, can Sell the Specified BEE Securities to a BEE Compliant Person;

19.3.3 instead of having to do so immediately, Your liquidator or You, as the case may be, and the Registered Shareholder shall have the additional periods as set out in the Additional Terms of each Specified Issuer in relation to each Specified Issuer's Specified BEE Securities commencing on the date of Your or Your shareholder's, member's, participant's or beneficiary's provisional liquidation, to Sell the Specified BEE Securities to any BEE Compliant Person and Your liquidator or You, as the case may be, shall instruct the Registered Shareholder to take whatever steps are necessary, and the Registered Shareholder shall be obliged to take such steps, in order to effect any such Sale of the Specified BEE Securities.

19.4 If the Specified BEE Securities have not been Sold or the breach caused by the liquidation has not otherwise been remedied within the additional period as set out in the Additional Terms of a particular Specified Issuer commencing on the date of Your or Your shareholder's, member's, participant's or beneficiary's involuntary liquidation, that Specified Issuer (or that Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from You those Specified BEE Securities which that Specified Issuer has issued by giving Your liquidator or You, as the case may be, and the Registered Shareholder written notice, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following term and conditions:

19.4.1 those Specified BEE Securities shall be acquired with effect from the day prior to Your or Your shareholder's, member's, participant's or beneficiary's provisional liquidation;

19.4.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the written notice from that Specified Issuer (or the Specified Issuer's Nominee) to Your liquidator or You, as the case may be, and the Registered Shareholder, discounted by the percentage set out in the Additional Terms of each Specified Issuer, if any or as applicable;

19.4.3 the purchase price as calculated in terms of clause 19.4.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while Your liquidator or You, as the case may be, and/or the Registered Shareholder was in breach of clause 19.3.2, shall be payable against the registration of those Specified BEE Securities in the name of that

Specified Issuer's Nominee or upon the cancellation of those Specified BEE Securities;

19.4.4 those Specified BEE Securities and claims, if any, shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that:

19.4.4.1 You are the Beneficial Owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities, or You are an Own Name Client in whose name those Specified BEE Securities are registered, as the case may be; and

19.4.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

20. OBLIGATION ON REGISTERED SHAREHOLDER TO PROCURE TRANSFER OF SPECIFIED BEE SECURITIES

In respect of clauses 17.2, 18.2, 18.4, 19.2, 19.4 and 24.2, the Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from a Specified Issuer, to instruct the CSDP to effect transfer of the Specified BEE Securities issued by that Specified Issuer out of the account in the name of the Registered Shareholder into an account in the name of that Specified Issuer's Nominee, unless the Specified Issuer has elected itself to buy back those Specified BEE Securities.

21. INDEMNITY

21.1 By virtue of You having purchased Specified BEE Securities on the BEE Segment during the existence of This BEE Contract, You indemnify the Registered Shareholder, JSE Member, CSDP, the IH and IHRS and their directors, employees, servants, agents or contractors or other persons for whom in law they may be liable against:

21.1.1 any claims, demands, actions or proceedings made or instituted against the Registered Shareholder, JSE Member, CSDP, IH or IHRS by any person including Specified Issuers; and

21.1.2 any loss or damage of any kind suffered by any person in the event that the Registered Shareholder, JSE Member, CSDP, IH or IHRS should breach any of the JSE's Equities Rules and Directives applicable to the BEE Segment or the provisions of This BEE Contract, as a consequence of any act or omission on Your part, including Your breach of any provisions of This BEE Contract or the JSE's Equities Rules and Directives.

21.2 You waive against the directors, employees, servants, agents or contractors of the Registered Shareholder, JSE Member, CSDP, IH and IHRS, or other persons for whom in law the Registered Shareholder, JSE Member, CSDP, IH or IHRS may be liable any claims which You may have if the Registered Shareholder permits any of the Specified BEE Securities to be Sold to any Specified Issuer's Nominee in accordance with clauses 17.2, 18.2, 18.4, 19.2, 19.4 or 24.2, as a consequence of any breach by You of the provisions of This BEE Contract or the JSE's Equities Rules and Directives.

21.3 Clauses 21.1 and 21.2 constitute stipulatio alteri for the benefit of the directors, employees, servants, agents or contractors of the Registered Shareholder, JSE Member, CSDP, IH and IHRS or other persons for whom in law the Registered Shareholder, JSE Member, CSDP, IH or IHRS may be liable, which they will be entitled to accept at any time by notifying You in writing of their acceptance.

21.4 You, the JSE Member, CSDP, IH and IHRS acknowledge that the Registered Shareholder is obliged to instruct the CSDP to effect the necessary transfers of Specified BEE Securities issued by a particular Specified Issuer out of the account in the name of the Registered Shareholder into an account in the name of that Specified Issuer's Nominee in order to give effect to any Sale referred to in clauses 20 and 25.

PART D: Provisions which apply only whilst specified securities are beneficially owned by you or registered in your name as an own name client and which are relevant

to a specified issuer and its specified BEE Securities

22. UNDERTAKING

The CSDP, Registered Shareholder, JSE Member, IH or IHRS, whichever holds the original signed copy of This BEE Contract, undertakes in favour of each Specified Issuer at that Specified Issuer's cost:

22.1 to furnish a copy of This BEE Contract within 5 (five) days of request, to the JSE at the JSE's request if the first acquisition by You of Specified BEE Securities is On Market, and to the CSDP, at the CSDP's request if the first acquisition by You of Specified BEE Securities is Off Market, as the case may be, so that the JSE or the CSDP, as the case may be, can notify the Specified Issuers whose Specified BEE Securities have been acquired, that a BEE Contract has been concluded; and

22.2 to furnish a notarial copy of This BEE Contract, or procure that a notarial copy of This BEE Contract is furnished, to a Specified Issuer within 10 (ten) days of a Specified Issuer's written request to the Registered Shareholder, if a Specified Issuer requires such notarial copy in order to enforce This BEE Contract in a court of law.

23. ACCESS TO INFORMATION

23.1 You consent to any of the Specified Issuer, the Specified Issuer's Nominee, the Registered Shareholder, JSE Member, CSDP, IH or IHRS furnishing This BEE Contract and any information, whether oral or written, relating to Your holding of Your Specified BEE Securities and any Encumbrances over Your Specified BEE Securities, to any person (including the JSE) for the purposes of enabling it to:

23.1.1 exercise any rights which it may have; or

23.1.2 discharge any obligations which it may have, in terms of, inter alia, any applicable law, the JSE Equities Rules and Directives, the JSE Listings Requirements, the constitutional documents of the Issuer, This BEE Contract or any other agreement concluded by any of them. You also consent to the JSE (in whose favour this clause constitutes a stipulation for the benefit of a third party which is open for its acceptance) using any

information furnished to it pursuant to clause 23.1 for such purposes as it may deem appropriate.

24. BREACH

24.1 If at any time during the existence of This BEE Contract:

24.1.1 You breach any of Your obligations set out in clauses 8.2, 14.2, 22 or 25 in relation to a Specified Issuer or clauses 15 (if applicable) or 16 in relation to Specified BEE Securities issued by a particular Specified Issuer; or

24.1.2 You have made a fraudulent or untrue statement in This BEE Contract or any documents provided by You to a Specified Issuer, You shall immediately notify that Specified Issuer in writing.

24.2 At any time after learning of the occurrence of an event contemplated in clause 24.1, that Specified Issuer (or the Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from You the Specified BEE Securities issued by that particular Specified Issuer by giving You and the Registered Shareholder written notice, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

24.2.1 those Specified BEE Securities shall be acquired with effect from the day prior to the date of the occurrence of an event contemplated in clause 24.1;

24.2.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the occurrence of the relevant event, discounted by the percentage set out in that Specified Issuer's Additional Terms, if any;

24.2.3 the purchase price as calculated in terms of clause 24.2.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while You were in breach, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee, if that Specified Issuer's Nominee acquires those Specified BEE Securities, or upon the cancellation of these Specified BEE Securities if that Specified Issuer buys back those Specified BEE Securities;

24.2.4 those Specified BEE Securities and claims, if any, shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that:

24.2.4.1 You are the Beneficial Owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities, or You are an Own Name Client in whose name those Specified BEE Securities are registered, as the case may be; and

24.2.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

25. OBLIGATION ON REGISTERED SHAREHOLDER TO PROCURE TRANSFER OF SPECIFIED BEE SECURITIES

In respect of clause 24.2, the Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from that Specified Issuer, to instruct the CSDP to effect transfer of the Specified BEE Securities issued by that Specified Issuer out of the account

in the name of the Registered Shareholder into an account in the name of that Specified Issuer's Nominee.

PART E: Miscellaneous

26. RIGHTS FOR THE BENEFIT OF THE SPECIFIED ISSUER AND THE SPECIFIED ISSUER'S NOMINEE

The provisions of This BEE Contract, save for clauses 11, 12 and 21, constitute a stipulatio alteri for

the benefit of each of the Specified Issuers and each of the Specified Issuers' Nominees, which any of them will be entitled to accept at any time. Notwithstanding the fact that there will be many Specified Issuers which will be parties to This BEE Contract, in the event that a Specified Issuer wants to accept the benefits under This BEE Contract, that Specified Issuer shall not be obliged to notify the other Specified Issuers of such acceptance.

27. ADDRESS FOR SERVICE

27.1 The parties choose as their addresses for service for all purposes under This BEE Contract, whether in respect of court process, notices or other documents or communications of whatsoever nature, the addresses set out in the cover page of This BEE Contract. The Issuer chooses its registered office as its address for service for all purposes under This BEE Contract, whether in respect of court process, notices or other documents or communications of whatsoever nature, but in the case of notices they shall be marked for the attention of the company secretary.

27.2 Any notice or communication required or permitted to be given in terms of This BEE Contract shall be valid and effective only if in writing, whether delivered by hand, by post, by telefax or electronically.

27.3 Any party may by notice to the other parties change the physical address chosen as its address for service to another physical address where postal delivery occurs in the Republic of South Africa or its postal address, telefax number or e-mail address provided that the change shall become effective on the 7th (seventh) business day from the deemed receipt of the notice by the other parties.

27.4 Any notice to a party:

27.4.1 sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to its chosen address for service shall be deemed to have been received on the 7th (seventh) business day after posting (unless the contrary is proved);

27.4.2 delivered by hand to a responsible person during ordinary business hours at its chosen address for service shall be deemed to have been received on

the day of delivery;

27.4.3 sent by telefax to its chosen telefax number shall be deemed to have been received on the date of despatch (unless the contrary is proved); or

27.4.4 sent electronically to its chosen e-mail address, shall be deemed to have been received on the date of despatch (unless the contrary is proved).

27.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it, notwithstanding that it was not sent to or delivered at its chosen address for service.

28. EXTENSION OF TIME, WAIVER OR RELAXATION

No extension of time or waiver or relaxation of any of the provisions or terms of This BEE Contract or any contract, bill of exchange or other document issued or executed pursuant to or in terms of This BEE Contract, which is furnished by any Specified Issuer, shall operate as an estoppel against any party in respect of its rights under This BEE Contract, nor shall it operate so as to preclude such party (save as to any extension, waiver or relaxation actually given) thereafter from exercising its rights strictly in accordance with This BEE Contract.

29. CESSION

29.1 A Specified Issuer shall be entitled at any time and without consent of the parties to This BEE Contract to cede all or any of its rights and delegate all or any of its obligations in terms of This BEE Contract to any third party whomsoever.

29.2 Each of the CSDP and the JSE Member shall be entitled to assign all of its rights and obligations in terms of This BEE Contract as an indivisible whole (provided that includes any liabilities under This BEE Contract which may have arisen prior to such assignment) to any successor-in-title to that CSDP's business or JSE Member's business, as the case may be, provided that successor-in-title to that CSDP's business or JSE Member's business, as the case may be, has signed a contract in the form of This BEE Contract.

29.3 Save for a Specified Issuer, the CSDP and the JSE Member, the parties to This BEE Contract shall not be entitled to cede any of their rights or delegate any of their obligations in terms of This BEE Contract to any person whomsoever.

30. AMENDMENT

You, the Registered Shareholder, the CSDP, the JSE Member, IH and the IHRS agree that This BEE Contract cannot be amended by any of you without the prior written consent of all the Specified Issuers.

31. EXECUTION IN COUNTERPARTS

This BEE Contract may be executed in several counterparts, each of which shall together constitute one and the same instrument.

32. ADDITIONAL TERMS

By placing Your signature in the space provided below* You warrant that You:

32.1 acknowledge and understand that This BEE Contract comprises:

32.1.1 the generic terms set forth in This BEE Contract; and

32.1.2 as regards each Specified Issuer, its Additional Terms which form an integral part of This BEE Contract;

32.2 acknowledge and confirm that You have read and understood, and are bound by, the generic terms set forth in This BEE Contract and the Additional Terms specific to each Issuer whose BEE Securities are already listed on the BEE Segment;

32.3 acknowledge and confirm that in respect of any BEE Securities which are to be listed on the BEE Segment after Your signature of This BEE Contract, You will read that Issuer's Additional Terms before You acquire that Issuer's BEE Securities and by trading in such Specified BEE Securities You agree that You will be bound by such Additional Terms as an integral part of This BEE Contract.

	* ("**YOU**")[13]
Signature	
	Who warrants that he/she is duly authorised thereto if signing on behalf of an entity
Name Date	
Place Witness	
Witness	

	* ("**IH**")[14]
Signature	
	Who warrants that he/she is duly authorised thereto if signing on behalf of an entity
Name Date	
Place Witness	
Witness	

	* ("**IHRS**")[15]
Signature	
	Who warrants that he/she is duly authorised thereto if signing on behalf of an entity
Name Date	
Place Witness	
Witness	

---

[13] The Beneficial Owner always has to sign This BEE Contract as the party defined as "You" and in that case, the nominee of such Beneficial Owner, in whose name the BEE Securities are registered, must sign as the Registered Shareholder. Own Name Clients to sign This BEE Contract as the party defined as "You" and in addition as the Registered Shareholder.

[14] There may not always be an IH which is a party to This BEE Contract. The IH will sign as IH, but not as Registered Shareholder.

[15] There may not always be an IHRS which is a party to This BEE Contract. The IHRS will sign as IHRS, but not as Registered Shareholder.

Signature	*	("**JSE MEMBER**")[16]
	Who warrants that he/she is duly authorised thereto if signing on behalf of an entity	
Name Date		
Place Witness		
Witness		

Signature	*	("**REGISTERED SHAREHOLDER**")[17]
	Who warrants that he/she is duly authorised thereto if signing on behalf of an entity	
Name Date		
Place Witness		
Witness		

Signature	*	("**CSDP**")[18]
	Who warrants that he/she is duly authorised thereto if signing on behalf of an entity	
Name Date		
Place Witness		
Witness		

---

[16] There may not always be a JSE Member which is a party to This BEE Contract. The JSE Member will sign as JSE Member and as Registered Shareholder, if applicable.

[17] The Registered Shareholder always has to sign This BEE Contract. Own Name Clients to sign as Registered Shareholder and as the party defined as "You".

[18] The CSDP will sign This BEE Contract as CSDP and as Registered Shareholder to the extent that the party defined as "You" is a non-controlled client of the CSDP or a client of the IH which IH is a non-controlled client of the CSDP. The CSDP will sign This BEE Contract as CSDP to the extent that the party defined as "You" is an Own Name Client.

Annexure A – Checks in relation to You

	Checks	P(Tickbox)
A.	**Natural persons**	
1.	BEE Contract signed by:	
1.1	You	
1.2	other relevant persons who should be parties to that BEE Contract	
2.	You have inserted in BEE Contract under Your name, Your identity number	
3.	Your name and identity number as inserted in BEE Contract is identical to that on the Extract	
4.	Extract (certified copy or copy of certified copy) either reflects that You were born in South Africa **or** that the identity book was issued prior to 27 April 1994 **and if not**, that You have attested to a Naturalisation Affidavit;	
B.	**Persons other than natural persons**	
1.	BEE Contract signed by:	
1.1	You	
1.2	other relevant persons who/which should be parties to that BEE Contract	
2.	the person who/which signs the BEE Contract on Your behalf is duly authorised to do so (request copy of an authorising resolution)	
3.	You have inserted under Your name, Your registration number or IT reference number, as the case may be	
4.	Your name and registration number or IT reference number, as the case may be, is identical to that on the BEE Certificate (original or copy)	
5.	BEE Certificate is unexpired	
6.	BEE Certificate indicates that exercisable voting rights and economic interest in the hands of BEE Compliant Persons is greater than 50% in both cases (using only the flow through principle)	

Annexure B – Extract of Identity Document

[to be attached when This BEE Contract is signed]

Annexure C – Naturalisation Affidavit

AFFIDAVIT FOR A NATURAL PeRSON

I, the undersigned,

_____

(Full names)

_____

(South African Identity Number)

hereby declare under oath as follows, that:

1   I am a "Black Person" as defined in the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as this definition of interpreted by the courts from time to time;

2   #I became a South African citizen by birth/descent before the commencement date of the constitution of the Republic of South Africa Act of 1993, being prior to 27 April 1994;

3   #I became a South African citizen by naturalisation before the commencement date of the constitution of the Republic of South Africa Act of 1993, being prior to 27 April 1994;

4   #I became a South African citizen by naturalisation after the commencement date of the constitution of the Republic of South Africa Act of 1993, being prior to 27 April 1994, but I would have qualified for South African naturalisation prior to 27 April 1994 in the absence of the laws governing the apartheid regime;

5   the certified copy of my identity document attached to this affidavit is true and complete and is verifiable proof of the above declarations.

#Delete if not applicable

_____

[FULL NAME OF DEPONENT]

I certify that the deponent has acknowledged that he/she knows and understands the contents of this affidavit, that he/she has no objection to taking the prescribed oath and that he/she considers it binding upon his/her conscience.

Thus signed and sworn to before me at   [Place] on   [Date]

_____

COMMISSIONER OF OATHS

FULL NAMES: _____

DESIGNATION: _____

STREET ADDRESS: _____

Annexure D – Bee Certificate

[To be attached when This Bee Contract is signed]

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F ("Amendment No. 1") of Sasol Limited (the "Company") amends the Company's Annual Report on Form 20-F for the fiscal year ended 30 June 2018 (the "Original 20-F"), which was filed with the Securities and Exchange Commission on 28 August 2018. The Company is filing this Amendment No. 1 solely for the purposes of replacing Exhibit 1.1 to Item 19 "Exhibits", an incorrect version of which was filed with the Original 20-F.

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to 30 June 2018.

ITEM 19. EXHIBIT

1.1   Memorandum of incorporation of Sasol Limited

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

SASOL LIMITED

By: /s/ Vuyo Kahla
        Name: Vuyo Dominic Kahla
        Title: *Executive Vice President: Advisory, Assurance and Supply Chain and Company Secretary*

Date: 19 September 2018